   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 1, 1997
                                                      REGISTRATION NO. 33-67532
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 ------------
                                AMENDMENT NO. 4
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                 ------------
                          SHEFFIELD STEEL CORPORATION
            (Exact name of registrant as specified in its charter)
                                 ------------
        DELAWARE                     3312                    74-2191557
     (State or other     (Primary Standard Industrial     (I.R.S. Employer
     jurisdiction of      Classification Code Number)    Identification No.)
    incorporation or
      organization)

                              220 NORTH JEFFERSON
                         SAND SPRINGS, OKLAHOMA 74063
                                (918) 245-1335
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                 ------------
                              ROBERT W. ACKERMAN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          SHEFFIELD STEEL CORPORATION
                              220 NORTH JEFFERSON
                         SAND SPRINGS, OKLAHOMA 74063
                                (918) 245-1335
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                 ------------
                                   Copy to:
                             LEWIS GEFFEN, ESQUIRE
              MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C
                             ONE FINANCIAL CENTER
                          BOSTON, MASSACHUSETTS 02111
                                (617) 542-6000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the

Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                 ------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 3(E) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
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

                               EXPLANATORY NOTE

  This Post-Effective Amendment relates to 375,000 shares of Common Stock, $.01 par value per share ("Common Stock"), of Sheffield Steel Corporation (the "Company") authorized for issuance upon exercise of warrants ("Warrants") to purchase shares of Common Stock. A Registration Statement on Form S-1 (No. 33-67532) relating to the Common Stock issuable upon exercise of the Warrants was declared effective by the Commission on October 28, 1993. The purpose of this Post-Effective Amendment is to update the information in the prospectus contained in such Registration Statement.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+THIS PROSPECTUS AND THE INFORMATION CONTAINED HEREIN ARE SUBJECT TO CHANGE + +COMPLETION OR AMENDMENT WITHOUT NOTICE. A REGISTRATION STATEMENT RELATING TO + +THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. + +THESE SECURITIES MAY NOT BE SOLD NOR MAY AN OFFER TO BUY BE ACCEPTED PRIOR TO +
+THE TIME THE REGISTRATION STATEMENT IS DECLARED EFFECTIVE. UNDER NO           +
+CIRCUMSTANCES SHALL THIS PROSPECTUS CONSTITUTE AN OFFER TO SELL OR TO         +
+SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE          +
+SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER SOLICITATION OR SALE WOULD + +BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS +
+OF ANY SUCH JURISDICTION.                                                     +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  SUBJECT TO COMPLETION DATED DECEMBER 1, 1997

                                   PROSPECTUS

                          SHEFFIELD STEEL CORPORATION

       375,000 SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF WARRANTS
                                   --------

  Sheffield Steel Corporation (the "Company") hereby offers 375,000 shares of Common Stock, $.01 par value per share (the "Common Stock"), issuable upon the exercise of outstanding warrants (the "Warrants"), each to purchase one share of Common Stock. The Warrants were issued in connection with the Company's public offering of 75,000 units (the "Units"), each Unit consisting of $1,000 principal amount of 12% First Mortgage Notes due 2001 and five Warrants, pursuant to a Registration Statement on Form S-1 declared effective by the Securities and Exchange Commission on October 28, 1993. Each Warrant entitles the holder to purchase one share of Common Stock of the Company at a price of $.01 per share, subject to adjustment under certain circumstances. The Warrants will expire on November 1, 2001.

  If all the Warrants were exercised, the proceeds to the Company would be $3,750.00, less expenses. There can be no assurance that any of the Warrants will be exercised.
                                   --------

  THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS," BEGINNING ON PAGE 7 OF THIS PROSPECTUS.
                                   --------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                   --------

                  THE DATE OF THIS PROSPECTUS IS        1997.

                            ADDITIONAL INFORMATION

  Although the Company is not subject to the reporting and other informational requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), the Company has filed and will continue to file reports pursuant to such requirements. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Commission's Web site is (http://www.sec.gov). In addition, the Company intends to furnish to its securityholders annual reports containing consolidated financial statements audited by an independent accounting firm and quarterly reports containing unaudited consolidated financial information for the first three quarters of each fiscal year.

           CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

  This Prospectus may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause results to differ materially from those described in the forward-looking statements. There can be no assurance that actual results or business conditions will not differ materially from those anticipated or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: the size and timing of significant orders, as well as deferral of orders, over which the Company has no control; the variation in the Company's sales cycles from customer to customer; increased competition posed by other mini-mill producers; changes in pricing policies by the Company and its competitors; the Company's success in expanding its sales programs and its ability to gain increased market acceptance for its existing product lines; the ability to scale up and successfully produce its products; the potential for significant quarterly variations in the mix of sales among the Company's products; the gain or loss of significant customers; shortages in the availability of raw materials from the Company's suppliers; fluctuations in energy costs; the costs of environmental compliance and the impact of government regulations; the Company's relationship with its work force; the restrictive covenants and tests contained in the Company's debt instruments, which could limit the Company's operating and financial flexibility; and general economic conditions.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. Except where otherwise indicated in this Prospectus (i) all references to a fiscal year refer to the fiscal year of the Company which ends on April 30 (for example, references to "fiscal 1997" mean the fiscal year ended April 30, 1997) and (ii) all references to the "Company" refer to Sheffield Steel Corporation and its subsidiaries and all references to "Sheffield" refer to Sheffield Steel Corporation.

                                  THE COMPANY

  The Company is a leading regional mini-mill producer of hot rolled steel bar products ("hot rolled bar"), concrete reinforcing bar ("rebar"), fabricated products, including fabricated and epoxy-coated rebar and steel fence posts, and various types of semi-finished steel ("billets"). The Company and its predecessors have been in the steelmaking business for over 68 years. The Company believes that it is among the lowest cost producers of billets in the United States as a result of its modern melt and cast operations, high labor productivity levels, low energy costs and competitive steel scrap costs. The Company's low cost billets serve as the feedstock for its downstream bar mill operations and finished products. The Company shipped approximately 470,000 tons of steel in the 12-month period ended October 31, 1997, resulting in sales of $175.1 million and EBITDA (as defined) of $20.7 million.

  The Company's primary manufacturing facility is located in Sand Springs, Oklahoma (the "Sand Springs Facility"), where it conducts a full range of steelmaking activities, including the melting and casting of billets and the processing of billets into rebar, steel fence posts and a range of hot rolled bar products. The Company currently has 600,000 tons of steelmaking capacity. The Company has recently completed construction, installation and final commissioning of a new $22 million rolling mill (the "New Rolling Mill") at the Sand Springs Facility which has increased productivity and efficiency in the manufacturing of rebar and has enabled the Company to produce certain higher quality hot rolled bar products that it was previously unable to produce. From the Sand Springs Facility, the Company also transfers billets to its two rolling mills in Joliet, Illinois (the "Joliet Facility"), where it produces high-end specialty hot rolled bar products. The Company also operates a rebar fabrication plant in Kansas City, Missouri (the "Kansas City Plant") and a short line railroad (the "Railway Company"). The Sand Springs Facility and the Joliet Facility received ISO 9002 quality certification in November 1995 and June 1996, respectively.

  Hot Rolled Bar. The Company sells a variety of specialty hot rolled bar products, including flats, squares, rounds and channels for end use applications that include farm equipment, auto parts, conveyor assemblies, pole line hardware, wrench handles and construction machinery. The Company sells its hot rolled bar products to original equipment manufacturers, cold drawn bar finishers and, to a lesser extent, steel service centers. In the hot rolled bar market, the Company differentiates itself from its competitors through the Joliet Facility's focus on specialty products and by targeting customers with special requirements as to bar shape, size and chemical composition and, in many cases, small volume needs. The Company believes that its targeted customer focus often allows it to act as the sole supplier of particular shapes, sizes or steel chemistries to many customers. The Company believes that these niche markets are unattractive to larger volume producers of hot rolled bar products. The Company's Sand Springs Facility provides it with a competitive geographical advantage in the south-central United States hot rolled bar market and enables the Company's customers to benefit from lower freight costs, shorter lead times and more timely deliveries. As a result of these competitive advantages and its strong reputation for quality and service, the Company has built a number of strong relationships with its hot rolled bar product customers. After the completion of the Shear Line Project (as defined), the Company expects to increase hot rolled bar product sales from its Sand Springs Facility as part of its business strategy to improve finished product mix. See "--Business Strategy--Improve Finished Goods Product Mix." For fiscal 1997, sales of hot rolled bar products accounted for approximately 44% of the Company's total sales.

  Rebar. The Company sells rebar to leading independent fabricators for end use applications in the commercial construction and public infrastructure markets. The Company has worked successfully to build and maintain long-term relationships with fabricators located in the south-central United States by providing them with competitive pricing, assured product availability and reliable, prompt delivery and service. The Company believes that it is the primary and, in most cases, the sole rebar supplier to its largest rebar customers. Although rebar demand is driven by trends in commercial and industrial construction and infrastructure investment, the levels of public and private sector investment in buildings, plants, facilities and infrastructure in the south-central United States market has helped the Company maintain relatively stable rebar sales volume during periods of overall reduced steel industry demand. For fiscal 1997, sales of rebar accounted for approximately 32% of the Company's total sales.

  Fabricated Products. The Company manufactures and sells two fabricated steel products: fence post and fabricated rebar, including epoxy-coated rebar. Fence post sales are concentrated in the Oklahoma, Kansas, Missouri, Texas and Arkansas market area. The Company believes that it is the primary supplier of fence posts in this market area, with more than half of the market share. The Company operates a rebar fabrication facility in Kansas City, the largest facility in the market area, where it shears and bends rebar to meet engineering or architectural specifications for construction projects. See "Business--Recent Developments." For fiscal 1997, sales of fabricated products accounted for approximately 14% of the Company's total sales.

  Sales of billets to third parties and Railway Company sales accounted for the remaining 10% of the Company's total sales for fiscal 1997.

                               BUSINESS STRATEGY

  The Company has formulated an operating strategy to strengthen its market position and maximize profitability which has four major components: (i) improve finished goods product mix; (ii) continue to focus on and extend strong customer relationships; (iii) modernize melt shop operations; and (iv) streamline and strengthen organizational structure.

  Improve Finished Goods Product Mix. With the addition of the New Rolling Mill at the Sand Springs Facility, the Company has substantially increased its hot rolled bar production capacity. Accordingly, shipments of finished products have increased significantly as less profitable third party billet sales have been intentionally reduced. Billet sales, which accounted for 23.6% of tons shipped in fiscal 1994, accounted for only 10.6% of tons shipped for the 12-month period ended July 31, 1997. Shifting away from third party billet sales by increasing hot rolled bar production has also increased margins and reduced sales volatility for the Company, since hot rolled bar products are significantly more profitable than third party billet sales and demand is more stable. As part of its strategy to further improve product mix, the Company intends to remove a bottleneck at the Sand Springs Facility by improving the efficiency of the cooling bed and increasing the capacity of the shear line (the "Shear Line Project"). The completion of the Shear Line Project, scheduled for the end of fiscal 1998, is expected to (i) increase hot rolled bar production capacity by more than 100,000 tons per year; (ii) enable the Company to more fully utilize its existing 600,000 tons of steelmaking capacity; (iii) improve the quality of all mill products, especially hot rolled bar; and (iv) improve product mix by further reducing billet sales to third parties. The Shear Line Project is expected to have an aggregate capital cost of approximately $4.5 million and, upon completion and achievement of full operating capacity, is expected to result in an annual EBITDA (as defined) increase of approximately $9 million.

  Extend Strong Customer Relationships. The Company benefits from having a number of long-standing customer relationships in each of its product markets. The Company has built a reputation for providing consistent product quality, reliable, prompt product delivery and service, product availability and flexible scheduling to meet customer needs and a high level of follow up technical assistance and service. The ISO 9002 certification at both the Sand Springs Facility and the Joliet Facility is an indication of the Company's commitment to producing quality products. The Company believes that its business strategy to improve its finished product mix will strengthen its existing customer relationships and will aid it in developing new customer relationships.

  Modernize Melt Shop. The Company believes that it is among the lowest cost producers of billets in the United States as a result of its modern melt and cast operations, high labor productivity levels, low energy costs and competitive steel scrap costs. With the addition of the New Rolling Mill, which can utilize a larger billet, together with improvements in general operating practices, yields have improved, costs have been reduced and annual billet production capacity has increased from 525,000 tons to 600,000 tons per year. Through incremental capital investments, the Company intends to pursue additional modernization measures, such as the installation of a ladle arc furnace in the melt shop, which will further enhance production capability, increase production capacity, reduce manufacturing costs and improve the quality of finished products.

  Streamline and Strengthen Organizational Structure. The Company has improved strategic planning, strengthened financial reporting systems and aligned organizational structure and management incentives with the Company's business strategies and objectives. In accordance with the collective bargaining agreement reached in February 1997 that resulted in a 15% workforce reduction at the Sand Springs Facility, the Company has been able to implement multi-craft training and use greater flexibility in job assignments. Additional initiatives to streamline operations include the elimination of a centralized maintenance structure and close coordination of the melt shop, casting and rolling mill operations which have resulted in significant reductions in both billet and finished goods inventory. The Company has also put in place a new management team to manage the Sand Springs Facility manufacturing operations. These initiatives have resulted in improving the organizational structure of the Company, making it flexible and more responsive to customer needs and positioning it to implement its business strategy of improving finished product mix.

                              RECENT DEVELOPMENTS

  On November 26, 1997, the Company priced an aggregate of $110,000,000 of First Mortgage Notes (the "First Mortgage Notes") in a private offering (the "Offering") to institutional investors. The Offering will be made under Rule 144A of the Securities Act of 1933, as amended. The net proceeds of the Offering will be applied as follows: (i) $79.5 million to redeem, at a redemption price of 106%, the 12% First Mortgage Notes due 2001 (the "2001 Notes"); (ii) $16 million to repay amounts under the Company's credit facilities which currently bear interest at a rate of prime plus 0.50% (or 9.0% as of November 1, 1997); (iii) $10 million to pay dividends to the Company's shareholders; and (iv) the remainder, if any, for general corporate purposes, including ongoing capital expenditures.

  On November 12, 1997, the Company announced that net sales and EBITDA (as defined) for the three months ended October 31, 1997 were $46.5 million and $5.8 million, respectively, compared to $44.7 million and $4.4 million, respectively, for the same period in the prior year. Net sales and EBITDA (as defined) for the six months ended October 31, 1997 were $94.2 million and $11.7 million, respectively, compared to $89.9 million and $8.6 million, respectively, for the same period in the prior year. These increases were primarily a result of both continued improvements in productivity and reductions in costs at the New Rolling Mill at the Sand Springs Facility as well as strong market demand for rebar and hot rolled bar products.

  The Company's principal executive offices are located at 220 North Jefferson, Sand Springs, Oklahoma 74063 and its telephone number is (918) 245-1335.

                           THE COMMON STOCK OFFERING

Securities Offered..........  375,000 shares of Common Stock which may be issued upon exercise of 375,000 outstanding
                              Warrants.

Offering Price per Share....  $.01 per share.

Issuer......................  Sheffield Steel Corporation.

Expiration Date.............  November 1, 2001.

Exercise....................  Each Warrant will entitle the holder thereof to purchase one share of Common Stock (subject to adjustment under certain circumstances) at a price equal to $.01 per share. A Warrant does not entitle the holder thereof to receive any dividends paid on the Common Stock. See "Description of Warrants."

                                USE OF PROCEEDS

  If all the Warrants were exercised, the proceeds to the Company would be $3,750.00, less expenses. The net proceeds from the exercise of the Warrants will be used for working capital and general corporate purposes. See "Use of Proceeds."

                                  RISK FACTORS

  Investment in the securities offered hereby involves a high degree of risk. See "Risk Factors" for a discussion of certain factors that should be considered in evaluating an investment in such securities.

                                    GLOSSARY

  A glossary of certain technical terms used herein follows:

"mini-mill".................  A mini-mill steel producer uses an electric arc furnace to melt steel scrap and to cast the molten steel into long strands of various shapes in a continuous casting process, in contrast to an integrated steel producer, which produces steel from coke and iron ore through the use of blast furnaces and basic oxygen furnaces. Although the definition of what constitutes a mini-mill has evolved coincident with the competitive position of mini-mills within the steel industry, two constant factors apply to the mini-mill industry: the minimization of costs and a flexible approach to available technology.

"billets"...................  Billets are long, square or rectangular strands of steel that mini-mills cast from molten steel in a continuous casting process. Billets are an intermediate product of a type commonly referred to as semi-finished steel.

"hot rolled bar"............  Hot rolled bars are bars of rolled steel of varying shapes and size that are used in the
                              manufacturing processes of a broad cross section of U.S. industry. Historically, a distinction has been made in the hot rolled bar market between merchant bar quality
                              (MBQ) products, which is comprised of a group of commodity steel shapes that consist of rounds, squares, flats and channels that fabricators, steel service centers and manufacturers cut, bend and shape into products; and special bar quality
                              (SBQ) products, with SBQ products calling for closer size tolerances, special shapes and/or special chemical compositions.
"reinforcing bar" or
"rebar".....................  Reinforcing bar is typically used in the construction process to reinforce concrete and other aggregate and cementing materials.

"fabricated rebar"..........  Fabricated rebar is reinforcing bar that has been sheared, bent and/or epoxy-coated to meet engineering or architectural specifications for use in all types of construction projects.

"fabricated products".......  Fabricated products are those products, including fabricated rebar and steel fence posts, which the Company fabricates from reinforcing bar or hot rolled bars.

                             SUMMARY FINANCIAL DATA

  The information in the following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Selected Historical Financial Data" and the Consolidated Financial Statements of the Company and the notes thereto, included elsewhere in this Prospectus.

                                                                     THREE MONTHS
                              FISCAL YEAR ENDED APRIL 30,           ENDED JULY 31,
                          -------------------------------------  ----------------------
                            1994      1995     1996      1997      1996        1997
                          --------  -------- --------  --------  --------  ------------
                                 (DOLLARS IN THOUSANDS, EXCEPT PER TON DATA)
STATEMENT OF OPERATIONS
 DATA:
Sales...................  $165,920  $175,753 $172,317  $170,865  $ 45,203    $ 47,717
Gross profit............    24,705    31,368   29,196    30,631     7,656       9,408
Operating income........     4,834    10,129    8,116     8,260     2,032       3,712
Interest expense........     7,147     8,049   11,733    11,769     2,913       2,957
Net income (loss).......    (5,370)    1,825   (3,091)   (3,509)     (881)        755
OTHER DATA:
EBITDA (1)..............  $ 13,327  $ 18,582 $ 16,430  $ 17,627  $  4,229    $  5,861
Capital expenditures....    11,667    24,220    4,978     3,695       634         963
Depreciation and
 amortization...........     4,941     5,930    6,567     6,775     1,696       1,711
Non-cash post-retirement
 expense charges........     3,552     2,523    1,747     1,272       501         438
Ratio of earnings to
 fixed charges (2)......       --       1.2x      --        --        --         1.2x
Finished products tons
 shipped................   396,363   367,133  383,448   413,243   105,633     116,430
Billet tons shipped.....   122,680   133,017   93,557    60,512    26,757      16,367
                          --------  -------- --------  --------  --------    --------
Total tons shipped......   519,043   500,150  477,005   473,755   132,390     132,797
Average price per ton
 shipped................  $    320  $    351 $    361  $    361  $    341    $    359
Average production cost
 per ton shipped........       272       289      300       296       284         288
Employees at end of
 period.................       708       718      705       670       715         605
PRO FORMA DATA:(3)
Interest expense........                                                     $  3,301
Ratio of EBITDA to
 interest expense.......                                                         1.8x
                                                                  AS OF JULY 31, 1997
                                                                 ----------------------
                                                                  ACTUAL   PRO FORMA(3)
                                                                 --------  ------------
BALANCE SHEET DATA:
Total assets............                                         $133,401    $135,819
Long-term debt
 (including current
 portion)...............                                           94,490     114,637
Stockholders' equity....                                            3,853     (14,395)

--------
(1) EBITDA is defined as operating income plus depreciation, amortization, non-cash portion of post-retirement benefit expense, and the restructuring charge related to the early retirement incentives in fiscal 1997. The Company believes that EBITDA (as defined) provides additional information for determining its ability to meet debt service requirements. EBITDA (as defined) does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles, and EBITDA (as defined) does not necessarily indicate whether cash flow will be sufficient for cash requirements.
(2) Ratio of earnings to fixed charges is defined as income before income taxes and extraordinary item plus amortization of debt issuance cost and interest expense divided by the sum of amortization of debt issuance costs plus interest expense. Earnings were insufficient to cover fixed charges in fiscal 1994, 1996, 1997 and the three months ended July 31, 1996 by approximately $2,353, $3,091, $3,509 and $881 (unaudited), respectively.
(3) Pro forma data gives effect to Offering and the use of proceeds therefrom based on an interest rate of 11.5%.

                                 RISK FACTORS

  In addition to the other information set forth in this Prospectus, prospective investors should consider carefully the information set forth below before making an investment in the securities offered hereby.

LEVERAGE AND CERTAIN RESTRICTIONS

  The Company currently has, and after the Offering will continue to have, significant amounts of outstanding indebtedness in relation to its stockholders' equity. Upon completion of the Offering and application of the net proceeds therefrom as of July 31, 1997, the Company will have approximately $114.6 million of indebtedness outstanding, including approximately $0.2 million of secured indebtedness outstanding under its $40 million revolving credit facility with NationsBank of Georgia, N.A. (the "Revolving Credit Facility"). The Company intends to use a portion of the net proceeds of the Offering to redeem, at a redemption price of 106%, all of the outstanding 2001 Notes and to pay down amounts outstanding under the Company's credit facilities, although it will retain these facilities for future borrowings. See "Description of Revolving Credit Facility", "Recent Developments" and "Capitalization."

  The indebtedness of the Company and the restrictive covenants and tests contained in its debt instruments, including the Revolving Credit Facility and the Indenture relating to the First Mortgage Notes, could significantly limit the Company's operating and financial flexibility. These factors could also significantly restrict the Company's ability to withstand competitive pressures or adverse economic consequences, including its ability to obtain additional financing in the future for working capital, acquisitions or general corporate or other purposes, and may place the Company at a competitive disadvantage with respect to less leveraged providers of similar steel products.

  The Company's ability to borrow under the Revolving Credit Facility requires continued compliance with covenants and tests which, if breached, could result in termination of such ability to borrow or cause a default. Consequently, under such circumstances, the Company's access to necessary operating and capital funds would be restricted. The Company has from time to time entered into amendments or obtained waivers relaxing certain of the covenants and tests in the Revolving Credit Facility, and may be required to seek additional amendments or waivers in the future. The Revolving Credit Facility is a floating rate obligation and, therefore, is subject to changes in prevailing interest rates.

  The First Mortgage Notes will rank pari passu in right of payment with all future senior indebtedness of Sheffield. Borrowings under the Revolving Credit Facility (or any successor facility) will be secured by a first priority lien on the inventory and accounts receivable and proceeds thereof of Sheffield. Borrowings under the revolving loan agreement (the "Railway Revolving Credit Facility") and the term loan agreement (the "Railway Term Loan") ( the Railway Revolving Credit Facility and the Railway Term Loan together, the "Railway Credit Facility") are secured by a first priority lien on substantially all of the assets of Sheffield's subsidiary, the Sand Springs Railway Company (the "Railway Company"), and by a pledge of the stock of the Railway Company. The First Mortgage Notes will be effectively subordinated to future borrowings by the Railway Company under the Railway Credit Facility. The Revolving Credit Facility provides the Company with a revolving credit commitment of $40 million, subject to levels of borrowing availability. The Railway Revolving Credit Facility provides the Railway Company with a revolving credit commitment of $1.5 million, subject to borrowing restrictions, and the Railway Term Loan has an outstanding balance of $1.5 million.

CURRENT PROSPECTUS AND STATE REGISTRATION REQUIRED IN CONNECTION WITH EXERCISE OF WARRANTS

  The Company will be able to issue shares of its Common Stock upon exercise of the Warrants only if there is a current prospectus relating to the Common Stock issuable upon the exercise of such Warrants under an effective registration statement filed with the Commission, and only if such Common Stock is qualified for sale or exempt from qualification under applicable state securities laws of the jurisdictions in which the various holders of such Warrants reside. Although the Company has agreed to use its best efforts to meet such regulatory requirements, there can be no assurance that the Company will be able to do so. Purchasers may buy Warrants in the aftermarket or may move to jurisdictions in which the shares of Common Stock issuable upon exercise of the Warrants are not registered or qualified for sale. In this event, the Company would be unable to issue shares of Common Stock to those persons upon exercise of the Warrants unless and until the Common Stock issuable upon exercise of the Warrants are qualified for sale or exempt from qualification in jurisdictions in which such persons reside. There is no assurance that the Company will be able to effect any required registration or qualification. The Warrants may be deprived of any value if a then current prospectus covering the Common Stock issuable upon exercise of such Warrant is not effected pursuant to an effective registration statement or if such Common Stock is not qualified or exempt from qualification in the jurisdictions in which the holders of such Warrants reside. See "Description of Warrants."

RECENT LOSSES

  In fiscal 1997, the Company reported net losses due primarily to (i) bad weather in the Company's shipping region which hindered construction in that region; (ii) a restructuring charge of $1.3 million in connection with employee reductions; and (iii) the failure of the transformer and back-up transformer supporting one of the two electric arc furnaces at the Sand Springs Facility. In fiscal 1996, the Company reported a net loss due primarily to reduced profitability of billet sales caused by weaker market conditions and start up costs associated with the New Rolling Mill. Although the Company did not sustain a net loss in fiscal 1995, the Company reported losses in fiscal 1994 and 1993 due primarily to recessionary declines in steel bar prices, and in fiscal 1993 due primarily to continuing losses from operations at the Company's former rolling mill in Oklahoma City, Oklahoma caused by poor yields, unreliable equipment and high costs. There can be no assurances as to when the Company will be able to achieve sustained profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CYCLICAL INDUSTRY AND ECONOMIC CONDITIONS

  Demand for most of the Company's products is cyclical in nature and sensitive to general economic conditions. The hot rolled bar product market is influenced by trends primarily in the fabricated metal products, machinery and construction and transportation equipment industries. The rebar market is driven by trends in commercial and residential construction, industrial investment in new plants and facilities, and government spending on infrastructure projects and public sector buildings. The steel industry is affected by economic conditions generally and future economic downturns may adversely affect the Company.

COMPETITION

  The Company competes with a number of domestic mini-mills in each of its market segments. The domestic mini-mill steel industry is characterized by vigorous competition with respect to price, quality and service. In addition, the domestic mini-mill steel industry has from time to time experienced excess production capacity, which reinforces competitive product pricing and results in continued pressures on industry profit margins. The high fixed costs of operating a steel mini-mill encourage mini-mill operators to maintain high levels of output, regardless of levels of demand, which exacerbates the pressures on industry profit margins. Technological advancements are also a feature of competition in the domestic mini-mill steel industry, as mini-mills continuously strive to produce higher quality products and to lower production costs by increasing the efficiency and productivity of their plants and labor force. Several domestic mini-mills which are competitors of the Company have financial resources substantially greater than those available to the Company.

  The U.S. steel industry has also historically faced competition from foreign steel producers. Although domestic mini-mills have experienced little competition from foreign producers in recent years due to declines in domestic steel prices, there can be no assurance that foreign competition will not increase in the future, which could adversely affect the Company's operating results. See "Business--Competition."

FLUCTUATIONS IN RAW MATERIAL AND ENERGY COSTS

  The market for steel scrap, the principal raw material used in the Company's operations, is highly competitive and its price volatility is influenced by periodic shortages, freight costs, speculation by scrap brokers and other market conditions largely beyond the Company's control. Within the domestic mini-mill industry, fluctuations in scrap costs influence the selling prices of finished goods as operators seek to maintain profit margins. Generally, increases in steel prices lag behind increases in steel scrap prices, and competition has sometimes restricted the ability of mini-mill producers to raise prices to recover higher raw material costs. Although the Company purchases outside steel scrap requirements from a number of dealers and sources in different markets and is not dependent on any single supplier, the Company's profitability would be adversely affected to the extent it is unable to pass on higher raw material costs to its customers. See "Business--Raw Materials."

  The Company's manufacturing process also consumes large amounts of electricity and natural gas. A significant increase in the Company's electricity costs or in the price of natural gas would have an adverse impact on the Company's cost structure, and the Company's profitability would be adversely affected to the extent it is unable to pass such higher energy costs on to its customers. See "Business--Energy."

ENVIRONMENTAL COMPLIANCE AND ASSOCIATED COSTS

  The Company is subject to Federal, state and local laws and regulations governing the remediation of environmental contamination associated with releases of hazardous materials and to Federal, state and local laws and regulations governing discharges to the air and water as well as the handling and disposal of wastes and employee health and safety (collectively, "Environmental Laws"). Governmental authorities have the power to enforce compliance with these requirements, and violators may be subject to civil or criminal penalties, injunctions or both. Third parties also may have the right to sue for damages to enforce compliance.

  The electric arc furnace melting process used at the Company's Sand Springs Facility generates dust that contains lead, cadmium and other heavy metals. Classified as a hazardous waste ("K061") under the Resource Conservation and Recovery Act of 1976, as amended ("RCRA"), this dust is captured in baghouses and subsequently transported to a High Temperature Metals Recovery processor, Zinc Nacional, S.A., located in Monterrey, Mexico ("Zinc Nacional"). The Company recently negotiated a three year contract with Zinc Nacional which will expire in the year 2000. Although current law permits the export of K061, there can be no assurance that new United States legislation prohibiting the export of hazardous waste materials or new Mexican legislation prohibiting the import of such materials, including K061, will not be enacted in the future. In that event, the Company would have to find an alternative means of treatment or disposal of the K061. The Company believes that it could properly dispose of the K061 generated at the Sand Springs Facility by constructing an on-site metals recovery or chemical stabilization process or by shipping the K061 to a licensed domestic treatment facility. However, there can be no assurance as to the availability of such alternatives or that their construction and/or use would not result in significant cost increases.

  Moreover, Environmental Laws have been enacted, and may in the future be enacted, to create liability for past actions that were lawful at the time taken, but that have been found to affect the environment and to create rights of action for environmental conditions and activities. Under some of these Environmental Laws, a company that has sent waste to a third party disposal site could be held liable for the entire cost of remediating such site regardless of fault or the lawfulness of the original disposal activity and also for related damages to natural resources.

  There is currently no significant remediation activity at Company owned or operated sites. Three former K061 landfill sites at the Company's Sand Springs Facility were closed prior to 1980 before the Company's acquisition of the Sand Springs Facility. Additionally, a K061 concrete storage tank was closed by the Company prior to 1990, with a final certification of this closure being issued by the State of Oklahoma in 1990. All underground storage tanks without containment systems, cathodic protection or leak detection were excavated and removed from the Sand Springs Facility with regulatory approval in 1997. In April 1997, the Environmental Protection Agency ("EPA") Region VI conducted a Compliance Evaluation Inspection pursuant to RCRA relating to hazardous and solid waste management at the Sand Springs Facility and then submitted a follow-up information request to the Company in August 1997. The Company believes that it has provided all the information requested by EPA. It is possible that EPA may, pursuant to its RCRA authority, seek corrective action relating to Solid Waste Management Units identified at the Sand Springs Facility and/or penalties for alleged violations of RCRA requirements applicable to the Sand Springs Facility. If EPA does seek such corrective action, it is possible that it may affect one or more of the three previously closed K061 landfill sites at the Sand Springs Facility, and the costs associated with such remedial activity cannot currently be predicted. Moreover, there can be no assurance that all material environmental matters involving remediation at either Company owned or operated sites or at sites owned or operated by third parties which affect the Company have been identified or that new enforcement policies or legal requirements will not result in future material expenditures for environmental matters by the Company.

  Apart from the possibility that EPA may identify violations of RCRA requirements as a result of the Compliance Evaluation Inspection conducted at the Sand Springs Facility in April 1997, the Company believes that it is currently in material compliance with all Environmental Laws. However, there can be no assurance that material environmental liabilities will not be incurred by the Company in the future or that future compliance with Environmental Laws (whether those currently in effect or enacted in the future) will not require additional expenditures by the Company or require changes to the Company's current operations, any of which could have a material adverse effect on the Company's results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Environmental Compliance."

UNIONIZED LABOR FORCE

  The United Steelworkers of America represents approximately 69% of the Company's employees as of July 31, 1997. Approximately 245 employees at the Sand Springs Facility, and approximately 147 employees at the Joliet Facility, are covered under collective bargaining agreements with the USWA that expire on March 1, 2000 and March 1, 1999, respectively. The collective bargaining agreement covering approximately 245 hourly-paid production and maintenance employees at the Sand Springs Facility contains performance-based plans which may result in higher labor costs during very profitable periods. A collective bargaining agreement with the USWA covering approximately 23 employees at the Kansas City Plant expires on October 31, 1999. The Railway Company also employs approximately 19 people represented by various railway or transportation unions. There can be no assurance that any future collective bargaining agreements with any labor unions will contain terms comparable to the terms contained in the existing collective bargaining agreements.

  Since the last national, industry-wide strike of steelworkers in 1959, the Company experienced a 5-day strike at the Sand Springs Facility in May 1988 and a work stoppage at the Kansas City Plant following the expiration of the collective bargaining agreement in September 1991. There can be no assurance that work stoppages will not occur in the future, in connection with labor negotiations or otherwise. See "Business-- Employees."

VOTING CONTROL OF THE COMPANY

  Approximately ninety-six percent of the outstanding shares of the Common Stock, is currently owned by HMK Enterprises, Inc. ("HMK"), an affiliate of Watermill Ventures Ltd. HMK is a privately-held holding company that is engaged in manufacturing and distribution businesses and that has owned substantially all of the Common Stock since 1981. The voting capital stock of HMK is 100% owned by members of the Karol family. Consequently, certain members of the Karol family together beneficially own substantially all of the outstanding shares of the Common Stock, have the power to direct the affairs of the Company and are able to determine the outcome of all matters required to be submitted to stockholders for approval, including the election of directors and amendment of the Company's Certificate of Incorporation. HMK is, and certain of the Company's officers, directors and members of the Karol family are, party to various transactions and agreements with the Company, including a Management Consulting Services Agreement and an Income Tax Expense Allocation Policy and Tax Sharing Agreement. Risk Management Solutions, Inc., a wholly-owned subsidiary of HMK, is a party to an Insurance Services Agreement with the Company. See "Management--Executive Officers and Directors", "Security Ownership of Certain Beneficial Owners and Management" and "Certain Relationships and Related Transactions."

ABSENCE OF PUBLIC MARKET

  There has been no public market for the Warrants or the Common Stock (collectively, the "Securities"). At the time the Units were offered, the underwriters of the Units advised the Company that they intended to make a market in the securities offered thereby, including the Securities. However, the underwriters were under no obligation to do so, and any market making with respect to the Securities may be discontinued at any time without notice. The Company does not intend to apply for the listing of the Securities on any securities exchange. Accordingly, there can be no assurance as to the liquidity of any markets that may develop for the Securities, the ability of holders of either of the Securities to sell such Securities or the price such holders would receive upon the sale of such Securities.

                                USE OF PROCEEDS

  If all the Warrants were exercised, the proceeds to the Company would be $3,750.00, less expenses. The net proceeds from the exercise of the Warrants will be used for working capital and general corporate purposes.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company as of July 31, 1997, and as adjusted to reflect the Offering, including the application of a portion of the net proceeds from the Offering, as described in "Recent Developments." This table should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus.

                                                           JULY 31, 1997
                                                      -------------------------
                                                       ACTUAL      AS ADJUSTED
                                                      ----------  -------------
                                                      (DOLLARS IN THOUSANDS)
   Long-term debt (including current portion):
     2001 Notes...................................... $   73,353   $       --
     First Mortgage Notes............................        --        110,000
     Revolving Credit Facility (1)...................     16,738           238
     Railway Credit Facility (1).....................      2,815         2,815
     Equipment notes.................................      1,584         1,584
                                                      ----------   -----------
       Total long-term debt..........................     94,490       114,637
   Stockholders' equity:
     Common stock, par value $.01 per share,
      authorized 10,000,000 shares; issued 3,375,000
      shares.........................................         34            34
     Additional paid-in capital......................      2,536         2,536
     Retained earnings (2)...........................      1,283       (16,965)
                                                      ----------   -----------
       Total stockholders' equity....................      3,853       (14,395)
   Less loans to stockholders........................       (954)         (954)
                                                      ----------   -----------
                                                           2,899       (15,349)
                                                      ----------   -----------
       Total capitalization.......................... $   97,389   $    99,288
                                                      ==========   ===========

--------
(1) The Company will retain the Revolving Credit Facility and the Railway Credit Facility for future borrowings. The Revolving Credit Facility provides a revolving credit commitment in the amount of $40 million, with $19.4 million available as of July 31, 1997 ($34.7 million available as of July 31, 1997 on an as adjusted basis). The exact amount which may be borrowed from time to time is determined by a borrowing base formula. See "Description of Revolving Credit Facility." The Railway Revolving Credit Facility provides a revolving credit commitment in the amount of $1.5 million, with $0.2 million available as of July 31, 1997. The Railway Term Loan is for $2.0 million (balance of $1.5 million as of July 31, 1997) and is reduced by $0.5 million annually on July 31.

(2) The change in retained earnings reflects the redemption premium associated with redemption of the 2001 Notes of approximately $4.5 million, the write-off of the unamortized discount of approximately $1.6 million and the unamortized debt issue costs related thereto of approximately $1.6 million, estimated interest expense paid during the period between the issuance of the First Mortgage Notes and the call date on the 2001 Notes of approximately $0.5 million, and the payment of $10 million in dividends to the Company's stockholders.

                      SELECTED HISTORICAL FINANCIAL DATA

  The following table sets forth selected historical consolidated financial data and operating data for the Company for the periods indicated. The Company's selected historical consolidated financial data for, and as of the end of, each of the years in the five year period ended April 30, 1997 were derived from the consolidated financial statements of the Company, which have been audited by KPMG Peat Marwick LLP, independent public accountants. The selected historical consolidated financial data for, and as of the end of, the three months ended July 31, 1996 and 1997 were derived from unaudited financial statements of the Company which, in the opinion of management, reflect all adjustments which are of a normal recurring nature necessary for a fair presentation of the results of such periods. The results of operations for the three months ended July 31, 1997 are not necessarily indicative of the results to be expected for the entire fiscal year 1998 or any other interim period. The information set forth in this table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and the notes thereto, included elsewhere in this Prospectus.

                                                                                  THREE MONTHS
                                  FISCAL YEAR ENDED APRIL 30,                    ENDED JULY 31,
                          --------------------------------------------------    ------------------
                            1993        1994      1995      1996      1997        1996      1997
                          --------    --------  --------  --------  --------    --------  --------
                                   (DOLLARS IN THOUSANDS, EXCEPT PER TON DATA)
STATEMENT OF OPERATIONS
 DATA:
Sales...................  $144,026    $165,920  $175,753  $172,317  $170,865    $ 45,203  $ 47,717
Cost of sales...........   125,705     141,215   144,385   143,121   140,234      37,547    38,309
                          --------    --------  --------  --------  --------    --------  --------
Gross profit............    18,321      24,705    31,368    29,196    30,631       7,656     9,408
Selling, general and
 administrative expense.    10,536      10,682    12,156    11,737    11,923       3,227     3,297
Post-retirement benefit
 expense other than
 pensions...............       --        4,248     3,153     2,776     2,353         701       688
Restructuring charge....     6,764(1)      --        --        --      1,320(2)      --        --
Operating income (loss).    (4,693)      4,834    10,129     8,116     8,260       2,032     3,712
Interest expense........    (5,707)     (7,147)   (8,049)  (11,733)  (11,769)     (2,913)   (2,957)
Other income (expense)..      (103)        (40)      (58)      526       --          --        --
                          --------    --------  --------  --------  --------    --------  --------
Income (loss) before
 income taxes
 and extraordinary item.   (10,503)     (2,353)    2,022    (3,091)   (3,509)       (881)      755
Income tax (expense)
 benefit................     2,975         949      (197)      --        --          --        --
                          --------    --------  --------  --------  --------    --------  --------
Income (loss) from
 continuing operations..    (7,528)     (1,404)    1,825    (3,091)   (3,509)       (881)      755
Extraordinary item-loss
 on retirement of long-
 term debt, net of
 income tax benefit of
 $1,346.................       --       (3,966)      --        --        --          --        --
                          --------    --------  --------  --------  --------    --------  --------
Net income (loss).......  $ (7,528)   $ (5,370) $  1,825  $ (3,091) $ (3,509)   $   (881) $    755
                          ========    ========  ========  ========  ========    ========  ========
OTHER DATA:
EBITDA (3)..............  $  7,785    $ 13,327  $ 18,582  $ 16,430  $ 17,627    $  4,229  $  5,861
Capital expenditures....     2,467      11,667    24,220     4,978     3,695         634       963
Depreciation and
 amortization...........     5,714       4,941     5,930     6,567     6,775       1,696     1,711
Non-cash post-retirement
 expense charges........       --        3,552     2,523     1,747     1,272         501       438
Ratio of earnings to
 fixed charges (4)......       --          --        1.2x      --        --          --        1.2x
Finished products tons
 shipped................   398,783     396,363   367,133   383,448   413,243     105,633   116,430
Billet tons shipped.....    89,520     122,680   133,017    93,557    60,512      26,757    16,367
                          --------    --------  --------  --------  --------    --------  --------
Total tons shipped......   488,303     519,043   500,150   477,005   473,755     132,390   132,797
Average price per ton
 shipped................  $    295    $    320  $    351  $    361  $    361    $    341  $    359
Average production cost
 per ton shipped........       257         272       289       300       296         284       288
Employees at end of
 period.................       689         708       718       705       670         715       605
BALANCE SHEET DATA (AT
 END OF PERIOD):
Total assets............  $ 94,643    $115,958  $146,459  $143,182  $136,574    $141,984  $133,401
Long-term debt
 (including current
 portion)...............    56,707      72,629    93,170    97,041    96,550     101,278    94,490
Stockholders' equity....    15,098      11,683    12,596     7,662     3,098       6,781     3,853

--------
(1) In January 1993, the Company approved a restructuring plan which provided for closure of the Oklahoma City Mill. In conjunction with this plan, the Company recorded a nonrecurring charge aggregating $6,764. Of the total charge, $6,330 relates to the estimated loss expected upon disposal of the facility and plant protection, insurance and other expenses associated with this plan. The remaining charge relates to operating losses incurred from the date of approval through April 30, 1993.

(2) A restructuring charge of $1.3 million was recognized in fiscal 1997 as a result of early retirement incentives included in a collective bargaining agreement and salaried workforce reductions in Sand Springs.

(3) EBITDA is defined as operating income (loss) plus depreciation, amortization, non-cash portion of post-retirement benefit expense, non-cash restructuring charges related to closure of the Oklahoma City Mill (in fiscal 1993) and the restructuring charge related to the early retirement incentives (in fiscal 1997). The Company believes that EBITDA provides additional information for determining its ability to meet debt service requirements. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles, and EBITDA does not necessarily indicate whether cash flow will be sufficient for cash requirements.

(4) Ratio of earnings to fixed charges is defined as income before income taxes and extraordinary item plus amortization of debt issuance cost and interest expense divided by the sum of amortization of debt issuance costs plus interest expense. Earnings were insufficient to cover fixed charges in fiscal 1993, 1994, 1996, 1997 and the three months ended July 31, 1996 by approximately $10,503, $2,353, $3,091, $3,509 and $881 (unaudited), respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the Consolidated Condensed Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus.

GENERAL

  The Company is a mini-mill producer of hot rolled steel bar products ("hot rolled bar"), concrete reinforcing bar ("rebar"), fabricated products, including fabricated and epoxy-coated rebar and steel fence posts, and various types of semi-finished steel ("billets"). The Company and its predecessors have been in the steelmaking business for over 68 years. The Company believes that it is among the lowest cost producers of billets in the United States as a result of its modern melt and cast operations, high labor productivity levels, low energy costs and competitive steel scrap costs. The Company's low cost billets serve as the feedstock for its downstream bar mill operations and finished products. The Company shipped approximately 470,000 tons of steel in the 12-month period ended October 31, 1997, resulting in sales of $175.1 million and EBITDA (as defined) of $20.7 million.

  The Company's products are grouped into four categories: (i) hot rolled bar products, which the Company produces in the form of flats, squares, rounds and channels, typically to meet specified customer requirements; (ii) rebar, which is principally sold to independent fabricators who shear and bend the rebar to meet engineering or architectural specifications for construction projects;
(iii) fabricated products, consisting of fence post (sold principally to distributors and farm cooperatives) and fabricated rebar, including epoxy-coated rebar (typically sold to highway and construction contractors); and
(iv) billets, made by casting molten steel into square strands of various lengths in a continuous casting process, which are either reheated, rolled and sheared by the Company into various finished steel products described above or sold to third parties. The Company's strategy is to improve its product mix by utilizing billets internally to produce finished products instead of selling billets to third parties. The Company's primary cost components are ferrous scrap, energy and labor, the cost of warehousing and handling finished steel products and freight costs. The following table gives summary operating data for the Company by its principal product categories for the periods indicated:

                                                                         THREE MONTHS
                                  FISCAL YEAR ENDED APRIL 30,           ENDED JULY 31,
                          -------------------------------------------- -----------------
                            1993     1994     1995     1996     1997     1996     1997
                          -------- -------- -------- -------- -------- -------- --------
TONS SHIPPED:
Hot Rolled Bars.........   155,555  154,362  157,610  159,688  174,290   38,478   45,054
Rebar...................   204,290  193,475  161,198  169,316  185,745   53,556   56,551
Fabricated Products.....    38,938   48,526   48,325   54,444   53,208   13,599   14,825
                          -------- -------- -------- -------- -------- -------- --------
Total finished products.   398,783  396,363  367,133  383,448  413,243  105,633  116,430
Billets.................    89,520  122,680  133,017   93,557   60,512   26,757   16,367
                          -------- -------- -------- -------- -------- -------- --------
Total tons shipped......   488,303  519,043  500,150  477,005  473,755  132,390  132,797
                          ======== ======== ======== ======== ======== ======== ========
PRICE PER TON:
Hot Rolled Bars.........  $    383 $    424 $    462 $    461 $    435 $    441 $    439
Rebar...................       244      263      290      293      292      286      295
Fabricated Products.....       408      407      447      461      460      465      458
Billets.................       188      218      236      225      214      216      226
Average price per ton
 shipped................       295      320      351      361      361      341      359
Average production cost
 per ton................       257      272      289      300      296      284      288

  On March 2, 1997, the Company completed negotiation of a collective bargaining agreement with the United Steelworkers of America which covered approximately 315 hourly-paid production and maintenance employees at the Sand Springs Facility. The new contract is for a term of three years, expiring March 1, 2000.

This collective bargaining agreement included wage increases, certain benefit increases and changes to local work rules allowing greater flexibility. The contract also allowed the Company to reduce and reorganize its hourly workforce by approximately 70 hourly positions, primarily maintenance related. Of the 70 positions, 42 employees were eliminated through retirement offers effective June 1, 1997 and the remaining positions have been eliminated through attrition.

RECENT DEVELOPMENTS

  Net sales and EBITDA (as defined) for the three months ended October 31, 1997 were $46.5 million and $5.8 million, respectively, compared to $44.7 million and $4.4 million, respectively, for the same period in the prior year. Net sales and EBITDA (as defined) for the six months ended October 31, 1997 were $94.2 million and $11.7 million, respectively, compared to $89.9 million and $8.6 million, respectively, for the same period in the prior year. These increases were primarily a result of both continued improvements in productivity and reductions in costs at the New Rolling Mill at the Sand Springs Facility as well as strong market demand for rebar and hot rolled bar products.

RESULTS OF OPERATIONS

THREE MONTHS ENDED JULY 31, 1997 AS COMPARED TO THREE MONTH ENDED JULY 31,
1996

  SALES. Sales for the Company for the three month period ended July 31, 1997 were approximately $47.7 million as compared to sales of approximately $45.2 million for the three month period ended July 31, 1996, an increase of approximately $2.5 million or 5.6%. This increase was primarily the result of an increase in tons shipped from 132,390 to 132,797 and an increase in average price per ton shipped from $341 to $359. The increases in tons shipped and average selling price were due primarily to increased production and shipments of finished goods from the Sand Spring Facility and a decrease in shipments of billets.

  Hot Rolled Bar Products. Shipments for the three month period ended July 31, 1997 were 45,054 tons compared to 38,478 tons for the three month period ended July 31, 1996, an increase of 6,576 tons or 17.1%. This increase was primarily a result of the continued improvements in operations of the New Rolling Mill and implementation of the Company's business strategy to improve finished product mix. The average price per ton for hot rolled bar products for the three month period ended July 31, 1997 decreased to $439 from $441. While prices improved at both the Sand Springs Facility and the Joliet Facility, average selling prices remained essentially unchanged due to increased sales of hot rolled bar product at the Sand Springs Facility.

  Rebar. Rebar shipments for the three month period ended July 31, 1997 were 56,551 tons compared to 53,556 tons for the three month period ended July 31, 1996, an increase of 2,995 tons or 5.6%. This increase was primarily a result of the continued improvements in operations of the New Rolling Mill and implementation of the Company's business strategy to improve finished goods product mix. The average price per ton for rebar products for the three month period ended July 31, 1997 increased to $295 from $286. The increase in average price per ton is attributable to improved market conditions.

  Fabricated Products. Shipments of fabricated products for the three month period ended July 31, 1997 were 14,825 tons compared to 13,599 tons for the three month period ended July 31, 1996, an increase of 1,226 tons or 9.0%. The average price per ton for fabricated products for the three month period ended July 31, 1997 decreased to $458 from $465. The decrease in average price per ton is attributable to competitive forces as well as product mix.

  Billets. Shipments of billets to third parties for the three month period ended July 31, 1997 were 16,367 tons compared to 26,757 tons for the three month period ended July 31, 1996, a decrease of 10,390 tons or 38.8%. This decrease was due to the Company's implementation of its business strategy to utilize billets internally to produce higher value added finished products instead of selling the billets to third parties. The average price per ton for billets for the three month period ended July 31, 1997 increased to $226 from $216. The increase in average price per ton is attributable to improved product mix.

  COST OF SALES. The cost of sales for the three months ended July 31, 1997 were approximately $38.3 million as compared to approximately $37.5 million for the three months ended July 3l, 1996. On an average per-ton basis, cost of sales increased to $288 per ton for the three months ended July 31, 1997 from $284 per ton for the three months ended July 31, 1996. In the three months ended July 31, 1997, billet shipments decreased 10,390 tons and the decrease of these lower cost products in the mix caused the average cost per ton to increase.

  GROSS PROFIT. Gross profit for the Company for the three months ended July 31, 1997 was approximately $9.4 million as compared to a gross profit of approximately $7.7 million for the three months ended July 31, 1996, an increase of approximately $1.8 million or 22.9%. Gross profit for the Company as a percentage of sales for the three months ended July 31, 1997 was 19.7% as compared to 16.9% for the three months ended July 31, 1996. The increase is a result of higher average selling prices due primarily to a more favorable product mix.

  SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling, general and administrative expense for the Company for the three months ended July 31, 1997 remained approximately the same as compared to the three months ended July 31, 1996.

  DEPRECIATION AND AMORTIZATION. Depreciation and amortization remained approximately the same for the three months ended July 31, 1997, as compared to the three months ended July 31, 1996.

  POST-RETIREMENT BENEFIT EXPENSE. Post-retirement benefit expense remained approximately the same for the three months ended July 31, 1997 as compared to the three months ended July 31, 1996 as determined by an independent actuary.

  OPERATING INCOME. Operating income for the Company for the three months ended July 31, 1997 was approximately $3.7 as compared to approximately $2.0 million for the three months ended July 31, 1996, an increase of approximately $1.7 million or 82.7%. Operating income for the Company as a percentage of sales for the three months ended July 31, 1997 was 7.8% as compared to 4.5% for the three months ended July 31, 1996. This increase was primarily due to the increased gross profit as discussed above.

  INTEREST EXPENSE. Interest expense for the Company for the three months ended July 31, 1997 was approximately $3.0 million as compared to approximately $2.9 million for the three months ended July 31, 1996. This increase was due to a slightly higher average interest rate as compared to the same period in the prior year.

 FISCAL 1997 AS COMPARED TO FISCAL 1996

  SALES. Sales for the Company for fiscal 1997 were approximately $170.9 million as compared to sales of approximately $172.3 million for fiscal 1996, a decrease of approximately $1.5 million or 0.8%. This decrease was primarily the result of a decrease in the tons shipped from 477,005 to 473,755, as the average price per ton shipped remained unchanged at $361 per ton. This decrease in sales was primarily a result of decreased shipments of billets.

  Hot Rolled Bar Products. Shipments in fiscal 1997 were 174,290 tons compared to 159,688 tons in fiscal 1996, an increase of 14,602 tons or 9.1%. Shipments of hot rolled bars produced at the Sand Springs Facility were up approximately 66% in fiscal 1997 over the previous year due to continued improvements in operation of the New Rolling Mill and the Company's implementation of its business strategy to improve finished product mix. This increase was partially offset by decreased sales of hot rolled bar products from the Joliet Facility which were primarily due to weak market conditions encountered during the first fiscal quarter. The average price per ton for hot rolled bar products decreased to $435 per ton in fiscal 1997 from $461 per ton in fiscal 1996. The decrease in average price per ton is due to the increased proportion of the Company's hot rolled bar products being produced at the New Rolling Mill at the Sand Springs Facility which have a lower selling price than the more specialized products produced at the Joliet Facility.

  Rebar. Rebar shipments for fiscal 1997 were 185,745 tons as compared to 169,316 tons in fiscal 1996, an increase of 16,429 tons or 9.7%. The increase in tons shipped was primarily due to increased production. Rebar shipments in the previous year were limited because mill time was allocated to the development of new hot rolled bar business in accordance with the Company's business strategy to improve product mix. The average price per ton for rebar decreased to $292 for fiscal 1997 from $293 per ton in fiscal 1996.

  Fabricated Products. Shipments of fabricated products in fiscal 1997 were 53,208 tons, down from 54,444 tons in fiscal 1996. Shipments of fabricated products from the Kansas City Plant decreased from the prior year, primarily due to weak market demand in the fourth quarter. Shipments of fence posts were consistent with the prior year. The average price per ton for fabricated products decreased slightly to $460 per ton in fiscal 1997 from $461 per ton in fiscal 1996.

  Billets. Shipments of billets to third parties for fiscal 1997 were 60,512 tons as compared to 93,557 tons in fiscal 1996. The decrease of 33,045 tons or 35.3% was due to the Company's implementation of its business strategy to utilize billets internally for the production of higher value added finished products instead of selling billets to third parties. The average price per ton for billets decreased to $214 per ton in fiscal year 1997 from $225 per ton in fiscal 1996. The decrease in the average price per ton of billets was partially due to weak market demand and partially due to selling a higher proportion of commodity grade steel.

  COST OF SALES. The cost of sales for fiscal year 1997 was approximately $140.2 million as compared to approximately $143.1 million for the fiscal year ended 1996. Cost of sales on an average per-ton basis decreased slightly from the prior year to $296 from $300. The decrease in cost of sales per ton is due to improved production rates and a decrease in scrap raw material costs from the prior year. The decrease was partially offset by slightly higher conversion costs per ton in both the melt shop and the New Rolling Mill due to an electric furnace transformer failure and higher energy costs in comparison to the prior year. Although the electric furnace transformer failure curtailed melt shop operations by approximately 40% for a four month period, the Company purchased billets from third party suppliers and met its finished product requirements. The Company's relationships with its customers were not disrupted and the Company's insurance policy covered its costs of purchasing billets and repairing the transformer.

  GROSS PROFIT. Gross profit for fiscal 1997 was approximately $30.6 million as compared to approximately $29.2 million for fiscal 1996, an increase of approximately $1.4 million or 4.9%. Gross profit as a percentage of net sales for fiscal 1997 was 17.9% as compared to 16.9% for fiscal 1996. The increase in gross profit in fiscal 1997 is due to the decrease in cost of sales and the increase in sales as discussed above.

  SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling, general and administrative expense for fiscal 1997 was approximately $11.9 million, reflecting an increase of approximately $0.2 million from 1996 levels. This increase is due to additional selling expenses related to the expanded sales efforts for hot rolled bar products.

  DEPRECIATION AND AMORTIZATION. Depreciation and amortization for 1997 was approximately $6.8 million as compared to approximately $6.6 million for 1996, an increase of approximately $0.2 million or 3.2%. The increase in depreciation expense was primarily the result of depreciation on capital expenditures made in both fiscal 1996 and 1997.

  POST-RETIREMENT BENEFIT EXPENSE. Post-retirement benefit expense decreased to approximately $2.4 million for fiscal 1997 from approximately $2.8 million in 1996. The decrease is primarily due to a decrease in the health care cost trend rates as determined by an independent actuary.

  RESTRUCTURING EXPENSE. A restructuring charge of $1.3 million, $1.0 million of which was non-cash, was recognized in fiscal 1997 as a result of early retirement incentives included in a collective bargaining agreement and salaried workforce reductions in Sand Springs.

  OPERATING INCOME. Operating income was approximately $8.3 million for fiscal 1997 as compared to operating income of approximately $8.1 million for fiscal 1996, an increase of approximately $0.1 million or 1.8%. Operating income as a percentage of sales for fiscal 1997 was 4.8% as compared to 4.7% for fiscal 1996. The slight increase is a result of higher gross profit as described above, offset by higher administrative expenses and the restructuring charge as explained above.

  INTEREST EXPENSE. Interest expense for fiscal 1997 was approximately $11.8 million as compared to approximately $11.7 million for fiscal 1996.

  FISCAL 1996 AS COMPARED TO FISCAL 1995

  SALES. Sales for the Company for fiscal 1996 were approximately $172.3 million as compared to sales of approximately $175.8 million for fiscal 1995, a decrease of approximately $3.4 million or 2.0%. This decrease was primarily the result of a decrease in tons shipped from 500,150 tons to 477,005 tons and was partially offset by an increase in the average price per ton shipped from $351 to $361.

  Hot Rolled Bar Products. Shipments in fiscal 1996 were 159,688 tons compared to 157,610 tons in fiscal 1995, an increase of 2,078 tons or 1.3%. Hot rolled bar product sales tons shipped from the Sand Springs Facility were up approximately 74% in fiscal 1996 over the previous year due to continued improvements in operation of the New Rolling Mill and the Company's implementation of its business strategy to improve finished product mix. Growth in hot rolled bar product shipments also were due to additional production orders. Sales of hot rolled bar products from the Joliet Facility decreased due primarily to weak market conditions encountered during the third fiscal quarter. The average price per ton for hot rolled bar products remained relatively constant at $461 per ton in fiscal 1996, as compared to $462 per ton in fiscal 1995.

  Rebar. Rebar shipments for fiscal 1996 were 169,316 tons as compared to 161,198 tons in fiscal 1995, an increase of 8,118 tons or 5.0%. The increase in the tons shipped was related to additional tons being produced on the New Rolling Mill over the previous year. Rebar shipments were limited, however, because during start up of the New Rolling Mill mill time was allocated to the development of new hot rolled bar product business. The average price per ton of rebar increased to $293 for fiscal 1996 from a fiscal 1995 price per ton of $290.

  Fabricated Products. Shipments of fabricated products in fiscal 1996 were 54,444 tons, up from 48,325 tons in fiscal 1995, an increase of 6,119 tons or 12.7%. Shipments of fabricated products from the Kansas City Plant were consistent with the prior year while shipments of fence post increased 5,786 tons. The average price per ton for fabricated products of $461 per ton in fiscal 1996 was $14 per ton higher than the average price per ton of $447 in fiscal 1995. This price per ton increase was due to improved market conditions in both the fence post and the rebar fabrication businesses.

  Billets. Shipments of billets to third parties for fiscal 1996 were 93,557 tons as compared to fiscal 1995 shipments of 133,017 tons. The decrease of 39,460 tons or 29.7% was primarily due to the Company's shift in emphasis to the sale of finished products as well as decreased market demand for billets industry-wide. Demand decreased during the summer of 1995 and did not return to normal levels for six months. Average sales price per ton for billets decreased from $236 per ton in fiscal year 1995 to $225 per ton in fiscal 1996. The decrease in the average price per ton of billets reflected the weaker market encountered during the 1996 fiscal year.

  COST OF SALES. The cost of sales for fiscal year 1996 was approximately $143.1 million as compared to approximately $144.4 million for the fiscal year ended 1995. Cost of sales on an average per-ton basis was consistent with the prior year on a product by product comparison. The costs per ton in the aggregate increased from $289 in fiscal year 1995 to $300 in fiscal 1996 due to a higher percentage of finished steel product sales. In fiscal 1996 billet shipments decreased by 39,460 tons and the decrease of these lower cost products in the mix caused the average cost per ton to increase. Scrap prices were fairly consistent between years.

  GROSS PROFIT. Gross profit for fiscal 1996 was approximately $29.2 million as compared to approximately $31.4 million for fiscal 1995, a decrease of approximately $2.2 million or 6.9%. Gross profit as a percentage of net sales for fiscal 1996 was 16.9% as compared to 17.8% for fiscal 1995. The decrease in gross profit in fiscal 1996 was primarily due to reduced profitability of billets compared to fiscal 1995 caused by weaker market conditions and start up costs associated with the New Rolling Mill. While productivity and yields improved over fiscal 1995, costs associated with the start up of the New Rolling Mill reduced gross profit margins.

  SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling, general and administrative expense for fiscal 1996 was approximately $11.7 million, reflecting a decrease of approximately $0.4 million from 1995 levels. This decrease is the direct result of the Company's efforts to control overhead costs throughout the Company.

  DEPRECIATION AND AMORTIZATION. Depreciation and amortization for 1996 was approximately $6.6 million as compared to approximately $5.9 million for 1995, an increase of approximately $0.6 million or 10.7%. The increase in depreciation expense was primarily the result of capital expenditures related to the New Rolling Mill.

  OPERATING INCOME. Operating income was approximately $8.1 million for fiscal 1996 as compared to operating income of approximately $10.1 million for fiscal 1995, a decline of approximately $2.0 million. Operating income as a percentage of sales for fiscal 1996 was 4.7% as compared to 5.8% for fiscal 1995. The decline was primarily due to expenses associated with the New Rolling Mill start-up and the weaker market for billets.

  INTEREST EXPENSE. Interest expense for fiscal 1996 was approximately $11.7 million as compared to approximately $8.0 million for fiscal 1995, an increase of approximately $3.7 million or 45.8%. Interest expense in fiscal 1995 included $2.1 million interest capitalized in connection with the financing of the New Rolling Mill construction. The remaining increase in financing costs was primarily caused by a slightly higher lending rate in fiscal 1996 and the build up of inventories to support the expanding hot rolled bar product business.

LIQUIDITY AND CAPITAL RESOURCES

  As of July 31, 1997, the Company's long term indebtedness was $94.5 million, after giving effect to an unamortized discount attributable to common stock warrants of approximately $1.6 million. After giving effect to the Offering and the application of the net proceeds therefrom as of July 31, 1997, the Company's outstanding indebtedness would have been approximately $114.6 million consisting of $110 million of First Mortgage Notes and $4.6 million of other indebtedness. The Company will not be required to make any principal payments on the First Mortgage Notes prior to maturity. See "Recent Developments" and "Capitalization."

  The Revolving Credit Facility provides a revolving credit commitment in the amount of $40 million. Pursuant to an amendment to the Revolving Credit Facility dated as of the Issue Date, the exact amount the Company is eligible to borrow on a revolving basis under the Revolving Credit Facility is based on collateral availability consisting of 85% of eligible accounts receivable and 65% of eligible inventories. After giving effect to the Offering on an as adjusted basis as of July 31, 1997, $34.7 million would be available under the Revolving Credit Facility. Indebtedness under the Revolving Credit Facility is secured by a first priority lien on Sheffield's inventory and accounts receivable. The Revolving Credit Facility matures on November 1, 2000. See "Description of Revolving Credit Facility."

  Borrowings under the Revolving Credit Facility bear interest at a floating rate. To the extent that such interest rate increases, and to the extent that amounts outstanding under the Revolving Credit Facility increase, there will be corresponding increases in the Company's interest obligations. The Company intends to use a portion of the net proceeds of the Offering to repay amounts outstanding under the Company's credit facilities, although it will retain these facilities for future borrowings. See "Description of Revolving Credit Facility", "Recent Developments" and "Capitalization."

  In addition to borrowings under the Revolving Credit Facility, the Company has historically used cash flow from operations and equipment financing agreements to fund its investing activities, including capital expenditures. The Company expects to incur capital expenditures of approximately $8.5 million in fiscal 1998, including $4.5 million for the Shear Line Project. The Company estimates annual maintenance capital expenditures to be approximately $3 million.

  Cash flow from operating activities was $4.7 million in fiscal 1997, compared with cash flow from operating activities of $3.1 million in fiscal 1996. Cash used in investing activities in fiscal 1997 was $3.7 million, consisting principally of replacement and environmental expenditures and other capital improvements. In fiscal 1997, approximately $1.1 million of cash flow from operating activities was used in financing activities, principally to repay long-term debt and make payments to retired executives of the Company in respect of stock appreciation rights.

  Cash flow from operating activities was $3.1 million in fiscal 1996, compared with cash flow from operating activities of $0.5 million in fiscal 1995. This increase in cash flow resulted principally from decreases in accounts receivable and billet inventory as compared with in fiscal 1995. Cash used in investing activities in fiscal 1996 was $4.4 million, consisting principally of normal capital expenditures. In fiscal 1996, approximately $4.3 million of cash flow was generated from increases in long-term and revolving credit facilities. Approximately $2.3 million was used for payments in respect of stock appreciation rights, dividends and to repurchase common stock warrants.

  Cash flow from operating activities was $0.5 million in fiscal 1995. Cash used in investing activities in fiscal 1995 was $24.2 million, consisting principally of capital expenditures.

  The Company's cash flow from operating activities and borrowings under the Revolving Credit Facility are expected to be sufficient to fund the fiscal 1998 budget for capital improvements and meet any near-term working capital requirements. On a longer term basis, the Company has significant future debt service obligations. The Company's ability to satisfy these obligations and to secure adequate capital resources in the future will be dependent on its ability to generate adequate operating cash flow. The Company expects that its cash flow from operations and borrowing availability under its revolving credit facilities will be sufficient to fund the repayment of the First Mortgage Notes and other investing activities. This will be dependent on its overall operating performance and be subject to general business, financial and other factors affecting the Company and the domestic steel industry, as well as prevailing economic conditions, certain of which are beyond the control of the Company. The leveraged position of the Company and the restrictive covenants contained in the Indenture and the Revolving Credit Facility could significantly limit the Company's ability to withstand competitive pressures or adverse economic conditions.

  The Company is subject to a broad range of federal, state and local environmental regulations and requirements, including those governing air emissions and discharges into water, and the handling and disposal of solid and/or hazardous wastes. As part of its normal course of business, the Company incurs expenses, primarily for the disposal of bag house dust, to comply with these regulations and requirements. Expenses were approximately $2.1 million in fiscal 1997, approximately $1.7 million in fiscal 1996, and approximately $2.2 million in fiscal 1995. Capital expenditures incurred by the Company to comply with these requirements were approximately $0.7 million in fiscal 1997 and approximately $0.4 million in fiscal 1996. In addition, in the event of a release of a hazardous substance generated by the Company, the Company could be responsible for the remediation of contamination associated with such a release. The Company believes that it is currently in substantial compliance with all known material and applicable environmental regulations.

  The Company has not experienced any material adverse effects on operations in recent years because of inflation, though margins can be affected by inflationary conditions. The Company's primary cost components are ferrous scrap, energy and labor, all of which are susceptible to domestic inflationary pressures. Finished product prices, however, are influenced by general economic conditions and competitive factors within the steel industry. While the Company generally has been successful in passing on cost increases to its customers through price adjustments, the effect of steel imports, severe market price competition and under-utilized industry capacity has in the past, and could in the future, limit the Company's ability to adjust pricing.

                                   BUSINESS

GENERAL

  The Company is a leading regional mini-mill producer of hot rolled steel bar products, concrete reinforcing bar, fabricated products, including fabricated and epoxy-coated rebar and steel fence posts, and various types of billets. The Company and its predecessors have been in the steelmaking business for over 68 years. The Company believes that it is among the lowest cost producers of billets in the United States as a result of its modern melt and cast operations, high labor productivity levels, low energy costs and competitive steel scrap costs. The Company's low cost billets serve as the feedstock for its downstream bar mill operations and finished products. The Company shipped approximately 470,000 tons of steel in the 12-month period ended October 31, 1997, resulting in sales of $175.1 million and EBITDA (as defined) of $20.7 million.

BUSINESS STRATEGY

  The Company has formulated an operating strategy to strengthen its market position and maximize profitability which has four major components: (i) improve finished goods product mix; (ii) continue to focus on and extend strong customer relationships; (iii) modernize melt shop operations; and (iv) streamline and strengthen organizational structure.

  Improve Finished Goods Product Mix. With the addition of the New Rolling Mill at the Sand Springs Facility, the Company has substantially increased its hot rolled bar production capacity. Accordingly, shipments of finished products have increased significantly as less profitable third party billet sales have been intentionally reduced. Billet sales, which accounted for 23.6% of tons shipped in fiscal 1994, accounted for only 10.6% of tons shipped for the 12-month period ended July 31, 1997. Shifting away from third party billet sales by increasing hot rolled bar production has also increased margins and reduced sales volatility for the Company, since hot rolled bar products are significantly more profitable than third party billet sales and demand is more stable. As part of its strategy to further improve product mix, the Company intends to remove a bottleneck at the Sand Springs Facility by improving the efficiency of the cooling bed and increasing the capacity of the shear line (the "Shear Line Project"). The completion of the Shear Line Project, scheduled for the end of fiscal 1998, is expected to (i) increase hot rolled bar production capacity by more than 100,000 tons per year; (ii) enable the Company to more fully utilize its existing 600,000 tons of steelmaking capacity; (iii) improve the quality of all mill products, especially hot rolled bar; and (iv) improve product mix by further reducing billet sales to third parties. The Shear Line Project is expected to have an aggregate capital cost of approximately $4.5 million and, upon completion and achieving full operating capacity, is expected to result in an annual EBITDA (as defined) increase of approximately $9 million.

  Extend Strong Customer Relationships. The Company benefits from having a number of long-standing customer relationships in each of its product markets. The Company has built a reputation for providing consistent product quality, reliable, prompt product delivery and service, product availability and flexible scheduling to meet customer needs and a high level of follow up technical assistance and service. The ISO 9002 certification at both the Sand Springs Facility and the Joliet Facility is an indication of the Company's commitment to producing quality products. The Company believes that its business strategy to improve its finished product mix will strengthen its existing customer relationships and will aid it in developing new customer relationships.

  Modernize Melt Shop. The Company believes that it is among the lowest cost producers of billets in the United States as a result of its modern melt and cast operations, high labor productivity levels, low energy costs and competitive steel scrap costs. With the addition of the New Rolling Mill, which can utilize a larger billet, together with improvements in general operating practices, yields have improved, costs have been reduced and annual billet production capacity has increased from 525,000 tons to 600,000 tons per year. Through incremental capital investments, the Company intends to pursue additional modernization measures, such as the installation of a ladle arc furnace in the melt shop, which will further enhance production capability, increase production capacity, reduce manufacturing costs and improve the quality of finished products.

  Streamline and Strengthen Organizational Structure. The Company has improved strategic planning, strengthened financial reporting systems and aligned organizational structure and management incentives with the Company's business strategies and objectives. In accordance with the collective bargaining agreement reached in February 1997 that resulted in a 15% workforce reduction, the Company has been able to implement multi-craft training and use greater flexibility in job assignments. Additional initiatives to streamline operations include the elimination of a centralized maintenance structure and close coordination of the melt shop, casting and rolling mill operations which have resulted in significant reductions in both billet and finished goods inventory. The Company has also put in place a new management team to manage the Sand Springs Facility manufacturing operations. These initiatives have resulted in improving the organizational structure of the Company, making it flexible and more responsive to customer needs and positioning it to implement its business strategy of improving finished product mix.

PRODUCTS, CUSTOMERS AND MARKETS

  Hot Rolled Bar. According to the American Iron and Steel Institute ("AISI"), the size of the hot rolled bar product market in the United States was approximately 7 million tons in 1996. The demand for consistent quality is very significant in the hot rolled bar product market, where quality is measured by the adherence to specifications related to chemical composition, surface quality, product integrity and size tolerances. The Company sells a variety of specialty hot rolled bar products, including flats, squares, rounds and channels for end use applications that include farm equipment, auto parts, conveyor assemblies, pole line hardware, wrench handles and construction machinery. The majority of hot rolled bar products produced at the Joliet Facility (approximately 81% in fiscal 1997) is sold directly to original equipment manufacturers and cold drawn bar finishers, while the remainder (approximately 19% in fiscal 1997) is sold to steel service centers. Hot rolled bar products produced at the Sand Springs Facility are sold to both end product manufacturers (approximately 62% in fiscal 1997) and steel service centers (approximately 38% in fiscal 1997). For fiscal 1997, sales of hot rolled bar products accounted for approximately 44% of the Company's total revenues.

  In the hot rolled bar market, the Company differentiates itself from its competitors through the Joliet Facility's focus on specialty hot rolled bar products and by targeting customers with special requirements as to bar shape, size and chemical composition and, in many cases, small volume needs. The Company believes that its targeted customer focus often allows it to act as the sole supplier of particular shapes, sizes or steel chemistries to certain customers, while in other cases it competes with a limited number of producers of specialty hot rolled bar products. The Company believes that these niche markets are unattractive to larger volume producers. The Company also believes that there are significant opportunities to sell standard hot rolled bar products to customers for whom the Joliet Facility currently satisfies specialty hot rolled bar product requirements. The Company's Sand Springs Facility provides it with a competitive geographical advantage in the south-central United States hot rolled bar marked and enables the Company's customers to benefit from lower freight costs, shorter lead times and more timely deliveries. As a result of these competitive advantages and its strong reputation for quality and service, the Company has developed a number of strong relationships with the region's hot rolled bar product customers.

  The Company also strives to provide its hot rolled bar product customers with superior service. For fiscal 1997, the Company's largest specialty hot rolled bar product customer accounted for approximately 11% of total hot rolled bar product shipments, and the 10 largest specialty hot rolled bar product customers accounted for approximately 41% of total hot rolled bar product shipments. To permit a high level of service consistent with efficient production scheduling, the Company carries a customer-designated finished goods inventory of hot rolled bar products in excess of 10,000 tons at both the Joliet and Sand Springs facilities. Both the Sand Springs Facility and the Joliet Facility have implemented an internally developed bar-coded inventory tracking system which permits quick and precise inventories to be taken at any time. The Joliet Facility has also developed a customer query system which provides agents and major customers with direct computer access to the status of their production orders, the availability of inventory designated for them and the Joliet Facility's production schedule for their products. See "--Business Strategy--Extend Strong Customer Relationships."

  Rebar. According to the AISI, the size of the rebar market in the United States was approximately 6.3 million tons in 1996. Rebar is a lower value, higher volume commodity bar product for which price is often the customer's decisive factor. Geographic proximity to customers, which in turn determines both freight costs and delivery response time, is also an important factor in the rebar market, where profit margins are particularly tight and independent fabricators typically depend on quick mill response rather than their own inventories to meet ever-changing construction schedules. The Company sells rebar to leading independent fabricators located in the south-central United States who then shear and bend the rebar to meet engineering or architectural specifications for construction projects. The Company produces rebar at the Sand Springs Facility rolling mill, where the bars are rolled in standard diameters from #4 bar ( 1/2 inch or 13mm) to #18 bar (2 1/4 inches or 57mm) and sheared to standard lengths from 20 feet to 60 feet. To provide rapid response to customer needs, the Company usually maintains a finished goods inventory of 25,000 to 35,000 tons of rebar. Sales of rebar constituted approximately 32% of total Company revenues in fiscal 1997.

  Rebar demand is driven by trends in commercial and industrial construction and infrastructure investment. During periods of overall reduced steel industry demand, the Company has maintained relatively stable rebar sales volume due to the levels of public and private sector investment in buildings, plants, facilities and infrastructure in the south-central United States. The Company has worked successfully to build and maintain long-term relationships with its customers by providing them with competitive pricing, assured product availability and reliable, prompt delivery and service. This strategy permits the fabricators to compete successfully in the construction and infrastructure markets, thus reinforcing the Company's relationships with such fabricators. The Company believes that it is the primary and, in most cases, the sole supplier to substantially all of its customers. In fiscal 1997, the Company's 10 largest rebar customer accounts represented approximately 80% of total rebar sales. Of the 10 largest rebar customers in fiscal 1997, eight were among the Company's 10 largest rebar customer accounts for fiscal 1996, 1995, 1994 and 1993.

  Due to the importance of pricing, freight costs and delivery response time, sales of rebar tend to be concentrated within close geographic proximity to a rebar manufacturer's mini-mill. The following map depicts the Company's rebar market in the geographic area surrounding the Sand Springs Facility.

                       [MAP: THE COMPANY'S REBAR MARKET]

Graphic: Map of south-central United States, indicating the Company's primary rebar market in the geographic area surrounding the Sand Springs Facility, including Kansas and portions of Nebraska, Missouri, Arkansas and northern Texas, as well as other bar mills and primary rebar competitors in the same geographic area.

  In the Company's primary market area of Oklahoma, Kansas and portions of Nebraska, Missouri, Arkansas and northern Texas, the Company enjoys a freight advantage over its competitors and believes it has a market share in excess of 50%. Approximately half of the Company's rebar shipments are made in this primary market area. The remaining rebar shipments are made in the adjacent regions of Nebraska, Missouri, Arkansas and Texas and in Louisiana, New Mexico and Colorado. Since pricing, freight costs and delivery response times are important competitive factors in the rebar market, the Company believes that efforts to penetrate more distant markets would be uneconomical or impractical.

  Fabricated Products. The Company manufactures two fabricated steel products: fence post and fabricated rebar, including epoxy-coated rebar, which are sold to distributors and farm cooperatives. Fence post is produced in two weights (1.25 pounds per foot and 1.33 pounds per foot), in orange and green colors and various lengths from 4 feet to 8 feet. The Company manufactures approximately 24,000 tons of fence post annually on a five day, one-shift basis at a post shop located adjacent to the New Rolling Mill. The Company believes that its fence post is recognized as a quality leader in the industry. Fabricated products sales constituted approximately 14% of total Company revenues in fiscal 1997. The majority of the Company's fence post sales are concentrated in the Oklahoma, Kansas, Missouri, Texas and Arkansas market area, and the Company believes that it is the primary supplier of fence post with more than half of the market in that area. The Company's 5 largest customer accounts represented approximately 75% of total fence post shipments in fiscal 1997.

  Fabricated rebar is shipped from the Kansas City Plant to highway and construction contractors in Missouri, Kansas, Nebraska and in contiguous markets. In recent years, the Company has experienced increased demand from contractors bidding on infrastructure projects for fabricated rebar which is epoxy-coated prior to fabrication to protect against corrosion in the field. This has provided the Kansas City Plant with a competitive advantage and contributed to a growth in shipments. The Company believes that its epoxy coating line, the only one located in the Kansas City, Missouri market, provides a competitive advantage in securing contracts.

  On October 28, 1997, the Company acquired (the "Acquisition") all of the issued and outstanding capital stock of Waddell's Rebar Fabricators, Inc. ("Waddell"), pursuant to a Stock Purchase Agreement among the Company, Waddell and the former stockholders of Waddell. The Acquisition purchase price consisted of (i) $1,040,000 in cash, subject to post-closing adjustment based upon the actual net worth of Waddell on the closing date, and (ii) secured, subordinated promissory notes (the "Notes") in an aggregate principal amount of $2,000,000, which Notes mature in four years and accrue interest at NationsBank's prime rate minus one percent per annum. The Notes are secured by the Company's pledge of the capital stock of Waddell. Waddell is a rebar fabricator located in Independence, Missouri which specializes in smaller volume, higher value added construction contracts. Although the Company will maintain Waddell as a separate subsidiary for the foreseeable future, the Company intends to integrate the management of Waddell with the management of the Company's rebar fabrication plant in Kansas City, Missouri.

  Billets. The Company sells billets to other steel mills or forgers for conversion into finished products. Most sales are made to a single dedicated account and a portion are sold in the "spot" market and later exported to markets in Mexico, South America and the Caribbean. Sales volume potential and pricing for billets, particularly in the spot market, is highly variable. The dominant competitive factors are availability and price. To meet customer and finished product specifications, the Company produced in excess of 100 grades of billets during fiscal 1997. Billet sales to third parties are dependent on the Company's own billet requirements and market conditions that vary widely. In the past three fiscal years, billets sales to third parties have ranged between 8% and 18% of the Company's total revenues. Billet sales constituted approximately 8% of total Company revenues in fiscal 1997.

  The Company's business strategy includes shifting away from selling billets toward utilizing billets internally to produce higher value added finished products. After completion of the Shear Line Project, the Company expects to increase its production of hot rolled bar products which will increase its need for billets and, accordingly, fewer billets will be available for sale to third parties.

  The Railway Company. The Railway Company operates approximately seven miles of rail line between Sand Springs and Tulsa, Oklahoma, serving primarily the operations of the Sand Springs Facility and, to a lesser extent, third parties. The Railway Company's revenues from third parties constituted approximately 2% of total Company revenues in fiscal 1997.

MANUFACTURING PROCESS

  The Company's primary manufacturing facility is the Sand Springs Facility, where it conducts a full range of steelmaking activities, including the melting and casting of billets and the processing of billets into rebar, steel fence posts and a range of hot rolled bar products. The Company has recently completed construction, installation and final commissioning of the $22 million New Rolling Mill at the Sand Springs Facility, which has increased productivity and efficiency in the manufacturing of rebar and has enabled the Company to produce certain higher quality hot rolled bar products that it was previously unable to produce. From the Sand Springs Facility, the Company also transfers billets to its two rolling mills at the Joliet Facility, where it produces high end specialty hot rolled bar products. The Company also operates a rebar fabrication plant in Kansas City, Missouri. The Sand Springs Facility and the Joliet Facility received ISO 9002 quality certification in November 1995 and June 1996, respectively.

  At the Sand Springs Facility, steel scrap is conveyed by rail car from the Company's scrap yard to the facility's melt shop, where the steel scrap is melted with electricity in two 85-ton electric arc furnaces. During the scrap melting process, impurities are removed from the molten steel. The molten steel is then poured into a ladle, where metal alloys are added to obtain desired chemical compositions. The molten steel is then conveyed to a six-strand continuous caster which casts various types of billets. The continuous caster is capable of forming billets up to 8 inches square and 50 feet long. These billets are then reheated, rolled and shaped into various finished steel products at the Sand Springs or Joliet rolling mills or, to a lesser extent sold to third parties. The Sand Springs rolling mill produces rebar, "T" sections which are further processed into fence posts and a range of hot rolled bar products. The rolling mills at the Joliet Facility produce an extensive range of hot rolled bar products.

  The diagram below depicts the Company's steel manufacturing process as currently conducted.

                [COMPANY'S STEEL MANUFACTURING PROCESS DIAGRAM]

Graphic: Box with "Melt and Cast Shop (Sand Springs Facility") linked by vertical arrows with three boxes titled "Rolling Mills (Joliet Facility);" "Rolling Mill (Sand Spring Facility);" and "Billets." Box with "Rolling Mills (Joliet Facility)" linked by vertical arrows to box with "Hot Rolled Bar Products." Box with "Rolling Mill (Sand Springs Facility)" linked by vertical arrows with four boxes titled "Hot Rolled Bar Products;" "Rebar;" "Rebar Fabrication Plant (Kansas City);" "Fence Post Shop (Sand Springs Facility). Boxes with "Rebar Fabrication Plan (Kansas City)" and "Fence Post Shop (Sand Springs Facility)" linked with vertical arrows to box with words "Fabricated Product."

SALES AND MARKETING

  Hot rolled bar products produced at the Joliet Facility are sold regionally by the Company's sales personnel and nationally through commissioned sales representatives under exclusive agency agreements with the Company. Hot rolled bar products produced at the Sand Springs Facility and rebar are sold through the Company's own sales force and sales agencies which also service the Joliet Facility. The Company markets fence post directly to farm cooperatives and to fence post distributors. While some billets are sold through semi-finished steel brokers on the "spot" market, most is sold through one dedicated account. After completion of the Shear Line Project, the Company's internal billet requirements will increase and the availability of billets for sale to third parties will decrease accordingly. As a result of adverse weather conditions which impact construction activities and a normal seasonal downturn in manufacturing levels, the Company typically experiences lower sales volumes in its third fiscal quarter.

RAW MATERIALS

  The Company's primary raw material is steel scrap, which is generated principally from industrial, automotive, demolition, railroad and other scrap sources and is purchased by the Company in the open market through a limited number of steel scrap brokers and dealers or by direct purchase. The cost of steel scrap is subject to market forces, including demand by other steel producers. The cost of steel scrap to the Company can vary significantly, and product prices generally cannot be adjusted in the short-term to recover large increases in steel scrap costs. Over longer periods of time, however, product prices and steel scrap prices have tended to move in the same direction.

  The long-term demand for steel scrap and its importance to the domestic steel industry may be expected to increase as mini-mill producers continue to expand steel scrap-based electric arc furnace capacity with additions to or replacements of existing integrated facilities. For the foreseeable future, however, the Company believes that supplies of steel scrap will continue to be available in sufficient quantities. In addition, a number of technologies exist for the processing of iron ore into forms which may be substituted for steel scrap in electric arc furnace-based steelmaking. Such forms include direct-reduced iron, iron carbide, hot-briquette iron and pig iron. A sustained increase in the price of steel scrap could result in increased use of these alternative materials. The Company has successfully employed scrap substitutes in its manufacturing process to achieve quality characteristics and expects to increase its usage of such substitutes in the future.

ENERGY

  The Company's manufacturing process consumes large amounts of electricity. The Company purchases its electrical needs at the Sand Springs Facility from Public Service of Oklahoma ("PSO") under a real time pricing tariff which is available only to PSO's largest customers. Under this tariff, the Company purchases its base load at a contracted amount adjusted for fuel costs and then purchases or sells power on an hour-by-hour basis at rates which approximate PSO's incremental costs plus a small markup. Historically, the Company has been adequately supplied with electricity and does not anticipate any material curtailment in its operations resulting from energy shortages.

  The Company believes that its utility rates are among the lowest in the domestic mini-mill steel industry. As one of PSO's two largest customers, the Company is able to obtain low rates from PSO. PSO is able to generate electricity at relatively low rates, as its electric load is generated using western coal and local natural gas as compared to the higher costs of electric utilities that generate electric load using oil or nuclear power.

  The Company also uses natural gas to reheat billets, but is not considered a large natural gas user. Since deregulation of the natural gas industry, natural gas requirements generally have been provided through negotiated contract purchases of well-head gas with supplemental transportation through local pipeline distribution networks. Although increases in the price of natural gas might have an adverse impact on the Company's cost structure and the Company's profitability, any such price increases would be likely to similarly affect competitors using natural gas and/or electricity generated by natural gas. The majority of the Company's natural gas needs (both to reheat billets and as a consumer of the electricity generated by natural gas) are at the Sand Springs Facility in Oklahoma, a state with excess natural gas supplies. Historically, the Company has been adequately supplied with natural gas and an adequate supply is expected to be available in the future.

COMPETITION

  The Company competes with a number of domestic mini-mills in each of its market segments. There are common competitive factors in the steel bar business--price, proximity to market, quality and service, for example-although their relative importance varies in the different market segments.

  In the market for hot rolled bar products, the Joliet Facility occupies a niche position at the specialty end of the product range. The Company believes that it is the sole supplier of several particular shapes, sizes or steel chemistries to certain customers. In other cases, the Company competes with a limited number of other producers of specialty hot rolled bar products, including Calumet Steel Company, Kentucky Electric Steel Co., Laclede Steel Company and Northwestern Steel and Wire Company. From Sand Springs and to a much lesser degree from Joliet, the Company competes with mini-mill producers of standard hot rolled bar products, including Chaparral Steel Co., North Star Steel Co. and Structural Metals, Inc. Competitors vary from customer to customer depending on product specifications and requirements for order sizes and inventory support.

  Since pricing, freight costs and delivery times are the most important competitive factors in the sale of rebar, sales tend to be concentrated within about 350 miles of a mini-mill. In the south-central United States, the Company believes it enjoys a competitive advantage as the closest mill serving an area comprising Oklahoma, Kansas, western Missouri and Arkansas, and parts of northern Texas. The majority of the Company's rebar tonnage was shipped to this area in fiscal 1997, which the Company believes equated to in excess of 50% of the market share. In surrounding geographical areas, the Company competes with a number of other mini-mills, principally Chaparral Steel Co. and Structural Metals, Inc.

  The Company is not in competition with foreign or integrated steel producers. These mills have cost and freight disadvantages compared to the Company and other domestic mini-mills which effectively preclude them from competing in the relatively low priced hot rolled bar product and rebar markets.

  Competitive factors in fence post sales include product quality measured by durability, price, appearance, workmanship, freight costs and delivery response time. The Company believes that the high quality of its fence post combined with a more aggressive sales effort has contributed to an increase in market penetration in fiscal 1996 and fiscal 1997. Competitors include Southern Post Co. and Chicago Heights Steel Co.

  For fabricated rebar, primary competitors are independent fabrication shops which are furnished with rebar from other mini-mills in the Midwest. In recent years, the Company believes that increased demand for epoxy-coated product from contractors bidding on infrastructure projects has provided the Kansas City Plant with a competitive advantage and contributed to growth in shipments. Other competitive factors include delivery performance, engineering support, accurate fabrication and competitive pricing.

EMPLOYEES

  As of July 31, 1997, there were approximately 600 employees of the Company. Approximately 69% of the Company's employees are represented by one of three bargaining units affiliated with the United Steelworkers of America. The Company is party to a collective bargaining agreement covering approximately 245 hourly-paid production and maintenance employees at the Sand Springs Facility. This agreement, which was negotiated as of March 2, 1997, is for a three year period expiring on March 1, 2000. The agreement included wage increases, certain benefit increases and changes to local work rules. The agreement also allowed the Company to reduce and reorganize its hourly workforce by approximately 70 positions, primarily maintenance related. Of the 70 positions, 42 were eliminated through retirement offers effective June 1, 1997 and the remaining positions have been eliminated through attrition.

  The Company is also party to a collective bargaining agreement covering approximately 147 hourly-paid production and maintenance employees at the Joliet Facility, which expires on March 1, 1999 and a collective bargaining agreement covering approximately 23 employees at the Kansas City Plant which expires on October 31, 1999. The Railway Company has approximately 19 employees who are represented by various labor unions. The Company believes that it has maintained good relationships with its labor unions in the past, but there can be no assurance that the terms of any future collective bargaining agreements with any labor unions will contain terms comparable to the terms contained in its existing collective bargaining agreements.

  Since the last national, industry-wide strike of steelworkers in 1959, the Company has experienced only a five-day strike at the Sand Springs Facility in May 1988 and a work stoppage at the Kansas City Plant after the expiration of its collective bargaining agreement in September 1991. The Company has not experienced a protracted work stoppage at either the Sand Springs Facility or the Joliet Facility, and believes that it has good relations with its employees, but there can be no assurance that work stoppages will not occur in the future, in connection with labor negotiations or otherwise.

ENVIRONMENTAL COMPLIANCE

  The Company is subject to a broad range of Federal, state and local environmental requirements, including those governing air emissions and discharges into water, and the handling and disposal of wastes. The Company has spent substantial amounts to comply with these requirements. In addition, in the event of a release of hazardous materials generated by the Company, the Company could potentially be responsible for the remediation of contamination associated with such a release.

  Primarily because the melting process at the Sand Springs Facility generates emission dust that contains lead, cadmium and other heavy metals, the Company is classified, in the same manner as other similar mini-mills in its industry, as a generator of hazardous waste. The Resource Conservation and Recovery Act of 1976, as amended ("RCRA"), regulates the management of emission control sludge/dust from electric arc furnaces ("K061"), a waste stream generated in significant quantities at the Sand Springs Facility. All of the K061 generated at the Sand Springs Facility is shipped to Mexico, where a High Temperature Metals Recovery processor, Zinc Nacional, S.A., recovers the zinc, lead and cadmium and manufactures commercial and high purity zinc products. If a release of K061 were to occur, the Company could be required to remediate such release. Although current law permits the export of K061, there can be no assurance that new United States legislation prohibiting the export of hazardous waste materials or new Mexican legislation prohibiting the import of such materials, including K061, will not be enacted. In that event, the Company would have to find an alternative means of treatment or disposal of the K061 in compliance with RCRA. The Company believes that it could properly dispose of the K061 generated at the Sand Springs Facility by constructing an on-site recovery or chemical stabilization process or by shipping the K061 to a licensed domestic treatment facility. However, there can be no assurance as to the availability of such alternatives or that their construction and/or use would not result in significant cost increases.

  In accordance with the Clean Air Act Amendments of 1990 ("CAAA") and Oklahoma's State Implementation Plan, the Sand Springs Facility submitted a Title V application for an operating permit in January 1997. Because this application has been ruled administratively complete, the Company is continuing to operate pending final approval, which it anticipates receiving in calendar 1998. If approved, the CAAA operating permit would require neither process modifications nor continuous emissions monitoring. Additional or new air emission control regulations or requirements applicable to the Company's operations may be promulgated under the Clean Air Act in the future. The Company cannot at this time accurately estimate the costs, if any, of compliance with such future Clean Air Act regulations or requirements.

  As discussed above under "Risk Factors--Environmental Compliance and Associated Costs", it is possible that EPA may identify violations of RCRA requirements as a result of the Compliance Evaluation Inspection conducted by EPA at the Sand Springs Facility in April 1997, and that EPA may seek penalties and/or corrective action relating to the Solid Waste Management Units identified at the Sand Springs Facility, including the three previously closed K061 landfills. While the Company believes that any such RCRA violations that may be identified by EPA will not result in penalties which will have a material adverse effect on the Company's results of operations or financial condition, the costs of corrective action (if any is required) cannot be predicted at this time and may be material. Apart from the issues associated with the April 1997 RCRA inspection conducted by EPA, the Company believes that it is currently in substantial compliance with applicable environmental requirements and does not anticipate the need to make substantial expenditures for environmental control or remediation measures during the next three years. See "Risk Factors-- Environmental Compliance and Associated Costs."

PROPERTIES AND FACILITIES

  The Company owns the properties comprising the Sand Springs Facility and the Joliet Facility. The Sand Springs Facility is located on approximately 148 acres of land in Sand Springs, Oklahoma. The Joliet Facility is located on approximately 30 acres of land in Joliet, Illinois. The Company leases 9 acres of land adjacent to the Joliet Facility from the Metropolitan Water Reclamation District of Greater Chicago under a long term lease expiring in 2053. The Company also leases the Kansas City Plant, containing approximately 77,100 square feet. In addition, the Company owns 4.5 acres of land in Oklahoma City, Oklahoma that formerly comprised the Oklahoma City Mill.

  The Sand Springs Facility comprises an aggregate of approximately 520,390 square feet of floor space and contains two 85-ton electric arc furnaces, a six strand billet continuous caster, a rolling mill, two warehouses and a fence post shop. The current total annual capacity of the Sand Springs Facility is approximately 600,000 tons of billet, approximately 320,000 tons of rebar and hot rolled bar and approximately 70,000 tons of fence post. After completion of the Shear Line Project, the annual capacity of rebar and hot rolled bar products is expected to increase to 450,000 tons.

  The Joliet Facility comprises an aggregate of approximately 334,305 square feet of floor space and contains a 12 inch merchant bar mill and a 10 inch merchant bar mill. The total annual capacity of the Joliet Facility is approximately 155,000 tons of hot rolled bar products.

  The Railway Company provides freight service between Sand Springs and Tulsa on seven miles of mainline track and 21 miles of spur line which connect customer facilities with the main line. The Railway Company owns the mainline track and three locomotives and operates a maintenance shop for normal repairs and upkeep. The Railway Company also leases and operates a transload facility and warehouse.

  The Railway Company has granted a security interest in substantially all of its assets to the Bank of Oklahoma as security for the Railway Company's obligations under the Railway Revolving Credit Facility and the Railway Term Loan.

  The Company will grant a first priority lien on substantially all of Sheffield's real property and equipment in favor of the Trustee for the benefit of the holders of the First Mortgage Notes.

LEGAL PROCEEDINGS

  The Company is not a party to any significant pending legal proceedings other than litigation incidental to its business which the Company believes will not materially affect its financial position or results of operations. Such claims against the Company are ordinarily covered by insurance. There can be no assurance, however, that insurance will be available in the future at reasonable rates.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company, and their ages as of October 1, 1997 are as follows:

NAME                     AGE                            POSITION
----                     ---                            --------
Robert W. Ackerman......  59 President and Chief Executive Officer, Director
John F. Lovingfoss......  59 Vice President--Sales and Marketing
Alton W. Davis..........  49 Vice President--Operations
Dale S. Okonow..........  40 Vice President and Secretary, Director
Stephen R. Johnson......  46 Vice President, Chief Financial Officer and Assistant Secretary
Leslie L. Kelly.........  31 Controller
Steven E. Karol.........  43 Chairman of the Board, Director
Jane M. Karol...........  35 Director
Howard H. Stevenson.....  56 Director
John D. Lefler..........  51 Director

  Robert W. Ackerman. Mr. Ackerman has been President and Chief Executive Officer and a Director since 1992. From 1988 to 1992, Mr. Ackerman was the President and Chief Executive Officer of Lincoln Pulp & Paper Co., Inc. From 1986 to 1988 Mr. Ackerman taught in the Advanced Management Program at the Harvard University Graduate School of Business Administration. Mr. Ackerman serves as a director of Gulf States Steel, Inc. of Alabama ("Gulf States") and The Baupost Fund and Atlantic Investors, Inc.

  John F. Lovingfoss. Mr. Lovingfoss has been Vice President--Sales and Marketing since 1984. From 1958 to 1984, Mr. Lovingfoss held various positions with the Company in sales, marketing and management.

  Alton W. Davis. Mr. Davis has been Vice President--Operations since August 1996. From 1986 to 1996, he was Vice President and General Manager of Ameristeel's Jacksonville, Florida location. Prior to that, he held various management positions with both Bayou Steel and Chaparral Steel.

  Dale S. Okonow. Mr. Okonow has been Vice President and Secretary since 1988 and a Director since 1990. Prior to 1988, Mr. Okonow was an associate with the law firm of Proskauer Rose Goetz & Mendelsohn in New York City. Mr. Okonow was Vice President and General Counsel of HMK Enterprises, Inc. ("HMK") from 1988 to 1990 and has been a Senior Vice President and Chief Financial Officer of HMK since 1990. Mr. Okonow also serves as Vice President, Secretary and a Director of Gulf States.

  Stephen R. Johnson. Mr. Johnson has been Vice President--Chief Financial Officer since 1995. From 1977 to 1995 Mr. Johnson held various other positions with the Company, including the position of Vice President--Administration and Treasurer and Vice President--MIS and Business Planning.

  Leslie L. Kelly. Ms. Kelly has been Controller of the Company since 1996. From 1993 to 1996, Ms. Kelly was the Assistant Controller of Integrity Music, Inc. From 1988 to 1992, Ms. Kelly was employed by the accounting firm, KPMG Peat Marwick LLP.

  Steven E. Karol. Mr. Karol has been a Director of the Company since 1981 and Chairman of the Board since 1983. Mr. Karol is also President and Chief Executive Officer and Chairman of the Board of HMK. Mr. Karol also serves as Chairman of the Board of Directors of Gulf States and is a Director of Stocker and Yale. Mr. Karol is the brother of Jane M. Karol.

  Jane M. Karol. Ms. Karol has been a Director since 1991. Ms. Karol is a Director of HMK. Ms. Karol is also the sister of Steven E. Karol.

  Howard H. Stevenson. Dr. Stevenson has been a Director since 1993. Since 1982, Dr. Stevenson has been Sarofim-Rock Professor of Business Administration at the Harvard University Graduate School of Business Administration. He is also a Senior Associate Dean and Director of Financial and Information Systems for Harvard Business School from 1991 to 1994. Dr. Stevenson also sits on the boards of Harvard Business School Publishing Corporation, Camp Dresser & McKee, Landmark Communications, Gulf States, The Baupost Group, Inc., The Baupost Fund, Bessemer Securities Corporation, African Communications Group, and Terry Hinge and Hardware.

  John D. Lefler. Mr. Lefler has over 28 years of experience in the steel industry and has been the President and Chief Executive Officer of Gulf States since May 1993. Mr. Lefler has served Gulf States in various management positions since 1986. Prior to joining Gulf States, he worked at USX for more than 18 years in various management positions. Mr. Lefler serves as a Director of Gulf States and First Alabama Bank.

BOARD COMMITTEES

  AUDIT COMMITTEE. The Audit Committee, which met once during fiscal 1997, has two members, Mr. Okonow and Mr. Ackerman. The Audit Committee reviews the engagement of the Company's independent accountants, reviews annual financial statements, considers matters relating to accounting policy and internal controls and reviews the scope of annual audits. The findings of this committee are reviewed by the Board of Directors.

  STOCK COMPENSATION COMMITTEE. The Stock Compensation Committee has three members, Mr. Karol, Mr. Okonow and Mr. Ackerman. The Stock Compensation Committee did not meet during fiscal 1997. The Stock Compensation Committee administers the Company's 1993 Employee, Director and Consultant Stock Option Plan. See "--Stock Option Plan."

  COMPENSATION COMMITTEE. The Company does not have a standing Compensation Committee. Recommendations concerning salaries and incentive compensation (other than stock options) for employees of the Company (other than Mr. Ackerman) are made by Mr. Ackerman and are reviewed by the Board of Directors. Recommendations concerning Mr. Ackerman's salary and incentive compensation (other than stock options) are made by Mr. Karol and are reviewed by the Board of Directors.

ELECTION AND COMPENSATION OF DIRECTORS

  Ninety-six percent of the outstanding shares of the Common Stock is currently owned by HMK, an affiliate of Watermill Ventures Ltd., which is in turn 100% owned by members of the Karol family. Consequently, certain members of the Karol family together beneficially own substantially all of the outstanding shares of the Company's common stock and are able to determine the outcome of all matters required to be submitted to stockholders for approval, including the election of directors. See "Security Ownership of Certain Beneficial Owners and Management."

  Dr. Stevenson and Mr. Lefler each receive an annual retainer of $4,000, payable quarterly, and a meeting fee of $1,500 for each meeting of the Board of Directors attended. The Company reimburses ordinary and necessary out-of-pocket expenses incurred by any Director in connection with his or her services. In addition, Directors of the Company are eligible to receive non-qualified stock options under the Company's 1993 Employee, Director and Consultant Stock Option Plan (the "Stock Option Plan"). As of July 31, 1997, no Director had been granted any stock options for services as a Director of the Company. See "--Stock Option Plan."

                          SUMMARY COMPENSATION TABLE

  The following Summary Compensation Table includes, for the fiscal year ended 1997, individual compensation information for: (i) the Company's Chief Executive Officer (the "CEO") and (ii) each of the other most highly compensated persons who were serving as executive officers of the Company (other than the CEO) at the end of fiscal 1997 whose salary and bonus earned during fiscal 1997 exceeded $100,000 (collectively, the "named executive officers").

                          SUMMARY COMPENSATION TABLE

                                                                      LONG-TERM
                                                                     COMPENSATION
                                        ANNUAL COMPENSATION             AWARDS
                              FISCAL  ---------------------------    ------------
NAME AND PRINCIPAL POSITION  YEAR (1)  SALARY      BONUS   OTHER       #OPTIONS
---------------------------  -------- --------    ------- -------    ------------
Steven E. Karol, Chairman
 of the Board.............     1997   $250,000    $70,000 $   --             --
Robert W. Ackerman,
 President and
 Chief Executive Officer..     1997    275,000     10,000     --     253,125.000
Dale S. Okonow, Vice
 President and Secretary..     1997    175,000        --      --      56,953.125
Alton W. Davis, Vice
 President--Operations....     1997    127,000(2)  10,000  46,000(3)  25,000.000
John F. Lovingfoss, Vice
 President--Sales.........     1997    150,000     10,000     --      56,953.125
Stephen R. Johnson, Vice
 President and
 Chief Financial Officer..     1997    150,000     10,000     --      35,312.500

--------
(1) Pursuant to the Instructions to Item 402(b) of Regulation S-K, information with respect to fiscal years prior to fiscal 1997 has not been included.
(2) Mr. Davis was hired on August 12, 1996.
(3) Represents moving and related expenses for Mr. Davis.

OPTION GRANTS IN LAST FISCAL YEAR

                                                                          POTENTIAL REALIZABLE
                             NUMBER OF      PERCENT OF TOTAL                VALUE AT ASSUMED
                             SECURITIES     OPTIONS GRANTED   EXERCISE       ANNUAL RATES OF
                         UNDERLYING OPTIONS TO EMPLOYEES IN      OR     STOCK PRICE APPRECIATION
NAME                        GRANTED (1)       FISCAL YEAR    BASE PRICE      FOR OPTION TERM
----                     ------------------ ---------------- ---------- -------------------------
                                                                            5%           10%
                                                                        ----------- -------------
Steven E. Karol.........          --               --%         $  --    $       --  $         --
Robert W. Ackerman......          --               --             --            --            --
Dale S. Okonow..........          --               --             --            --            --
Alton W. Davis..........       25,000              49           20.52       835,623     1,330,590
John F. Lovingfoss......          --               --             --            --            --
Stephen R. Johnson......       10,000              20           20.52       334,239       532,236

--------
(1) All the options were granted under the Stock Option Plan. The options granted to the named executive officers during 1997 are incentive and non-qualified stock options and vest on April 30, 1999.

OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END VALUES

  During the fiscal year ended April 30, 1997, none of the named executive officers exercised stock options. The following table provides information regarding the number of exercisable stock options as of April 30, 1997 and the value of "in-the-money" options, which values represent the positive spread between the exercise price of any such option and the fiscal year-end value of the Company's Common Stock.

                         NUMBER OF SECURITIES UNDERLYING          VALUE OF THE UNEXERCISED
                             UNEXERCISED OPTIONS AT                IN-THE-MONEY OPTIONS AT
                                 FISCAL YEAR END                       FISCAL YEAR END
                         -----------------------------------  ---------------------------------
NAME                     EXERCISABLE      UNEXERCISABLE (2)   EXERCISABLE (1) UNEXERCISABLE (2)
----                     ---------------- ------------------  --------------- -----------------
Steven E. Karol.........              --                 --     $      --            --
Robert W. Ackerman......      253,125.000                --      3,133,502           --
Dale S. Okonow..........       56,953.125                --        705,114           --
Alton W. Davis..........              --          25,000.000           --            --
John F. Lovingfoss......       56,953.125                --        705,114           --
Stephen R. Johnson......       25,312.500         10,000.000       313,384           --

--------
(1) The value of unexercised in-the-money options at fiscal year end assumes a fair market value for the Company's Common Stock of $19.788, as determined by the performance-based formula prescribed in the non-qualified and incentive agreements entered into pursuant to the Stock Option Plan.
(2) The exercise price of Messrs. Davis and Johnson's unexercisable options was higher than the fair market value and thus none of such options were "in-the-money" as of such date.

STOCK OPTION PLAN

  On September 15, 1993, the Board of Directors adopted, and the stockholders of the Company approved, the Company's Stock Option Plan. The Stock Option Plan provides for the grant of incentive stock options to key employees of the Company and non-qualified stock options to key employees, directors and consultants of the Company. A total of 580,000 shares of Common Stock, which would represent approximately 13.4% of the Company's Common Stock on a fully diluted basis, have been reserved for issuance under the Stock Option Plan upon the exercise of options. During the year ended April 30, 1997, 51,000 options were granted, leaving 456,000 options outstanding at April 30, 1997. The options granted on December 15, 1993 to the named executive officers are incentive stock options and non-qualified stock options and vested on April 30, 1996. The options granted during the year ended April 30, 1997 to the named executive officer are non-qualified and vest on April 30, 1999. The Stock Option Plan is administered by the Stock Compensation Committee of the Board of Directors. There were no stock options exercised during fiscal 1997.

EXECUTIVE INCENTIVE PLAN

  Each of the named executive officers, excluding Messrs. Karol and Okonow, is eligible to receive bonus compensation under the Company's Executive Bonus Plan (the "Incentive Plan"). The Incentive Plan provides that (i) in the event that actual pre-tax profit for any fiscal year equals or exceeds budgeted pre-tax profit for such year, participants in the Incentive Plan will be paid a bonus ranging from 30% to 50% of such participant's base salary and (ii) in the event that actual pre-tax profit for any fiscal year does not meet budgeted pre-tax profit for such year, by less than 20%, the Company's Board of Directors may, at its discretion, (A) establish a bonus pool of up to 20% of the total base pay of all participants in the Incentive Plan and (B) award bonus payments from such bonus pool, if any, to participants in the Incentive Plan. Such bonus payments, if any, are to be based upon (x) the individual performance of such participant, (y) the performance of such participant's department and (z) such participant's contribution to the Company's overall performance. Bonuses, if any, are required to be paid within 90 days after the Company's fiscal year end.

PENSION PLAN

  The Company maintains a retirement plan that is an Internal Revenue Code (the "Code") qualified defined benefit pension plan (the "Pension Plan"). At normal retirement date (age 65 or completion of 30 years of service), a participant is paid a pension equal to the sum of: (a) the product of the participant's years of plan service from September 1, 1981 through December 31, 1984 and 1.25% of his average monthly compensation (up to $12,500), determined over the participant's highest five consecutive years; and (b) the product of the participant's years of plan service after January 1, 1985 and 0.9% of his average monthly compensation (up to

$12,500) as defined above. The normal form of pension is a lifetime annuity with a 50% survivor pension for any surviving spouse. Optional forms of payment are available and are actuarially equivalent to a lifetime annuity without surviving spouse benefits. The Pension Plan also provides for early retirement benefits on an actuarially reduced basis for participants who reach age 55 with at least 10 years of service. Vested retirement benefits are available for participants who are terminated with at least five years of plan service. Although the pension is reduced to the extent of any profit sharing retirement annuity provided by discretionary contributions under the Sheffield Steel Corporation Thrift and Profit Sharing Plan (the "Profit Sharing Plan"), no such discretionary contributions have been made to the Profit Sharing Plan.

  Years of service for purposes of the Pension Plan with respect to the named executive officers are as follows: Mr. Ackerman, 5 years; Mr. Lovingfoss, 37 years; and Mr. Johnson, 20 years. Mr. Davis has not yet been with the Company for a full year. Messrs. Karol and Okonow are excluded from the Pension Plan.

  The following table shows the projected annual pension benefits payable under the current pension plan at the normal retirement age of 65:

                        ANNUAL NORMAL PENSION BENEFITS

                          FOR YEARS OF SERVICE SHOWN

                                               YEARS OF SERVICE
                                    -------------------------------------------
ANNUAL BASE SALARY                    15       20       25       30       35
------------------                  -------  -------  -------  -------  -------
$100,000........................... $13,500  $18,000  $22,500  $27,000  $31,500
 125,000...........................  16,875   22,500   28,125   33,750   39,375
 150,000 and above.................  20,250   27,000   33,750   40,500   47,250

THRIFT AND PROFIT SHARING PLAN

  The Company's Profit Sharing Plan is a Code-qualified defined contribution plan which permits its employees to elect "after-tax" payroll deductions between 4% and 14% of compensation. The Profit Sharing Plan also provides for additional discretionary contributions by the Company, which would be allocated according to compensation ratios and, to the extent permitted by the Code, according to compensation in excess of the FICA taxable wage base. Discretionary Company contributions are forfeited by terminated employees with less than five years of service. Discretionary contributions would offset pensions under the Pension Plan described above, but no discretionary Company contributions have been made to the Profit Sharing Plan.

401(K) RETIREMENT PLAN

  The Company also sponsors a plan which permits eligible employees of the Company to defer compensation to the extent permitted by Section 401(k) of the Code (the "Retirement Plan"). The Retirement Plan permits, but does not require, discretionary Company contributions. The Company made contributions of approximately $81,000 to the Joliet Facility's 401(k) plan for the year ended April 30, 1997.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  HMK currently owns 96% of the issued and outstanding shares of the Common Stock. HMK is a Massachusetts-based privately-owned holding company engaged in manufacturing and distribution businesses through two principal operating groups.

  The table below sets forth certain information regarding beneficial ownership of the Common Stock as of October 1, 1997 by (i) each current director of the Company, (ii) each of the named executive officers, (iii) all current directors and officers of the Company as a group and (iv) each person or group of persons known by the Company to beneficially own more than 5% of the outstanding shares of Common Stock.

                                    BENEFICIAL OWNERSHIP (A) (B)
                                    ------------------------------------
NAME AND ADDRESS**                   NUMBER OF SHARES        PERCENT
------------------                  ------------------      ------------
Steven E. Karol....................           1,614,397             42.71%(c)(e)
HMK Enterprises, Inc.
800 South Street
Waltham, MA 02154
Jane M. Karol......................           1,614,397             42.71%(d)(e)
HMK Enterprises, Inc.
800 South Street
Waltham, MA 02154
Robert W. Ackerman.................             286,875(f)           7.58%
Sheffield Steel Corporation
220 N. Jefferson
Sand Springs, OK 74063
John F. Lovingfoss.................              90,703(g)           2.40%
Dale S. Okonow.....................              74,078(h)           1.96%
Stephen R. Johnson.................              25,313(i)             *
Alton W. Davis.....................                 --                 *
Howard H. Stevenson................                 --                 *
John D. Lefler.....................                 --                 *
All current executive officers,
 directors and nominees
 of the Company as a group (9
 persons)..........................           3,705,743(j)          98.03%

--------
  * Represents beneficial ownership of less than 1% of the Company's outstanding shares of Common Stock
 ** Addresses are given for beneficial owners of more than 5% of the outstanding Common Stock only.
(a) The number of shares of Common Stock issued and outstanding on October 1, 1997 was 3,375,000. The calculation of percentage ownership of each listed beneficial owner is based upon the number of shares of Common Stock issued and outstanding at October 1, 1997, plus shares of Common Stock subject to options or warrants held by such person at October 1, 1997 and exercisable within 60 days thereafter. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them, except as otherwise noted.
(b) Beneficial ownership as reported in the table above has been determined in accordance with Rule 13d-3 under the Exchange Act.
(c) Of the 1,614,397 shares of Common Stock beneficially owned by Mr. Karol, 11,272 shares, or.33%, are owned of record by him. Mr. Karol also owns
    74.7634 shares of the Class A common stock, $1.00 par value, of HMK (the "HMK Class A Common Stock"), which shares constitute 50% of the issued and outstanding shares of HMK Class A Common Stock. Of the 1,614,397 shares of Common Stock beneficially owned by Mr. Karol, 1,603,125 shares, or 47.5%, are deemed to be beneficially owned by Mr. Karol by virtue of his ownership of such shares of HMK Class A Common Stock.

(d) Of the 1,614,364 shares of Common Stock beneficially owned by Ms. Karol, 11,239 shares, or.33%, are owned of record by her. Ms. Karol also owns
    74.7634 shares of HMK Class A Common Stock, which shares constitute 50% of the issued and outstanding shares of HMK Class A Common Stock. Of the 1,614,364 shares of Common Stock beneficially owned by Ms. Karol, 1,603,125 shares, or 47.5%, are deemed to be beneficially owned by Ms. Karol by virtue of her ownership of such shares of HMK Class A Common Stock.
(e) Each of Steven E. Karol and Jane M. Karol own 74.7634 shares of HMK Class A Common Stock, constituting 50% of the issued and outstanding shares of HMK Class A Common Stock and 100% of the issued and outstanding shares of HMK Class A Common Stock in the aggregate. HMK Class A Common Stock is the only class of voting stock of HMK issued and outstanding. For purposes of determining beneficial ownership of Common Stock as reported in the table above, ownership of any class of non-voting stock of HMK has not been included.
(f) Includes 253,125 shares which Mr. Ackerman may acquire upon the exercise of options within 60 days after July 31, 1997.
(g) Includes 56,953 shares which Mr. Lovingfoss may acquire upon exercise of options within 60 days after October 1, 1997.
(h) Includes 56,953 shares which Mr. Okonow may acquire upon exercise of options within 60 days after October 1, 1997.
(i) Includes 25,313 shares which Mr. Johnson may acquire upon the exercise of options within 60 days after October 1, 1997.
(j) Includes an aggregate of 392,344 shares which may be acquired upon the exercise of options within 60 days after October 1, 1997.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

CERTAIN BUSINESS RELATIONSHIPS

 HMK MANAGEMENT CONSULTING SERVICES AGREEMENT

  As of the Issue Date, Sheffield will enter into a Management Consulting Services Agreement with HMK (the "Management Agreement"). The Management Agreement is terminable by either party thereto upon 180 days' prior written notice to the other party. Pursuant to the Management Agreement, HMK provides management and business consulting services to Sheffield and its subsidiaries as Sheffield may from time to time reasonably request, including, without limitation: financial and accounting management services; marketing services; executive personnel services; analyses and recommendations with respect to data processing systems and services; corporate development services; contract administration and limited legal services; representation and assistance in the audit process and coordination of accounting functions; negotiation and maintenance of insurance programs; and consultation and assistance in creating and maintaining deferred compensation, pension and profit sharing plans and other human resource related programs.

  As compensation for the management and business consulting services provided to the Company by HMK, Sheffield is obligated to pay to HMK a fee equal to of 1% of the Company's consolidated sales, payable on a monthly basis. As additional compensation, Sheffield has agreed that all employees and directors (and their immediate family members) of HMK and its wholly-owned insurance services subsidiary will be covered under Sheffield's group health insurance plan, and that Sheffield is responsible for adjusting and paying all claims by such employees and directors (and their immediate family members) under Sheffield's group health insurance plan, without any cost or charge-back to, or any reimbursement from, HMK. In addition to the foregoing compensation, Sheffield is obligated to reimburse HMK for the cost of all travel, entertainment, telephone and other expenses incurred by HMK in performing its services under the Management Agreement.

  Management fees paid by the Company pursuant to previous agreements with HMK during fiscal 1995, 1996 and 1997 and for the three months ended July 31, 1997 were $598,000, $573,000, $569,000 and $159,000, respectively.

 RISK MANAGEMENT SOLUTIONS, INC. INSURANCE AGREEMENT.

  The Company has entered into an Insurance Services Agreement (the "Insurance Agreement") with Risk Management Solutions, Inc. ("Risk Management"), a wholly-owned subsidiary of HMK. The Insurance Agreement is terminable by either party thereto upon 180 days' prior written notice to the other party. Pursuant to the Insurance Agreement, Risk Management provides insurance services to the Company and its subsidiaries, including, without limitation: procuring and maintaining property and casualty insurance coverage; maintaining accounting records for all administered insurance programs; reviewing and recommending alternative financing methods for insurance coverages; identifying and evaluating risk exposures; reviewing claims and expenses; budgeting for insurance expenses; and preparing and filing proof of loss statements for insured claims. As compensation for the insurance services provided to the Company and its subsidiaries, the Company is obligated to pay to Risk Management a fee equal to 15% of the total annual cost of the Company's insurance program, payable monthly. In addition to the foregoing compensation, the Company is obligated to reimburse Risk Management for the cost of all travel, entertainment, telephone and other expenses incurred by Risk Management in performing its services under the Insurance Agreement.

 HMK INCOME TAX EXPENSE ALLOCATION POLICY AND TAX SHARING AGREEMENT

  HMK is the common parent of an "affiliated group" of corporations (as defined in the Code), which includes Sheffield and its subsidiaries, as well as other corporations controlled directly or indirectly by HMK. Pursuant to an Income Tax Expense Allocation Policy and Tax Sharing Agreement effective May 1, 1991 among HMK and Sheffield and its subsidiaries (the "Tax Sharing Agreement"), the determination/allocation of income tax expense (current and deferred) among members of the affiliated group or subgroup shall, for purposes of the separate financial statements of the affiliated group or subgroup (or any member of the affiliated group or subgroup), be determined on a separate company basis as if the member computed its tax expense on a separate basis and, since the affiliated group has adopted the provisions of FASB Statement of Accounting Standards No. 109- "Accounting for Income Taxes" (SFAS 109), (i) deferred taxes are allocated/recognized on a separate company basis for all affiliated group members that have temporary differences at the end of the relevant period,
(ii) income tax expense (current and deferred) is allocated/recognized on a separate company basis for all affiliated group members irrespective of the fact that the affiliated group has no current or deferred tax expense and
(iii) the determination/allocation of current and deferred income tax expense on a separate company basis is determined based on the principles of SFAS 109.

  Pursuant to the Tax Sharing Agreement, the affiliated group has elected to allocate the consolidated federal income tax liability of the affiliated group among the group's members pursuant to the consolidated return regulations of the Code. Notwithstanding such election, Sheffield and its subsidiaries will collectively pay to HMK, or the subsidiaries will each pay to Sheffield and Sheffield will pay to HMK, the members' share of their separately computed current tax expense as determined on a separate company basis, and the payment of such current tax expense will be determined irrespective of the fact that the affiliated group has no current tax expense, but after such income tax expense (current and deferred) has been allocated/recognized on a separate company basis for all affiliated group members irrespective of the fact that the affiliated group has no current or deferred tax expense. In the event that a temporary taxable difference originates within one member of the affiliated group and, as a result of the available elections, the temporary taxable difference will reverse within another member of the affiliated group, the member with whom the temporary taxable difference originated will reimburse the member with whom the temporary taxable difference will reverse, for the tax consequences resulting from the reversal of such differences. Such reimbursement will be given effect when the liability (current or deferred) is recognized by the member with whom the reversal will occur.

INDEBTEDNESS OF MANAGEMENT AND RELATED PARTIES

  As of the end of fiscal 1997, HMK owed an aggregate of $2.7 million to the Company. Of that amount, $2.2 million was related to certain tax attributes allocated to the Company pursuant to the Tax Sharing Agreement with HMK. Under that agreement, the receivable will be realized by reducing the future income taxes otherwise payable by the Company to HMK. The remaining $0.5 million relates to the Company's advance of funds to HMK to secure a letter of credit needed for the insurance program of the Company's Joliet facility.

  In September 1992, certain of the Company's officers, directors and members of the Karol family purchased an aggregate of 5% of the issued and outstanding shares of the Common Stock in exchange for an aggregate of $250,000 cash and $1,000,000 in non-recourse promissory notes secured by pledges of such stock. The non-recourse promissory notes evidencing each such shareholders' indebtedness bear interest at a rate of 7.61% and become due on February 1, 2007 or on such earlier date upon the occurrence of certain events as stated in the notes. During the year ended April 30, 1997, the Company signed an agreement to repurchase 50,625 shares of Common Stock from two former officers of the Company. Certain payments, including those to reacquire the Common Stock, are currently not permitted under the terms of the 2001 Notes and revolving credit agreements. As a result of this transaction, $300,000 of the promissory notes plus interest of $93,000 was satisfied and the Company recorded a note payable in the amount of $662,000 to the former shareholders. The note payable will accrue simple interest at 6.02% and will be repaid in five annual installments beginning when, and only when, the purchase of the shares is permitted under the Indenture and the Company's credit agreements.

  Each of Robert W. Ackerman, President and Chief Executive Officer and a Director of the Company and John F. Lovingfoss, Vice President--Sales and Marketing of the Company, purchased 1% of the issued and outstanding shares of Common Stock in exchange for $50,000 in cash and a non-recourse promissory note with an original principal balance of $200,000. The aggregate amount of indebtedness owed to the Company by each of such individuals as of April 30, 1997 is $270,596 ($200,000 principal amount and $70,596 of accrued interest). The largest amount of indebtedness outstanding during fiscal 1997 for each of Messrs. Ackerman and Lovingfoss was $270,596.

  Dale S. Okonow, Vice President, Secretary and a Director of the Company purchased 0.5% of the issued and outstanding shares of Common Stock in exchange for $25,000 in cash and a non-recourse promissory note with an original principal balance of $100,000. The aggregate amount of indebtedness owed to the Company by Mr. Okonow as of April 30, 1997 is $135,298 ($100,000 principal amount and $35,298 of accrued interest). The largest amount of indebtedness outstanding during fiscal 1997 for Mr. Okonow was $135,298.

  Each of Jane M. Karol, a Director of the Company and Joan L. Karol, mother of each of Jane M. Karol and Steven E. Karol, Directors of the Company, purchased 0.333% of the issued and outstanding shares of Common Stock in exchange for $16,665 in cash and a non-recourse promissory note with an original principal balance of $66,660. The aggregate amount of indebtedness owed to the Company by each of such individuals as of April 30, 1997 is $90,190 ($66,660 principal amount and $23,530 of accrued interest). The largest amount of indebtedness outstanding during fiscal 1997 for each of Jane
M. Karol and Joan L. Karol was $90,190.

  Steven E. Karol, Chairman of the Board of Directors of the Company, purchased 0.334% of the issued and outstanding shares of Common Stock in exchange for $16,670 in cash and a non-recourse promissory note with an original principal balance of $66,680. The aggregate amount of indebtedness owed to the Company by Mr. Karol as of April 30, 1997 is $90,215 ($66,680 principal amount and $23,535 of accrued interest). The largest amount of indebtedness outstanding during fiscal 1997 for Mr. Karol was $90,215.

                   DESCRIPTION OF REVOLVING CREDIT FACILITY

  Sheffield is party to the Revolving Credit Facility with NationsBank, N.A. ("NationsBank"), pursuant to which NationsBank provides Sheffield with a revolving credit facility (the "Revolving Credit Facility") of $40 million, subject to levels of borrowing availability. Pursuant to an amendment effective as of the Issue Date, borrowing availability is limited to an amount equal to the sum of 85% of the face value of eligible accounts receivable plus 65% of the lower of fair market value or cost of eligible inventory. The total loans outstanding at any one time against eligible inventory may not exceed $27 million. The obligations of Sheffield under the Revolving Credit Facility are secured by a first priority lien on Sheffield's inventory, accounts receivable and general intangibles. Borrowings under the Revolving Credit Facility bear interest at a fluctuating annual rate equal to between 0 and 1% in 1/4% increments based on the Company's interest coverage plus the prime rate as announced by NationsBank, payable monthly. The Company intends to use a portion of the net proceeds of the Offering to pay down amounts outstanding under the Revolving Credit Facility, but will retain the Revolving Credit Facility for future borrowings. See "Recent Developments" and "Capitalization."

  Pursuant to an amendment that will become effective upon consummation of the Offering, the Revolving Credit Facility requires the Company to maintain (i) a minimum availability of $5.0 million on a formula basis and (ii) a ratio of EDITDA to cash interest expense of 1.1 to 1.0.

  The following (among other events) constitute events of default, the occurrence and continuance of which would entitle NationsBank to terminate the Revolving Credit Facility and to declare all amounts outstanding thereunder to be immediately due and payable: (1) non-payment when due of any amount payable under the Revolving Credit Facility; (2) the attachment of any involuntary lien (other than as permitted by NationsBank), or entry of any fixed judgment, upon Sheffield in an amount in excess of $250,000 which has not been released within 60 days; (3) violation of any covenants, or the material untruth of any representation or warranty made by Sheffield; (4) bankruptcy or other insolvency proceedings are instituted against Sheffield which are not dismissed or vacated within 60 days; (5) change of ownership, suspension of business, disposition of certain assets, certain mergers or consolidations of Sheffield; (6) seizure of the collateral by any third party; and (7) an event of default of the obligations under the First Mortgage Notes. Any event of default gives NationsBank the right to possess and sell the collateral securing Sheffield's obligations.

                            DESCRIPTION OF WARRANTS

  The Warrants were issued under a Warrant Agreement (the "Warrant Agreement') between the Company and State Street Bank and Trust Company, formerly known as Shawmut Bank Connecticut, N.A., as Warrant Agent (the "Warrant Agent"), a copy of which was filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Warrant Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Warrants and the Warrant Agreement, including the definitions therein of certain terms. Wherever particular sections or defined terms of the Warrant Agreement are referred to, such sections or defined terms are incorporated by reference.

  Each Warrant entitles the registered holder thereof (the "holder"), subject to and upon compliance with the provisions thereof and of the Warrant Agreement, at such holder's option prior to 5:00 P.M., New York City time, on November 1, 2001, to purchase from the Company one (or such other number as may result from adjustments as provided in the Warrant Agreement) share of Common Stock (each, a "Warrant Share") at a purchase price of $.01 per share (the "Exercise Price"). The number of shares of Common Stock for which a Warrant may be exercised is subject to adjustment as set forth in the Warrant Agreement.

  Warrants may be exercised by surrendering the Warrant Certificate evidencing such Warrants with the form of election to purchase shares set forth on the reverse side thereof duly completed and executed by the holder thereof and paying in full the Exercise Price for each such Warrant at the office or agency designated for such purpose, which will initially be the corporate trust office of the Warrant Agent in New York, New York. The Exercise Price may be paid only in cash or by certified or official bank check. In the event the Company determines that it is unable to deliver a prospectus meeting the requirements of the federal securities laws in connection with the issuance of shares of Common Stock upon the exercise of Warrants, the Company may defer issuing such shares; provided, that such deferral may not be in excess of 30 days from the date of exercise.

  The Warrant Certificates evidencing the Warrants may be surrendered for exercise or exchange, and the transfer of Warrant Certificates will be registrable, at the office or agency of the Company maintained for such purpose, which initially will be the corporate trust office of the Warrant Agent in New York, New York. The Warrant Certificates will be issued only in fully registered form in denominations of whole numbers of Warrants. No service charge will be made for any exercise, exchange or registration of transfer of Warrant Certificates, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

  Holders of Warrants are not entitled, by virtue of being such holders, to receive dividends, vote, receive notice of any meetings of stockholders or otherwise have any rights of stockholders of the Company.

  The number of Warrant Shares issuable upon exercise of a Warrant (the "Exercise Rate") is subject to adjustment from time to time upon the occurrence of certain events, including (a) dividends or distributions on Common Stock payable in Common Stock or other capital stock; (b) subdivisions, combinations or certain reclassifications of Common Stock; (c) distributions to all holders of Common Stock of rights, warrants or options to purchase Common Stock at a price per share less than the Current Market Value of the Common Stock; (d) certain sales of Common Stock by the Company at a price per share less than the Current Market Value; provided, that no such adjustment will be made with respect to any such sale effected pursuant to the exercise of a stock option issued under the Company's 1993 Employee, Director and Consultant Stock Option Plan if, (i) at the time of such sale, the aggregate number of shares of Common Stock that shall have been issued pursuant to the exercise of such options does not exceed 580,000 shares of Common Stock (approximately 13.4% of the Company's outstanding Common Stock on a fully diluted basis immediately after giving effect to the offering of the Units, including, for this purpose, shares reserved for issuance under said stock option plan) and (ii) at the time of the grant of such stock option, such stock option was issued with an exercise price not less than the then Current Market Value for the underlying Common Stock; and (e) distributions to stockholders of certain types of assets, debt securities or certain rights, warrants or options to purchase securities of the Company.

  For purposes of the preceding paragraph, the term "Current Market Value" per share of Common Stock at any date means (i) if more than 30% of the then outstanding shares of Common Stock shall have been distributed through registered public offerings, the average of the "immediate market price" of the Common Stock for fifteen consecutive trading days immediately preceding the date in question or (ii) if 30% or less of the then outstanding shares of Common Stock shall have been distributed through registered public offerings, the fair market value of the Common Stock as determined by the Company's Board of Directors in good faith and in reliance on a valuation by an Independent Financial Advisor (as defined in the Warrant Agreement) which valuation shall have been given not earlier than twelve months prior to the date at which the "Current Market Value" is being determined. The "immediate market price" of the Common Stock will be the closing sale price of the Common Stock on the principal trading market for the Common Stock on each such trading day or, if there is no such sale price, the average of the closing bid and asked prices for the Common Stock on such trading day on the principal trading market for the Common Stock or, if there is no ascertainable market price for the Common Stock, as determined in good faith by the Company's Board of Directors.

  If the Company is a party to a consolidation, merger or binding share exchange, or certain transfers of all or substantially all of its assets occur, the right to exercise a Warrant for Common Stock may be changed into a right to receive securities, cash or other assets of the Company or another person.

  Fractional shares of Common Stock are not required to be issued upon exercise of Warrants, but in lieu thereof the Company will pay a cash adjustment.

  The Warrant Agreement permits, with certain exceptions, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the holders of Warrant Certificates under the Warrant Agreement at any time by the Company and the Warrant Agent with the consent of the holders of Warrant Certificates representing a majority in number of the then outstanding Warrants.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 10,000,000 shares of Common Stock, par value $.01 per share.

COMMON STOCK

  As of October 1, 1997, there were 3,375,000 shares of Common Stock issued and outstanding and held of record by 9 stockholders. All of such shares are validly issued, fully-paid and nonassessable. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends as are declared by the Board of Directors out of funds legally available therefor. The instruments governing the Company's outstanding indebtedness require compliance with financial ratios and other related covenants which may prohibit the Company from paying dividends. See "Description of Certain Indebtedness". Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of all debts and liabilities. On September 15, 1993, the Company declared a 3,375-for-l stock split, payable by dividend to holders of record of Common Stock on September 16, 1993.

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

  The Company's By-Laws provide that the number of directors of the Company shall not be more than five or less than one, as fixed from time to time by the Board of Directors. The By-Laws provide that any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the actions so taken, is executed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Special meetings of the stockholders may be called by the Chairman, President, Secretary or a majority of the Board of Directors.

  The Company's Certificate of Incorporation limits the liability of Directors to the maximum extent permitted by Delaware General Corporation Law. Delaware law provides that the directors of a corporation will not be personally liable to such corporation or its stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derives an improper personal benefit. The effect of this provision is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

  The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless the corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Neither the Company's Certificate of Incorporation nor its By-Laws impose a greater percentage stockholder vote for any amendment to or repeal of the Certificate of Incorporation or By-Laws. The By-Laws may also be amended or repealed by a majority vote of the whole Board of Directors.

                             PLAN OF DISTRIBUTION

  The shares of Common Stock issuable upon exercise of the Warrants are being offered directly by the Company pursuant to the terms of the Warrants. No underwriter is being utilized in connection with the offering.

  In order to facilitate the exercise of the Warrants, the Company will furnish, at its expense, such number of copies of this Prospectus to each recordholder of the Warrants as the holder may request, together with instructions that such copies be delivered to the beneficial owners thereof.

  In connection with the offering of the Units, the Company agreed to indemnify the underwriters of that transaction against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect thereof.

  The Company has no plans to list the Warrants or the Common Stock issuable upon the exercise thereof on any securities exchange. The Company was advised by the underwriters in connection with the offering of the Units that it intended, at that time, to make a market in each of such securities, however, the underwriters are not obliged to do so. Any such market-making activity may be discontinued at any time, for any reason, without notice. If each underwriter ceases to act as a market maker for any of such securities for any reason, there can be no assurance that another firm or person will make a market therein. There can be no assurance that an active market for any of such securities will develop, or, if a market does develop, at what prices such securities will trade.

                                 LEGAL MATTERS

  The validity of the authorization and issuance of the Common Stock issuable upon the exercise of the Warrants is being passed upon for the Company by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts 02111.

                                    EXPERTS

  The consolidated financial statements of the Company as of April 30, 1997 and 1996 and for each of the years in the three-year period ended April 30, 1997 have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm of experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Independent Auditors' Report.............................................    F-2
Consolidated Balance Sheets..............................................    F-3
Consolidated Statements of Operations....................................    F-4
Consolidated Statements of Stockholders' Equity..........................    F-5
Consolidated Statements of Cash Flows....................................    F-6
Notes to Consolidated Financial Statements............................... F-7-18

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders Sheffield Steel Corporation:

We have audited the accompanying consolidated balance sheets of Sheffield Steel Corporation and subsidiaries as of April 30, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended April 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sheffield Steel Corporation and subsidiaries at April 30, 1996 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 1997, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Tulsa, Oklahoma
June 27, 1997

                  SHEFFIELD STEEL CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                       APRIL 30,
                                                    ----------------  JULY 31,
                                                      1996    1997      1997
                                                    -------- ------- -----------
                                                                     (UNAUDITED)
                      ASSETS
                      ------
Current Assets:
  Cash and cash equivalents.......................  $     46      15        18
  Accounts receivable, less allowance for doubtful
   accounts of $658 at April 30, 1996 and 1997,
   and $733 at July 31, 1997, respectively........    21,607  20,856    19,740
  Inventories.....................................    40,321  37,112    35,964
  Prepaid expenses and other......................       914   1,452     1,272
  Deferred income tax asset.......................     2,716   2,689     2,468
                                                    -------- -------   -------
    Total current assets..........................    65,604  62,124    59,462
Property, plant and equipment, net................    68,461  65,885    65,251
Property held for sale............................       457     439       439
Intangible asset, less accumulated amortization
 of $1,667, $2,171 and $2,285 at April 30, 1996
 and 1997 and July 31, 1997, respectively.........     3,818   3,314     3,200
Other assets......................................       347     290       306
Receivable from parent............................     2,705   2,705     2,705
Deferred income tax asset.........................     1,790   1,817     2,038
                                                    -------- -------   -------
                                                    $143,182 136,574   133,401
                                                    ======== =======   =======

       LIABILITIES AND STOCKHOLDERS' EQUITY
       ------------------------------------

Current liabilities:
  Current portion of long-term debt...............  $    717     936       696
  Accounts payable................................    20,495  16,475    15,862
  Accrued interest payable........................     4,500   4,500     2,250
  Accrued liabilities.............................     6,281   5,601     6,254
  Due to affiliated company.......................        47      49        49
                                                    -------- -------   -------
    Total current liabilities.....................    32,040  27,561    25,111
Long-term debt, excluding current portion, less
 unamortized discount of $1,840, $1,696 and
  $1,647 at April 30, 1996 and 1997 and July 31,
  1997, respectively..............................    96,324  95,614    93,794
Accrued post-retirement benefit costs.............     7,823   9,095     9,533
Other liabilities.................................       610   2,148     2,064
                                                    -------- -------   -------
    Total liabilities.............................   136,797 134,418   130,502
                                                    -------- -------   -------
Stockholders' equity:
  Common stock, $.01 par value, authorized
   10,000,000 shares, issued and outstanding
   3,375,000 shares...............................        34      34        34
  Additional paid-in capital......................     3,591   2,536     2,536
  Retained earnings...............................     4,037     528     1,283
                                                    -------- -------   -------
    Total stockholders' equity....................     7,662   3,098     3,853
  Less loans to stockholders......................     1,277     942       954
                                                    -------- -------   -------
                                                       6,385   2,156     2,899
Commitments and contingencies ....................
                                                    -------- -------   -------
                                                    $143,182 136,574   133,401
                                                    ======== =======   =======

          See accompanying notes to consolidated financial statements.

                  SHEFFIELD STEEL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                           THREE MONTHS ENDED
                              YEAR ENDED APRIL 30,              JULY 31,
                          -------------------------------  --------------------
                            1995       1996       1997       1996       1997
                          ---------  ---------  ---------  ---------  ---------
                                                               (UNAUDITED)
Sales...................  $ 175,753    172,317    170,865     45,203     47,717
Cost of sales...........    144,385    l43,121    140,234     37,547     38,309
                          ---------  ---------  ---------  ---------  ---------
   Gross profit.........     31,368     29,196     30,631      7,656      9,408
Selling, general and
 administrative expense.     12,156     11,737     11,923      3,227      3,297
Depreciation and
 amortization expense...      5,930      6,567      6,775      1,696      1,711
Postretirement benefit
 expense other than
 pensions...............      3,153      2,776      2,353        701        688
Restructuring expense...        --         --       1,320        --         --
                          ---------  ---------  ---------  ---------  ---------
  Operating income......     10,129      8,116      8,260      2,032      3,712
                          ---------  ---------  ---------  ---------  ---------
Other (expense) income:
  Interest expense, net.     (8,049)   (11,733)   (11,769)    (2,913)    (2,957)
  Other.................        (58)       526        --         --         --
                          ---------  ---------  ---------  ---------  ---------
                             (8,107)   (11,207)   (11,769)    (2,913)    (2,957)
                          ---------  ---------  ---------  ---------  ---------
  Income (loss) from
   operations before
   income tax expense...      2,022     (3,091)    (3,509)      (881)       755
Income tax expense......        197        --         --         --         --
                          ---------  ---------  ---------  ---------  ---------
  Net income (loss).....  $   1,825     (3,091)    (3,509)      (881)       755
                          =========  =========  =========  =========  =========
Net income (loss) per
 common and common
 equivalent share.......  $     .50       (.92)     (1.04)      (.26)       .20
                          =========  =========  =========  =========  =========
Dividends per common
 share..................  $     .18        .52        --         --         --
                          =========  =========  =========  =========  =========
Common and common
 equivalent shares
 outstanding............  3,649,588  3,375,000  3,375,000  3,375,000  3,840,767
                          =========  =========  =========  =========  =========


          See accompanying notes to consolidated financial statements.

                  SHEFFIELD STEEL CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                 (UNAUDITED)
                                                                THREE MONTHS
                                      YEAR ENDED APRIL 30,     ENDED JULY 31,
                                      -----------------------  ----------------
                                       1995     1996    1997    1996     1997
                                      -------  ------  ------  -------  -------
Common stock......................... $    34      34      34       34       34
                                      -------  ------  ------  -------  -------
Additional paid-in capital:
  Balance at beginning of year.......   3,997   3,685   3,591    3,591    2,536
  Agreement to repurchase common
   stock.............................     --      --   (1,055)     --       --
  Repurchase of common stock war-
   rants.............................    (312)    (94)    --       --       --
                                      -------  ------  ------  -------  -------
  Balance at end of year.............   3,685   3,591   2,536    3,591    2,536
                                      -------  ------  ------  -------  -------
Retained earnings:
  Balance at beginning of year.......   7,652   8,877   4,037    4,037      528
  Net income (loss)..................   1,825  (3,091) (3,509)    (881)     755
  Dividends..........................    (600) (1,749)    --       --       --
                                      -------  ------  ------  -------  -------
  Balance at end of year.............   8,877   4,037     528    3,156    1,283
                                      -------  ------  ------  -------  -------
Total stockholders' equity........... $12,596   7,662   3,098    6,781    3,853
                                      =======  ======  ======  =======  =======


          See accompanying notes to consolidated financial statements

                  SHEFFIELD STEEL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 (UNAUDITED)
                                                                    THREE
                                                                   MONTHS
                                      YEAR ENDED APRIL 30,     ENDED JULY 31,
                                     ------------------------  ----------------
                                       1995     1996    1997    1996     1997
                                     --------  ------  ------  -------  -------
CASH FLOWS FROM OPERATING ACTIVI-
 TIES:
 Net income (loss).................  $  1,825  (3,091) (3,509)    (881)     755
 Adjustments to reconcile net in-
  come (loss) to net cash provided
  by operating activities:
   Depreciation and amortization...     6,317   6,711   6,919    1,732    1,760
   Loss (gain) on sale or retire-
    ment of assets.................        58    (526)    --       --       --
   Accrual of postretirement bene-
    fits other than pensions, net
    of cash paid...................     2,523   1,747   1,272      501      438
   Deferred income taxes...........        23     --      --       (47)     --
   Changes in assets and liabili-
    ties:
     Accounts receivable...........    (5,515)  1,564     751    2,735    1,116
     Inventories...................    (9,024)   (303)  3,209   (2,459)   1,148
     Prepaid expenses and other....      (563)   (301)   (538)     (85)     180
     Other assets..................      (115)    177     (54)     (54)     (28)
     Accounts payable..............     4,806  (2,624) (4,020)  (2,267)    (613)
     Accrued interest payable......       100     --      --    (2,250)  (2,250)
     Accrued liabilities...........        74    (172)   (680)    (150)     653
     Due to affiliated company.....         4     --        2        2      --
     Income taxes payable..........       123    (123)    --       --       --
     Other liabilities.............      (121)      8   1,377       52      (84)
                                     --------  ------  ------  -------  -------
     Total adjustments.............    (1,310)  6,158   8,238   (2,290)   2,320
                                     --------  ------  ------  -------  -------
     Net cash provided by (used in)
      operating activities.........       515   3,067   4,729   (3,171)   3,075
                                     --------  ------  ------  -------  -------
CASH FLOWS FROM INVESTING ACTIVI-
 TIES:
 Capital expenditures..............   (24,220) (4,978) (3,695)    (634)    (963)
 Proceeds from sale of fixed as-
  sets.............................        30     538      18      --       --
                                     --------  ------  ------  -------  -------
     Net cash used in investing ac-
      tivities ....................   (24,190) (4,440) (3,677)    (634)    (963)
                                     --------  ------  ------  -------  -------
CASH FLOWS FROM FINANCING ACTIVI-
 TIES:
 Net increase (decrease) under re-
  volving lines of credit..........    19,553   2,081  (1,995)   4,381   (1,631)
 Proceeds from issuance of long-
  term debt........................       659   2,195   2,075       --      221
 Repayment of long-term debt.......       (58)   (549)   (715)    (180)    (699)
 Payment of debt issuance costs....       --      (75)    --       --       --
 Payments in respect of stock ap-
  preciation rights................      (524)   (416)   (448)    (424)     --
 Dividends paid....................      (600) (1,749)    --       --       --
 Repurchase of common stock war-
  rants............................      (312)    (94)    --       --       --
                                     --------  ------  ------  -------  -------
     Net cash provided by (used in)
      financing activities.........    18,718   1,393  (1,083)   3,777   (2,109)
                                     --------  ------  ------  -------  -------
Net (decrease) increase in cash and
 cash equivalents..................    (4,957)     20     (31)     (28)       3
Cash and cash equivalents at begin-
 ning of year......................     4,983      26      46       46       15
                                     --------  ------  ------  -------  -------
Cash and cash equivalents at end of
 year..............................  $     26      46      15       18       18
                                     ========  ======  ======  =======  =======

SUPPLEMENTAL DISCLOSURE OF CASH
-------------------------------
 FLOW INFORMATION:
 ----------------

Cash paid during the year for:
 Interest..........................  $  9,675  11,611  11,625    5,127    5,207
                                     ========  ======  ======  =======  =======
 Income taxes......................  $     50     174     --       --       --
                                     ========  ======  ======  =======  =======
Noncash items:
 Change in unfunded accumulated
  benefit obligation included in
  other assets and other
  liabilities......................  $    163     558      53      --       --
                                     ========  ======  ======  =======  =======

 Adjustment of property, plant
  and equipment to reflect
  reclassification of idle assets
  to property held for sale........  $    157     --      --       --       --
                                     ========  ======  ======  =======  =======
 Adjustment of property, plant and
  equipment and accounts payable
  representing amounts accrued for
  fixed asset purchases............  $  2,301     --      --       --       --
                                     ========  ======  ======  =======  =======
 Decrease in paid-in capital for
  stock repurchase agreement.......  $    --      --    1,055      --       --
                                     ========  ======  ======  =======  =======
 Increase in other liabilities for
  stock repurchase agreement.......  $    --      --      662      --       --
                                     ========  ======  ======  =======  =======
 Decrease in loans to stockholders
  related to stock repurchase
  agreement........................  $    --      --      393      --       --
                                     ========  ======  ======  =======  =======

          See accompanying notes to consolidated financial statements.

                 SHEFFIELD STEEL CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         APRIL 30, 1995, 1996 AND 1997
                       (IN THOUSANDS, EXCEPT SHARE DATA)

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND NATURE OF BUSINESS

The consolidated financial statements of Sheffield Steel Corporation (the Company) include the accounts of its divisions, Sheffield Steel-Sand Springs (Sand Springs), Sheffield Steel-Kansas City (Kansas City), and Sheffield Steel-Joliet (Joliet) and its wholly owned subsidiaries, Sheffield Steel Corporation-Oklahoma City (Oklahoma City), and Sand Springs Railway Company (the Railway). HMK Enterprises, Inc. (HMK) owns 95% of the currently issued and outstanding common stock. All material intercompany transactions and balances have been eliminated in consolidation.

The Company's primary business is the production of concrete reinforcing bar, fence posts, and a range of hot rolled bar products including rounds, flats and squares. The Company operates in an economic environment wherein the commodity nature of both its products for sale and its primary raw materials cause sales prices and purchase costs to fluctuate, often on a short-term basis, due to the worldwide supply and demand situation for those commodities. The supply and demand factors for its products for sale and the supply and demand factors for its primary raw materials correlate to a degree, but are not necessarily the same. Therefore, margins between sales price and production costs can fluctuate significantly on a short-term basis.

The Company sells to customers located throughout the continental United States. The Company had one customer that accounted for approximately 10% of sales for the year ended April 30, 1996 and no customers that accounted for greater than 10% of sales for the years ended April 30, 1997 and 1995. The Company had one customer that accounted for approximately 12% and 11% of sales for the three months ended July 31, 1996 and 1997, respectively (unaudited). The Company grants credit to customers under normal industry standards and terms. Policies and procedures have been established which allow for proper evaluation of each customer's creditworthiness as well as general economic conditions. Consequently, an adverse change in those factors could effect the Company's estimate of its bad debts.

CASH EQUIVALENTS

The Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents.

INVENTORIES

Inventories are stated at the lower of cost (as determined by the first-in first-out method) or market. The cost of work-in-process and finished goods inventories is based on standards which approximate cost. Work-in-process and finished goods include direct labor and allocated overhead.

INTANGIBLE ASSETS

Intangible assets consist primarily of goodwill and debt issuance costs. The cost of goodwill is being amortized on a straight-line basis over a period of 40 years. Debt issuance costs are amortized over the term of the related indebtedness. It is the Company's policy to recognize an impairment of the carrying value of goodwill when management's best estimate of undiscounted future cash flows over the remaining amortization period is less than the carrying amount.

                 SHEFFIELD STEEL CORPORATION AND SUBSIDIARIES

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the individual assets using the straight-line method. The useful lives of the property and equipment range from three to forty years. Significant renewals and betterments are capitalized; costs of maintenance and repairs are charged to expense as incurred. Interest costs for the construction of certain long-term assets are capitalized and amortized over the estimated useful lives of the related assets.

INCOME TAXES

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is a member of a group that files a consolidated income tax return with HMK (the Group). The Group's tax-sharing agreement provides that current and deferred income taxes be determined as if each member of the Group were a separate taxpayer. All income taxes payable or receivable are due to or from HMK.

POSTRETIREMENT BENEFITS

The Company provides postretirement benefits to certain retirees and their beneficiaries, generally for the remainder of their lives. The Company measures the cost of its obligation based on an actuarially determined present liability, the accumulated postretirement benefit obligation (APBO). The net periodic costs are recognized as employees render the services necessary to earn the postretirement benefits.

ENVIRONMENTAL COMPLIANCE COSTS

In October, 1996, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 96-1, Environmental Remediation Liabilities. SOP 96-1 was adopted by the Company on May 1, 1997 and requires, among other things, environmental remediation liabilities to be accrued when the criteria of Statement of Financial Accounting Standards (SFAS) No. 5, Accounting for Contingencies, have been met. The SOP also provides guidance with respect to the measurement of the remediation liabilities. Such accounting is consistent with the Company's current method of accounting for environmental remediation costs and, therefore, adoption of this new Statement will not have a material impact on the Company's financial position, results of operations, or liquidity.

REVENUE RECOGNITION

Revenues from sales are recognized when products are shipped to customers, except the Railway which recognizes revenues when services are performed.

INCOME (LOSS) PER COMMON AND COMMON EQUIVALENT SHARE

Income (loss) per share is based on the weighted average number of common shares and dilutive common stock equivalents outstanding each year. Outstanding stock purchase warrants (see Note 5[a]) and stock options (see

                 SHEFFIELD STEEL CORPORATION AND SUBSIDIARIES

Note 12) are common stock equivalents but were excluded from per-share computations in the years ended April 30, 1996 and 1997, and the three months ended July 31, 1996, since their effect on loss per common share was anti-dilutive.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

STOCK OPTION PLAN

Prior to May 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On May 1, 1996, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

(2)  FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying value of cash and cash equivalents, trade accounts receivable and trade accounts payable approximates the fair value because of the short maturity of those instruments. The carrying amounts of notes payable to banks and an equipment financing company (see Note 5) approximates the fair value due to these debt instruments having variable interest rates similar to those that are currently available to the Company. The fair value of the 2001 Notes (see Note 5) at April 30, 1997, based on the currently offered market price, is approximately $71.6 million versus a carrying value of approximately $73.3 million. The fair value of the 2001 Notes at July 31, 1997, is approximately $76.5 million versus a carrying value of approximately $73.4 million (unaudited).

(3)  INVENTORIES

The components of inventories are as follows:

                                                        APRIL 30,    (UNAUDITED)
                                                      --------------  JULY 31,
                                                       1996    1997     1997
                                                      ------- ------ -----------
Raw materials and storeroom supplies................. $10,823 10,924   11,667
Work in process......................................  15,640 10,978   12,450
Finished goods.......................................  13,858 15,210   11,847
                                                      ------- ------   ------
                                                      $40,321 37,112   35,964
                                                      ======= ======   ======

                 SHEFFIELD STEEL CORPORATION AND SUBSIDIARIES

(4)  PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment are as follows:

                                                       APRIL 30,     (UNAUDITED)
                                                    ----------------  JULY 31,
                                                      1996    1997      1997
                                                    -------- ------- -----------
Land and buildings................................. $ 16,448  16,483    16,719
Machinery and equipment............................   88,096  92,607    93,798
Roadbed and improvements...........................    5,129   5,197     5,250
Construction in process............................    3,899   2,727     2,211
                                                    -------- -------   -------
                                                     113,572 117,014   117,978
Less accumulated depreciation and amortization..... $ 45,111  51,129    52,727
                                                    -------- -------   -------
                                                    $ 68,461  65,885    65,251
                                                    ======== =======   =======

Depreciation and amortization of property, plant and equipment charged to operations in 1995, 1996 and 1997 was $5,388, $6,021 and $6,271, respectively.
Depreciation and amortization of property, plant and equipment charged to operations for the three months ended July 31, 1996 and 1997 was $1,556 and $1,597, respectively (unaudited). Included in depreciation expense for 1995 is approximately $500 related to the write-down of mill equipment replaced during 1995. Approximately $2,078 and $25 of interest costs were capitalized as part of property, plant and equipment in 1995 and 1996, respectively. No interest costs were capitalized subsequent to April 30, 1996. Interest costs incurred in 1995, 1996 and 1997 were $10,127, $11,758 and $11,769, respectively.
Interest costs incurred in the three months ended July 31, 1996 and 1997 were $2,913 and $2,957, respectively (unaudited).

The range of estimated useful lives for determining depreciation and amortization of the major classes of assets are:

           Buildings......................... 5-25 years
           Machinery and equipment........... 3-25 years
           Roadbed and improvements.......... 3-40 years

(5)  LONG-TERM DEBT

Long-term debt is comprised of the following:

                                                        APRIL 30,    (UNAUDITED)
                                                      --------------  JULY 31,
                                                       1996    1997     1997
                                                      ------- ------ -----------
2001 Notes, net of unamortized discount,
 effective rate 12.5% [a]............................ $73,160 73,304   73,353
Revolving credit agreement [b].......................  18,660 18,417   16,738
Railway term loan [c]................................     --   2,000    1,500
Railway revolving credit agreement [c]...............   3,019  1,267    1,315
Equipment notes [d]..................................   2,202  1,562    1,584
                                                      ------- ------   ------
                                                       97,041 96,550   94,490
Less current portion.................................     717    936      696
                                                      ------- ------   ------
                                                      $96,324 95,614   93,794
                                                      ======= ======   ======

                 SHEFFIELD STEEL CORPORATION AND SUBSIDIARIES

  [a] On November 4, 1993, the Company issued $75 million of 12% first mortgage notes due 2001 (2001 Notes) with warrants to purchase 10% of the Company's common stock. The notes were sold in units consisting of $1,000 principal amount and five warrants. Each warrant entitles the holder to purchase one share of the Company's common stock through November 1, 2001, at an exercise price of $.01 per share, subject to adjustment. The notes are secured by a first priority lien on substantially all existing and future real property and equipment and a second priority lien on inventory and accounts receivable. Interest is payable semi-annually on May 1 and November 1 of each year.

  [b] The revolving credit agreement with a bank provides for maximum borrowings of $40 million based on a percentage of eligible accounts receivable and inventory. Borrowings are secured by a first priority lien on inventory, accounts receivable and related intangibles, and a second priority lien on existing and future real property. Interest is computed at prime plus a variable margin (based on the achievement of certain interest coverage ratios) from 0 to 1% and is payable monthly. At April 30, 1997, the interest rate was 9.5%. An annual commitment fee of 1/4% is charged on the unused portion of the revolving credit agreement. The agreement continues through November 1, 2000 and thereafter on a year-to-year basis until terminated by the Company or the lender.

  [c] As of April 30, 1996, the Railway credit agreement with a bank provided for a reducing revolving credit commitment with maximum borrowings of $3 million. During 1997, the Railway credit agreement was restructured and is now comprised of two notes; a $2 million term loan with $0.5 million principal payments each year with the final payment on July 31, 2000, and a $1.5 million line of credit maturing July 31, 1998. Obligations under the notes are secured by all of the assets and capital stock of the Railway. Interest is computed at prime plus a variable margin (based on the achievement of certain interest coverage ratios) from 0 to 1% and is payable quarterly. At April 30, 1997, the interest rate was 9.5%.

  [d] At April 30, 1997, the Company had $1,562 in notes payable to equipment financing companies and vendors. The notes are payable in monthly principal installments of $63 plus interest payable at variable rates. The notes mature on various dates through 2002 and are secured by equipment.

  The aggregate maturities of long-term debt for the years ended April 30, are as follows:

      1998............................................................. $   936
      1999.............................................................   2,613
      2000.............................................................     689
      2001.............................................................  18,933
      2002.............................................................  75,075
                                                                        -------
        Total maturities...............................................  98,246
          Less unamortized discount....................................  (1,696)
                                                                        -------
                                                                        $96,550
                                                                        =======

Various agreements contain restrictive covenants including limitations on additional borrowings, dividends and other distributions and the retirement of stock. Additionally, certain agreements require maintenance of specified levels of tangible net worth, working capital, cash flow and performance ratios. In the event of default of the restrictive covenants or failure to maintain the specified performance measures, the commitments related to the credit agreements can be withdrawn by the lender.

                 SHEFFIELD STEEL CORPORATION AND SUBSIDIARIES

(6)  INCOME TAXES

The Company had no income tax expense or benefit for the years ended April 30, 1996 and 1997 or the three months ended July 31, 1996 and 1997 (unaudited). Income tax expense attributable to operations for the year ended April 30, 1995 consists of the following:

                                                        CURRENT DEFERRED TOTAL
                                                        ------- -------- -----
Year ended April 30, 1995:
  Federal..............................................  $(174)   (20)   (194)
  State................................................    --      (3)     (3)
                                                         -----    ---    ----
                                                         $(174)   (23)   (197)
                                                         =====    ===    ====

Income taxes attributable to operations differed from the amounts computed by applying the U.S. federal income tax rate of 34% as a result of the following:

                                                                (UNAUDITED)
                                                               THREE MONTHS
                                     YEAR ENDED APRIL 30,     ENDED JULY 31,
                                    ------------------------  ----------------
                                     1995    1996     1997     1996     1997
                                    ------  -------  -------  -------  -------
Computed "expected" tax (expense)
 benefit........................... $ (687)   1,050    1,193      300     (257)
State income taxes, net of federal
 benefit...........................    (81)     124      140       35      (30)
Decrease (increase) in the
 valuation allowance for deferred
 tax assets........................    659   (1,231)  (1,032)    (335)     287
Other, net.........................    (88)      57     (301)     --       --
                                    ------  -------  -------  -------  -------
                                    $ (197)     --       --       --       --
                                    ======  =======  =======  =======  =======

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                                    APRIL 30,      (UNAUDITED)
                                                 ----------------   JULY 31,
                                                  1996     1997       1997
                                                 -------  -------  -----------
Deductible temporary differences, excluding
 postretirement benefit costs:
  Inventories................................... $ 1,066    1,338      1,338
  Allowance for doubtful accounts...............     250      250        279
  Accrued liabilities not deductible until paid.   1,583    1,677      1,657
  Restructuring charge..........................     559      560        560
  Net operating loss carryforwards..............   8,805   10,848     10,820
  Alternative minimum tax credit carryforwards..     962      962        962
  Investment tax credit carryforwards...........     856      856        856
  Other.........................................     103       12         20
                                                 -------  -------    -------
                                                  14,184   16,503     16,492
 Less valuation allowance.......................   3,409    4,441      4,154
                                                 -------  -------    -------
                                                  10,775   12,062     12,338
Taxable temporary difference--plant and
 equipment......................................  (9,242) (11,012)   (11,455)
                                                 -------  -------    -------
 Net deferred tax asset, excluding
  postretirement benefit costs..................   1,533    1,050        883
Postretirement benefit costs....................   2,973    3,456      3,623
                                                 -------  -------    -------
 Net deferred tax asset......................... $ 4,506    4,506      4,506
                                                 =======  =======    =======

                 SHEFFIELD STEEL CORPORATION AND SUBSIDIARIES

At April 30, 1997 the Company had available net operating loss (NOL) carryforwards for regular federal tax purposes of approximately $28,800 which will expire as follows: $1,400, $400, $3,700, $4,200, $5,600, $7,400 and
$6,100 in the years ended 2000, 2002, 2007, 2008, 2009, 2011 and 2012, respectively. The Company has investment tax credit carryforwards for tax purposes of $856 which the Company has fully reserved as it is likely that those tax credits will not be utilized prior to their expiration. The credits expire in various periods through 2004. Company also has available $962 of alternative minimum tax (AMT) credit carryforwards which may be used indefinitely to reduce future federal regular income tax obligations.

A valuation allowance is required when it is more likely than not that all or a portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon future profitability. Fiscal 1990 capped a three-year period in which the Company generated approximately $19 million and $11.5 million in book and tax earnings, respectively. During fiscal 1991 through fiscal 1994, the Company incurred approximately $12.4 million in taxable losses as a result of steel bar prices, significant losses from operations at Oklahoma City, and a $5.3 million loss on the early retirement of debt. A recovery of steel bar prices which began in fiscal 1994 and continued into 1995 resulted in the Company generating $3.6 million in taxable income. In 1995, the Company started up a new rolling mill which passed the required performance tests and was accepted during fiscal 1997. Productivity expectations of the mill are linked to the future operating performance of the Company. Management has introduced new mill products and made progress toward achieving the full potential of the new mill. However, there can be no assurance that the mill will reach the forecasted production goals or that the Company will achieve future profitability. Accordingly, a valuation allowance has been established to reduce the deferred tax assets to a level which, more likely than not, will be realized.

Future annual postretirement benefit costs are expected to exceed deductible amounts for many years and it is anticipated that all of the deferred tax assets related thereto will be utilized as such amounts become deductible. Accordingly, management did not establish a valuation allowance for the deferred tax asset related to future annual postretirement benefit costs. In order to fully realize the remaining net deferred tax asset, the Company will need to generate future taxable income of approximately $7,100 of which approximately $6,900 is required to fully utilize existing AMT credit carryforwards. Based upon historical taxable income trends and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the net deferred assets, net of the existing valuation allowance.

(7)  EMPLOYEE BENEFIT PLANS

Sand Springs and Joliet have defined benefit plans covering substantially all of their employees. Benefits are generally based on years of service and the employee's compensation during the last ten years of employment. The Company's funding policy is to contribute annually at least the minimum amount necessary to avoid a deficiency in the funding standard. The Company received a waiver of the minimum funding standard in the amount of $776 for the plan year ended December 31, 1984, which is being amortized over 15 years. Net periodic pension expense for these plans included the following:

                                                        YEAR ENDED APRIL 30,
                                                        -----------------------
                                                         1994     1996    1997
                                                        -------  ------  ------
Service cost........................................... $   619     653     747
Interest cost..........................................   1,201   1,306   1,462
Net amortization and deferral..........................     845   2,575     420
Actual return on plan assets...........................  (1,550) (3,420) (l,483)
                                                        -------  ------  ------
                                                        $ 1,115   1,114   1,146
                                                        =======  ======  ======

                 SHEFFIELD STEEL CORPORATION AND SUBSIDIARIES

The following table sets forth the funded status of the Company's plans, as determined by an independent actuary:

                                     APRIL 30, 1996          APRIL 30, 1997
                                 ----------------------- -----------------------
                                 ACCUMULATED   ASSETS    ACCUMULATED   ASSETS
                                  BENEFITS     EXCEED     BENEFITS     EXCEED
                                   EXCEED    ACCUMULATED   EXCEED    ACCUMULATED
                                   ASSETS     BENEFITS     ASSETS     BENEFITS
                                 ----------- ----------- ----------- -----------
Actuarial present value of
 vested benefit obligation.....    $2,741      13,691       2,527      15,658
                                   ======      ======       =====      ======
Accumulated benefit obligation.     2,770      14,035       2,556      15,998
                                   ======      ======       =====      ======
Projected benefit obligation...    $2,950      16,858       2,737      18,451
Plan assets at fair value......     2,578      16,912       2,313      19,340
                                   ------      ------       -----      ------
Projected benefit obligation in
 excess of plan assets.........       372         (54)        424        (889)
Unrecognized net gain..........       114       2,732         151       2,371
Unrecognized prior service
 cost..........................      (484)        101        (494)         94
Unrecognized net transition
 liability.....................       (35)     (3,306)        (11)     (2,774)
Adjustment required to
 recognize minimum liability...       225         --          173         --
                                   ------      ------       -----      ------
Net pension liability (asset)..    $  192        (527)        243      (1,198)
                                   ======      ======       =====      ======

Plan assets consist primarily of U.S. government obligations and marketable equity securities. The unrecognized net transition obligations are being amortized over periods of 14-15 years.

Major assumptions used in the accounting for the pension plans were as follows:

                                                                     1996  1997
                                                                     ----- -----
  Discount rate..................................................... 7.25% 7.50%
  Rate of increase in compensation levels........................... 0%-5% 0%-4%
  Expected long-term rate of return on assets.......................  8.0%  8.0%

Certain divisions of the Company maintain defined contribution plans in which various groups of employees participate. Total Company contributions for these plans amounted to $57, $85, and $81 in 1995, 1996, and 1997, respectively. Company contributions for these plans for the three months ended July 31, 1996 and 1997 were $21 and $29, respectively (unaudited).

(8)  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company provides postretirement health and life insurance benefits to certain retirees and their beneficiaries, generally for the remainder of their lives. The Plan is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles, coinsurance, and Medicare. The Company's policy is to fund accumulated postretirement benefits on a "pay-as-you-go" basis. Net periodic postretirement benefit costs for 1995, 1996 and 1997 include the following components:

                                                           YEAR ENDED APRIL 30,
                                                           ---------------------
                                                            1995   1996    1997
                                                           ------- -------------
  Service cost............................................ $   359    326    321
  Interest cost...........................................   1,825  1,690  1,372
  Net amortization........................................     969    760    660
                                                           ------- ------ ------
                                                           $ 3,153  2,776  2,353
                                                           ======= ====== ======

                 SHEFFIELD STEEL CORPORATION AND SUBSIDIARIES

The following table sets forth the APBO and the amount of the net postretirement benefit liability as determined by an actuary and recognized in the balance sheet at April 30, 1996 and 1997:

                                                                1996     1997
                                                               -------  -------
     Retirees................................................. $12,727   10,173
     Fully eligible active plan participants..................   4,245    4,522
     Other active plan participants...........................   8,035    4,848
                                                               -------  -------
       Accumulated post retirement benefit obligation.........  25,007   19,543
     Unrecognized transition obligation....................... (24,391) (22,956)
     Unrecognized net gain....................................   7,207   12,508
                                                               -------  -------
       Accrued postretirement benefit cost.................... $ 7,823    9,095
                                                               =======  =======

The annual discount rate used in determining the APBO was 7.25 and 7.5% at April 30, 1996 and 1997, respectively. Also, for measurement purposes, HMO trend rates of 8.5% and 6.3% and medical trend rates of 12.0% and 11.0% were used for the hourly and salaried medical indemnity plans, respectively. The medical and HMO trend rates are assumed to decline one-half percent per year to an ultimate level of 5.5%. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the APBO as of April 30, 1997, by $2,800 and the aggregate service and interest cost components of net periodic postretirement benefit costs by $268.

(9)  OPERATING LEASES

The Company is obligated under various noncancelable operating leases for certain land and buildings. These leases generally contain inflationary rent escalations and require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases (except those with lease terms of a month or less that were not renewed) was $260, $277 and $313 for the years ended April 30, 1995, 1996 and 1997, respectively. Rental expense for the three months ended July 31, 1996 and 1997 was $78 and $79, respectively (unaudited).

Future minimum lease payments under noncancelable operating leases (with initial lease terms in excess of one year) for the years ending April 30, are as follows:

     1998................................................................ $  328
     1999................................................................    328
     2000................................................................    337
     2001................................................................    353
     2002................................................................    353
     Later years.........................................................    570
                                                                          ------
       Total............................................................. $2,269
                                                                          ======

(10)  COMMITMENTS AND CONTINGENCIES

The Company is partially self-insured for certain risks consisting primarily of employee health insurance programs and workers' compensation. Probable losses and claims are accrued as they become estimable. The Company maintains letters of credit totaling approximately $2.0 million in accordance with workers' compensation arrangements. At July 31, 1997, the Company had approximately $3.2 million in letters of credit related to workers compensation and supplier agreements (unaudited).

                 SHEFFIELD STEEL CORPORATION AND SUBSIDIARIES

The Company is involved in claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

(11)  RELATED PARTY TRANSACTIONS

An affiliated company provides management and business services to the Company, including, but not limited to, financial, marketing, executive personnel, corporate development, human resources, and limited legal services. The Company believes that transactions with related parties are at costs that could be obtained from third parties. Management fees charged during the years ended April 30, 1995, 1996 and 1997, were approximately $598, $573 and $569, respectively. Management fees charged during the three months ended July 31, 1996 and 1997, were approximately $151 and $159, respectively (unaudited). In addition, the Company purchases general liability, workers' compensation and other insurance through an affiliated company which provides risk management services, including procuring and maintaining property and casualty insurance coverage; reviewing and recommending alternative financing methods for insurance coverage; identifying and evaluating risk exposures, and preparing and filing proof of loss statements for insured claims. Total fees paid for insurance services during the years ended April 30, 1995, 1996 and 1997, were approximately $224, $115 and $115, respectively. Total fees paid for insurance services during the three months ended July 31, 1996 and 1997 were approximately $29 and $29, respectively (unaudited).

During fiscal year 1993, certain minority shareholders issued $1,000 of notes receivable to the Company. The notes bear interest at an annual rate of 7.61% and are secured by common stock of the Company. Principal and interest are due on February 1, 2007, unless extended at the Company's option until February 1, 2012. The principal balance outstanding as of April 30, 1996 and 1997 was $1,000 and $700, respectively. The principal balance outstanding as of July 31, 1997 was $700 (unaudited).

On September 30, 1996, the Company signed an agreement to repurchase 50,625 shares of the Company's common stock from two minority shareholders who formerly were officers of the Company. The stock repurchase is pursuant to the Amended and Restated Stockholder's Agreement dated September 15, 1993 and the stock purchase price was calculated in accordance with said agreement. Certain payments, including those to reacquire the Company's common stock, are currently not permitted under the terms of the Company's first mortgage notes and revolving credit agreements. As a result of this transaction, $393 of notes receivable from the former shareholders was satisfied, the Company recorded a note payable in the amount of $662 and decreased paid-in capital by $1,055. The note payable will accrue simple interest at 6.02% and will be repaid in five annual installments beginning when, and only when, the purchase of the shares is permitted under the Company's credit agreements.

The Company has a receivable of $2,205 from HMK related to certain tax attributes allocated to the Company. Under an agreement with HMK, the receivable will be realized by reducing future income taxes otherwise payable by the Company to HMK. In addition, the Company advanced $500 to HMK to secure a letter of credit for the Joliet insurance program.

(12)  STOCK OPTIONS

On September 15, 1993, the Board of Directors adopted, and the stockholders of the Company approved, the Company's 1993 Employee, Director and Consultant Stock Option Plan (the Stock Option Plan). The Stock Option Plan provides for the grant of incentive options to key employees of the Company and nonqualified stock options to key employees, directors, and consultants of the Company. A total of 580,000 shares of the Company's common stock, which would represent approximately 13.4% of the Company's common stock on a fully diluted

                 SHEFFIELD STEEL CORPORATION AND SUBSIDIARIES basis, have been reserved for issuance under the Stock Option Plan. The options vest in three years and may be exercised within 10 years from the grant date at a price not less than the fair market value of the stock at the time the options are granted. Fair market value for purposes of determining the exercise price is determined by the performance-based formula prescribed in the Stock Option Plan. At April 30, 1997, there were 124,000 additional shares available for grant under the Plan. There were no options granted during the three months ended July 31, 1997 (unaudited).

The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

                                                                    (UNAUDITED)
                                                                   THREE MONTHS
                                                      YEAR ENDED       ENDED
                                                    APRIL 30, 1997 JULY 31, 1997
                                                    -------------- -------------
Net income:
  As reported......................................    $(3,509)        $755
                                                       =======         ====
  Pro forma........................................    $(3,578)        $738
                                                       =======         ====
Earnings per share:
  As reported......................................    $ (1.04)        $.20
                                                       =======         ====
  Pro forma........................................    $ (1.06)        $.19
                                                       =======         ====

The per share weighted-average fair value of stock options granted during 1997 was $4.83 on the date of grant using the minimum value method with the following assumptions: expected dividend yield of approximately 1.0%, risk-free interest rate of 6.38%, and an expected life of five years. Pro forma net income reflects only options granted in 1997. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period of three years and compensation cost for options granted prior to May 1, 1994 is not considered.

The options outstanding and activity during the periods indicated is as follows:

                                                                WEIGHTED AVERAGE
                                                       OPTIONS   EXERCISE PRICE
                                                       -------  ----------------
At May 1, 1994........................................ 474,609       $7.41
  Granted.............................................                 --
  Exercised...........................................     --          --
  Canceled............................................     --          --
                                                       -------
At April 30, 1995..................................... 474,609        7.41
  Granted.............................................     --          --
  Exercised...........................................     --          --
  Canceled............................................ (69,609)        --
                                                       -------
At April 30, 1996..................................... 405,000        7.41
  Granted.............................................  51,000       20.52
  Exercised...........................................     --          --
  Canceled............................................     --          --
                                                       -------
At April 30, 1997..................................... 456,000        8.87
                                                       =======

                 SHEFFIELD STEEL CORPORATION AND SUBSIDIARIES

Exercise prices for options outstanding as of April 30, 1997 ranged from $7.41 to $20.52. The weighted-average remaining contractual life of those options is
6.34 years. There were 405,000 shares exercisable as of April 30, 1996 and 1997. There were no shares exercisable at April 30, 1995.

In connection with the adoption of the Stock Option Plan, the Company elected to terminate its Stock Appreciation Rights Plan (SAR). Existing liabilities under the SAR plan were frozen at their current level. All vested rights become exercisable upon the participants' termination. The present value of the SAR's, based on vesting and retirement dates, is included in accrued and other liabilities. At April 30, 1996 and 1997, the amounts of the liability were $873 and $368, respectively. The amount of the liability at July 31, 1997 was $368 (unaudited).

(13)  RESTRUCTURING EXPENSE

During 1997, the Company recognized costs related to workforce reductions. Approximately 42 hourly employees accepted early retirement incentives resulting in costs of approximately $1,070 during the fourth quarter. In addition, 14 salaried employees were involuntarily terminated in the third quarter resulting in severance costs totaling approximately $250.

(14)  SUBSEQUENT EVENT (UNAUDITED)

In October, 1997, the Company acquired the outstanding capital stock of a reinforcing bar fabricator. The purchase price of the stock is $3,040 subject to certain post-closing adjustments. The Company incurred approximately $2,000 in debt related to this acquisition.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER CONTAINED HEREIN OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THOSE TO WHICH IT RELATES, NOR DOES IT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF NOR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                              -------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    1
Risk Factors..............................................................    7
Use of Proceeds...........................................................   12
Capitalization............................................................   12
Selected Historical Financial Data........................................   13
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   15
Business..................................................................   22
Management................................................................   32
Security Ownership of Certain Beneficial Owners and Management............   37
Certain Relationships and Related Transactions............................   39
Description of Revolving Credit Facility..................................   42
Description of Warrants...................................................   43
Description of Common Stock...............................................   44
Plan of Distribution......................................................   45
Legal Matters.............................................................   46
Experts...................................................................   46
Index to Consolidated Financial Statements................................  F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                   ---------

                                  PROSPECTUS

                                   ---------


                          SHEFFIELD STEEL CORPORATION

                        375,000 SHARES OF COMMON STOCK
                      ISSUABLE UPON EXERCISE OF WARRANTS


                                    , 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the costs and expenses to be paid by the Registrant. All amounts are estimates.

      Registration Fee(1)..............................................
      NASD Filing Fee(1)...............................................
      Blue Sky Fees and Expenses....................................... $ 2,000
      Accounting Fees and Expenses.....................................   2,000
      Legal Fees and Expenses..........................................   3,000
      Fees and Expenses of Trustee.....................................     N/A
      Rating Agency Fees...............................................     N/A
      Printing and Engraving Expenses..................................   2,000
      Miscellaneous....................................................   1,000
                                                                        -------
        Total.......................................................... $10,000
                                                                        =======

--------
(1) Previously paid in connection with the filing of the Registrant's Registration Statement on Form S-1 (No. 33-67532).

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the General Corporation Law of Delaware provides that a corporation may indemnify directors and officers against liabilities and expenses they may incur in such capacities provided certain standards are met, including good faith and the belief that the particular action is in or not opposed to the best interests of the corporation. Article TENTH of the Registrant's Certificate of Incorporation provides as follows:

  "TENTH: The Corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person."

  The Registrant maintains insurance which insures the officers and directors of the Registrant against certain losses and which insures the Registrant against certain of its obligations to indemnify such officers and directors.

  The Registrant and certain of the Registrant's directors and officers who are also stockholders of the Registrant are parties to stockholder's agreements which provide for indemnification by the Registrant of stockholders whose shares are registered under the Securities Act of 1933, as amended (the "Act") pursuant to the exercise of registration rights provided by such agreements, the underwriters of such shares and controlling persons thereof, against certain liabilities under the Act and other laws. The agreements also contain certain provisions for indemnification by such stockholders of the Registrant, its officers and directors, the underwriters of the offering in which such registrable shares are included and the controlling persons of such persons against such liabilities.

  In addition, the Underwriting Agreement, the form of which was filed as
Exhibit 1 to the Registrant's Registration Statement on form S-1 No. 33-67532 filed with the Securities and Exchange Commission on

August 17, 1993, contained provisions for indemnification by the Underwriters of the Units of the Registrant and its officers, directors and controlling stockholders against certain liabilities under the Act.

15. RECENT SALES OF UNREGISTERED SECURITIES

  The Registrant has not issued or sold any unregistered securities within the past three years.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
  1      Form of Underwriting Agreement.*

  3.1    Certificate of Incorporation of the Registrant, as amended.*

  3.2    By-Laws of the Registrant.*

  4.1    Indenture for First Mortgage Notes (including form of First Mortgage
         Note registered thereunder), dated as of November 1, 1993, between Sheffield Steel Corporation and Shawmut Bank Connecticut, N.A., as
         Trustee (Incorporated by reference to Exhibit 4.1 to the Registrant's
         Quarterly Report on Form 10-Q for the quarter ended October 31, 1993).

  4.2    Receivable and Inventory Financing Agreement, dated as of January 16,
         1992, between HMK Industries of Oklahoma, Inc., Sheffield Steel
         Corporation, Sheffield Steel Corporation-Joliet, Sheffield Steel
         Corporation-Oklahoma City and NationsBank of Georgia, N.A.*

  4.3    Guaranty, dated January 16, 1992, from HMK Industries of Oklahoma,
         Inc. to NationsBank of Georgia, N.A.*

  4.4    Mortgage and Security Agreement, dated January 16, 1992, between
         Sheffield Steel Corporation and NationsBank of Georgia, N.A.*

  4.5    Mortgage and Security Agreement, dated January 16, 1992, between
         Sheffield Steel Corporation-Joliet and NationsBank of Georgia, N.A.*

  4.6    Stock Pledge Agreement, dated January 16, 1992, from HMK Industries of
         Oklahoma, Inc. to NationsBank of Georgia, N.A.*

  4.7    First Amendment to Receivable and Inventory Financing Agreement, dated
         August 13, 1993 between HMK Industries of Oklahoma, Inc., Sheffield
         Steel Corporation, Sheffield Steel Corporation-Joliet, Sheffield Steel
         Corporation-Oklahoma City and NationsBank of Georgia, N.A.*

  4.8    Warrant Agreement, dated November 1, 1993, between Sheffield Steel
         Corporation and Shawmut Bank Connecticut, N.A., as Warrant Agent
         (Incorporated by reference to Exhibit 4.8 to the Registrant's
         Quarterly Report on Form 10-Q for the quarter ended October 31, 1993).

  4.9    Intercreditor Agreement, dated November 1, 1993, between Sheffield
         Steel Corporation, NationsBank of Georgia, N.A., and Shawmut Bank
         Connecticut, N.A., as Trustee (Incorporated by reference to Exhibit
         4.9 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended October 31, 1993).

  4.10   Security Agreement, dated November 1, 1993, between Sheffield Steel
         Corporation, and Shawmut Bank Connecticut, N.A., as Collateral Agent and Trustee (Incorporated by reference to Exhibit 4.10 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended
         October 31, 1993).

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
   4.11  Mortgage, Assignment of Leases, Security Agreement and Fixture Filing,
         dated November 1, 1993, between Sheffield Steel Corporation, and
         Shawmut Bank Connecticut, N.A., as Collateral Agent, Trustee and
         Mortgagee (relating to property located in Joliet, Illinois)
         (Incorporated by reference to Exhibit 4.11 to the Registrant's
         Quarterly Report on Form 10-Q for the quarter ended October 31, 1993).

   4.12 Mortgage, Assignment of Leases, Security Agreement and Fixture Filing, dated November 1, 1993, between Sheffield Steel Corporation, and
         Shawmut Bank Connecticut, N.A., as Collateral Agent, Trustee and
         Mortgagee (relating to property located in Sand Springs, Oklahoma)
         (Incorporated by reference to Exhibit 4.12 to the Registrant's
         Quarterly Report on Form 10-Q for the quarter ended October 31, 1993).

   4.13 Second Amendment to Receivable and Inventory Financing Agreement, dated November 1, 1993, between Sheffield Steel Corporation-Oklahoma
         City, Sheffield Steel Corporation, and NationsBank of Georgia, N.A.
         (Incorporated by reference to Exhibit 4.13 to the Registrant's
         Quarterly Report on Form 10-Q for the quarter ended October 31, 1993).

   4.14  Third Amendment to Receivable and Inventory Financing Agreement, dated
         December 13, 1994 between Sheffield Steel Corporation and NationsBank of Georgia, N.A. (Incorporated by reference to Exhibit 4.14 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended
         October 31, 1993).

   4.15 Fourth Amendment to Receivable and Inventory Financing Agreement, dated October 30, 1995 between Sheffield Steel Corporation and
         NationsBank of Georgia, N.A. (Incorporated by reference to Exhibit
         4.15 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended October 31, 1995).

   4.16  Fifth Amendment to Receivable and Inventory Financing Agreement, dated
         April 19, 1996 between Sheffield Steel Corporation and NationsBank of
         Georgia, N.A. (Incorporated by reference to Exhibit 4.16 to the Registrant's Annual Report on Form 10-K for the fiscal year ended
         April 30, 1996).

   5 Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., with respect to the legality of the securities being registered.*

  10.1   Intentionally omitted.

  10.2 Income Tax Expense Allocation Policy and Tax Sharing Agreement, effective May 1, 1991 between HMK Enterprises, Inc. and Sheffield
         Steel Corporation, Sheffield Steel Corporation-Joliet, Sheffield Steel
         Corporation-Oklahoma City and Sand Springs Railway Company.*

  10.3   Management Services Agreement, dated October 1, 1993 between HMK
         Enterprises, Inc. and Sheffield Steel Corporation.*

  10.4   Insurance Services Agreement, dated October 1, 1993 between HMK
         Enterprises, Inc. and Sheffield Steel Corporation.*

  10.5   Design, Manufacturing and Installation Contract, dated December 10,
         1993, between Sheffield Steel Corporation and Morgan-Pomini Company
         (Incorporated by reference to Exhibit 10.5 to the Registrant's
         Quarterly Report on Form 10-Q for the quarter ended October 31, 1993).

  10.6   Form of Master Loan and Security Agreement between Sheffield Steel
         Corporation and the CIT Group/Equipment Financing, Inc. dated July 14,
         1994 (Incorporated by reference to Exhibit 10.6 to the Registrant's
         Annual Report on Form 10-K for the fiscal year ended April 30, 1994).

  10.7   Restated Credit Agreement, dated April 23, 1991, between Sand Springs
         Railway Company and Bank of Oklahoma.*

  10.8   Amendment to Restated Credit Agreement, dated May 31, 1992, between
         Sand Springs Railway Company and Bank of Oklahoma.*

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
  10.9   Promissory Note, dated April 23, 1991, executed by Sand Springs
         Railway Company in the amount of $1.9 million in favor of Bank of
         Oklahoma.*

  10.10  Amendment to Assignment of Transportation Agreement, dated April 23,
         1991 between Sand Springs Railway Company and Bank of Oklahoma.*

  10.11 Amendment to Assignment of User Contracts, dated April 23, 1991 between Sand Springs Railway Company and Bank of Oklahoma.*

  10.12 Amendment to Pledge and Security Agreement, dated April 23, 1991 between Sand Springs Railway Company and Bank of Oklahoma.*

  10.13  Amendment to Security Agreements, dated April 23, 1991 between Sand
         Springs Railway Company and Bank of Oklahoma.*

  10.14  Amendment to Real Estate Mortgage and Security Agreement, dated April
         23, 1991 between Sand Springs Railway Company and Bank of Oklahoma.*

  10.15  Amendment to Real Estate Mortgage and Security Agreement, dated April
         23, 1991 between Sand Springs Railway Company and Bank of Oklahoma.*

  10.16 Assignment of Transportation Agreement, dated December 10, 1987 between Sand Springs Railway Company and Bank of Oklahoma.*

  10.17  Assignment of User Contracts, dated December 10, 1987 between Sand
         Springs Railway Company and Bank of Oklahoma.*

  10.18  Security Agreement, dated December 10, 1987 between Sand Springs
         Railway Company and Bank of Oklahoma.*

  10.19  Security Agreement, dated December 10, 1987 between Sand Springs
         Railway Company and Bank of Oklahoma.*

  10.20 Real Estate Mortgage and Security Agreement, dated December 10, 1987 between Sand Springs Railway Company and Bank of Oklahoma.*

  10.21 Real Estate Mortgage and Security Agreement, dated December 10, 1987 between Sand Springs Railway Company and Bank of Oklahoma.*

  10.22  Pledge and Security Agreement, dated December 10, 1987 between Sand
         Springs Railway Company and Bank of Oklahoma.*

  10.23  Guaranty Agreement, dated December 10, 1987 between HMK Industries of
         Oklahoma, Inc. and Sand Springs Railway Company.*

  10.24  Second Amendment to Restated Credit Agreement, dated September 24,
         1993 between Sand Springs Railway Company and Bank of Oklahoma.*

  10.25  Subordination Agreement dated November 10, 1995, between Sheffield
         Steel Corporation and the CIT Group/Equipment Financing, Inc.
         (Incorporated by reference to Exhibit 10.25 to the Registrant's Annual
         Report on Form 10-K for the fiscal year ended April 30, 1996).

  10.26  First Amendment to Master Loan and Security Agreement between
         Sheffield Steel Corporation and the CIT Group/Equipment Financing,
         Inc. dated April 25th, 1995. (Incorporated by reference to Exhibit
         10.26 to the Registrant's Annual Report on Form 10-K for the fiscal year ended April 30, 1996).

  10.27  Second Amendment to Master Loan and Security Agreement between
         Sheffield Steel Corporation and the CIT Group/Equipment Financing,
         Inc. dated July 2, 1996. (Incorporated by reference to Exhibit 10.27 to the Registrant's Annual Report on Form 10-K for the fiscal year ended April 30, 1996.)

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
  10.28  Sheffield Steel Corporation 1993 Employee, Director and Consultant
         Stock Option Plan.*

  10.29  Second Amendment to Real Estate Mortgage and Security Agreement, dated
         July 31, 1996 between Sand Springs Railway Company and Bank of
         Oklahoma, N.A. (Incorporated by reference to Exhibit 10.29 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July
         31, 1996.)

  10.30  Third Amendment to Real Estate Mortgage and Security Agreement, dated
         July 31, 1996 between Sand Springs Railway Company and Bank of
         Oklahoma, N.A. (Incorporated by reference to Exhibit 10.30 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July
         31, 1996.)

  10.31 Fourth Amendment to Restated Credit Agreement, dated July 31, 1996 between Sand Springs Railway Company and Bank of Oklahoma, N.A.
         (Incorporated by reference to Exhibit 10.31 to the Registrant's
         Quarterly Report on Form 10-Q for the quarter ended July 31, 1996.)

  10.32  Promissory Note, date July 31, 1996, executed by Sand Springs Railway
         Company in the amount of $1.5 million in favor of Bank of Oklahoma, N.A. (Incorporated by reference to Exhibit 10.32 to the Registrant's
         Quarterly Report on Form 10-Q for the quarter ended July 31, 1996.)

  10.33  Promissory Note, date July 31, 1996, executed by Sand Springs Railway
         Company in the amount of $2 million in favor of Bank of Oklahoma, N.A.
         (Incorporated by reference to Exhibit 10.33 to the Registrant's
         Quarterly Report on Form 10-Q for the quarter ended July 31, 1996.)

  10.34  Real Time Pricing Program Agreement dated June 1, 1996 between
         Sheffield Steel Corporation and Public Service Company of Oklahoma.
         (Incorporated by reference to Exhibit 10.34 to the Registrant's
         Quarterly Report on Form 10-Q for the quarter ended July 31, 1996.)

  10.35  Agreement between the United Steelworkers of America and the Sand
         Springs Division of Sheffield Steel Corporation dated March 2, 1997.
         (Incorporated by reference to Exhibit 10.35 to the Registrant's Annual
         Report on Form 10-K for the fiscal year ended April 30, 1997.)

  10.36 Fifth Amendment to Restated Credit Agreement, dated July 31, 1997 between Sand Springs Railway Company and Bank of Oklahoma, N.A.
         (Incorporated by reference to Exhibit 10.36 to the Registrant's
         Quarterly Report on Form 10-Q for the quarter ended July 31, 1997.)

  12     Statement re Computation of Ratio of Earnings to Fixed Charges.
         (Incorporated by reference to Exhibit 10.35 to the Registrant's Annual
         Report on Form 10-K for the fiscal year ended April 30, 1997.)

  13 Statement re Computation of EBITDA. (Incorporated by reference to Exhibit 10.35 to the Registrant's Annual Report on Form 10-K for the fiscal year ended April 30, 1997.)

  21     Subsidiaries of the Registrant.*

  23.1   Consent and Report on Schedules of KPMG Peat Marwick.

  23.2   Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.(see
          Exhibit 5).

  24     Power of Attorney.*

  25     Statement of eligibility of trustee.*

--------
* Previously filed.

(B) FINANCIAL STATEMENTS SCHEDULES

  Schedule II -- Valuation and Qualifying Accounts

  All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 17. UNDERTAKINGS

  The undersigned Registrant hereby undertakes

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  The undersigned Registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant is the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Boston, Massachusetts on December 1, 1997.

                                          SHEFFIELD STEEL CORPORATION

                                                              *
                                          By:  ________________________________
                                              Robert W. Ackerman
                                              President and Chief Executive
                                              Officer

  Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration statement has been signed by the following persons on the dates indicated.

      SIGNATURE                           TITLE                       DATE

            *                President, Chief Executive Officer     December 1,
-------------------------    (principal executive officer),         1997
   Robert W. Ackerman        and Director


   /s/ Dale S. Okonow        Vice President and Secretary           December 1,
-------------------------    and Director (principal financial      1997
     Dale S. Okonow          officer)


            *                Chairman of the Board of Directors     December 1,
-------------------------                                           1997
     Steven E. Karol

            *                Director                               December 1,
-------------------------                                           1997
      Jane M. Karol

            *                Director                               December 1,
-------------------------                                           1997
   Howard H. Stevenson

   /s/ John D. Lefler        Director                               December 1,
-------------------------                                           1997
     John D. Lefler

By executing his name hereto, Dale S. Okonow is signing this document on behalf of the persons indicated above pursuant to powers of attorney duly executed by such persons and filed with the Securities and Exchange Commission.

                                                       /s/ Dale S. Okonow
                                                  By:  ____________________
                                                       Dale S. Okonow
                                                       (Attorney-in-fact)

                                                                     SCHEDULE II

                  SHEFFIELD STEEL CORPORATION AND SUBSIDIARIES


                       VALUATION AND QUALIFYING ACCOUNTS

                   YEARS ENDED APRIL 30, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                         BALANCE  CHARGED TO               BALANCE
                        APRIL 30, COSTS AND  DEDUCTIONS-- APRIL 30,
                          1996     EXPENSES   WRITE-OFFS    1997
                        --------- ---------- ------------ ---------
Accounts receivable--
 allowance for
 doubtful accounts.....   $658       --          --          658
                          ====       ===         ===         ===
                         BALANCE  CHARGED TO               BALANCE
                        APRIL 30, COSTS AND  DEDUCTIONS-- APRIL 30,
                          1995     EXPENSES   WRITE-OFFS    1996
                        --------- ---------- ------------ ---------
Accounts receivable--
 allowance for
 doubtful accounts.....   $461       197         --          658
                          ====       ===         ===         ===
                         BALANCE  CHARGED TO               BALANCE
                        APRIL 30, COSTS AND  DEDUCTIONS-- APRIL 30,
                          1994     EXPENSES   WRITE-OFFS    1995
                        --------- ---------- ------------ ---------
Accounts receivable--
 allowance for
 doubtful accounts.....   $432        36          (7)        461
                          ====       ===         ===         ===

                                 EXHIBIT INDEX

 EXHIBIT
   NO.                             DESCRIPTION                             PAGE
 -------                           -----------                             ----
  1      Form of Underwriting Agreement.*

  3.1    Certificate of Incorporation of the Registrant, as amended.*

  3.2    By-Laws of the Registrant.*

  4.1    Indenture for First Mortgage Notes (including form of First
         Mortgage Note registered thereunder), dated as of November 1, 1993, between Sheffield Steel Corporation and Shawmut Bank
         Connecticut, N.A., as Trustee (Incorporated by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended October 31, 1993).

  4.2    Receivable and Inventory Financing Agreement, dated as of
         January 16, 1992, between HMK Industries of Oklahoma, Inc.,
         Sheffield Steel Corporation, Sheffield Steel Corporation-
         Joliet, Sheffield Steel Corporation-Oklahoma City and
         NationsBank of Georgia, N.A.*

  4.3    Guaranty, dated January 16, 1992, from HMK Industries of
         Oklahoma, Inc. to NationsBank of Georgia, N.A.*

  4.4 Mortgage and Security Agreement, dated January 16, 1992, between Sheffield Steel Corporation and NationsBank of Georgia,
         N.A.*

  4.5 Mortgage and Security Agreement, dated January 16, 1992, between Sheffield Steel Corporation-Joliet and NationsBank of
         Georgia, N.A.*

  4.6    Stock Pledge Agreement, dated January 16, 1992, from HMK
         Industries of Oklahoma, Inc. to NationsBank of Georgia, N.A.*

  4.7    First Amendment to Receivable and Inventory Financing
         Agreement, dated August 13, 1993 between HMK Industries of
         Oklahoma, Inc., Sheffield Steel Corporation, Sheffield Steel
         Corporation-Joliet, Sheffield Steel Corporation-Oklahoma City and NationsBank of Georgia, N.A.*

  4.8    Warrant Agreement, dated November 1, 1993, between Sheffield
         Steel Corporation and Shawmut Bank Connecticut, N.A., as
         Warrant Agent (Incorporated by reference to Exhibit 4.8 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended October 31, 1993).

  4.9    Intercreditor Agreement, dated November 1, 1993, between
         Sheffield Steel Corporation, NationsBank of Georgia, N.A., and
         Shawmut Bank Connecticut, N.A., as Trustee (Incorporated by reference to Exhibit 4.9 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended October 31, 1993).

  4.10   Security Agreement, dated November 1, 1993, between Sheffield
         Steel Corporation, and Shawmut Bank Connecticut, N.A., as
         Collateral Agent and Trustee (Incorporated by reference to Exhibit 4.10 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended October 31, 1993).

  4.11   Mortgage, Assignment of Leases, Security Agreement and Fixture
         Filing, dated November 1, 1993, between Sheffield Steel
         Corporation, and Shawmut Bank Connecticut, N.A., as Collateral
         Agent, Trustee and Mortgagee (relating to property located in Joliet, Illinois) (Incorporated by reference to Exhibit 4.11 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended October 31, 1993).

 EXHIBIT
   NO.                             DESCRIPTION                             PAGE
 -------                           -----------                             ----
   4.12  Mortgage, Assignment of Leases, Security Agreement and Fixture
         Filing, dated November 1, 1993, between Sheffield Steel
         Corporation, and Shawmut Bank Connecticut, N.A., as Collateral
         Agent, Trustee and Mortgagee (relating to property located in
         Sand Springs, Oklahoma) (Incorporated by reference to Exhibit
         4.12 to the Registrant's Quarterly Report on Form 10-Q for the
         quarter ended October 31, 1993).

   4.13  Second Amendment to Receivable and Inventory Financing
         Agreement, dated November 1, 1993, between Sheffield Steel
         Corporation-Oklahoma City, Sheffield Steel Corporation, and
         NationsBank of Georgia, N.A. (Incorporated by reference to Exhibit 4.13 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended October 31, 1993).

   4.14  Third Amendment to Receivable and Inventory Financing
         Agreement, dated December 13, 1994 between Sheffield Steel
         Corporation and NationsBank of Georgia, N.A. (Incorporated by reference to Exhibit 4.14 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended October 31, 1993).

   4.15  Fourth Amendment to Receivable and Inventory Financing
         Agreement, dated October 30, 1995 between Sheffield Steel
         Corporation and NationsBank of Georgia, N.A. (Incorporated by reference to Exhibit 4.15 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended October 31, 1995).

   4.16  Fifth Amendment to Receivable and Inventory Financing
         Agreement, dated April 19, 1996 between Sheffield Steel
         Corporation and NationsBank of Georgia, N.A. (Incorporated by reference to Exhibit 4.16 to the Registrant's Annual Report on Form 10-K for the fiscal year ended April 30, 1996).

   5 Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., with respect to the legality of the securities being registered.*

  10.1   Intentionally omitted.

  10.2 Income Tax Expense Allocation Policy and Tax Sharing Agreement, effective May 1, 1991 between HMK Enterprises, Inc. and
         Sheffield Steel Corporation, Sheffield Steel Corporation-
         Joliet, Sheffield Steel Corporation-Oklahoma City and Sand
         Springs Railway Company.*

  10.3   Management Services Agreement, dated October 1, 1993 between
         HMK Enterprises, Inc. and Sheffield Steel Corporation.*

  10.4   Insurance Services Agreement, dated October 1, 1993 between HMK
         Enterprises, Inc. and Sheffield Steel Corporation.*

  10.5   Design, Manufacturing and Installation Contract, dated December
         10, 1993, between Sheffield Steel Corporation and Morgan-Pomini
         Company (Incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended October 31, 1993).

  10.6   Form of Master Loan and Security Agreement between Sheffield
         Steel Corporation and the CIT Group/Equipment Financing, Inc.
         dated July 14, 1994 (Incorporated by reference to Exhibit 10.6 to the Registrant's Annual Report on Form 10-K for the fiscal year ended April 30, 1994).

  10.7   Restated Credit Agreement, dated April 23, 1991, between Sand
         Springs Railway Company and Bank of Oklahoma.*

  10.8 Amendment to Restated Credit Agreement, dated May 31, 1992, between Sand Springs Railway Company and Bank of Oklahoma.*

 EXHIBIT
   NO.                             DESCRIPTION                             PAGE
 -------                           -----------                             ----
  10.9   Promissory Note, dated April 23, 1991, executed by Sand Springs
         Railway Company in the amount of $1.9 million in favor of Bank of Oklahoma.*

  10.10  Amendment to Assignment of Transportation Agreement, dated
         April 23, 1991 between Sand Springs Railway Company and Bank of
         Oklahoma.*

  10.11 Amendment to Assignment of User Contracts, dated April 23, 1991 between Sand Springs Railway Company and Bank of Oklahoma.*

  10.12  Amendment to Pledge and Security Agreement, dated April 23,
         1991 between Sand Springs Railway Company and Bank of
         Oklahoma.*

  10.13  Amendment to Security Agreements, dated April 23, 1991 between
         Sand Springs Railway Company and Bank of Oklahoma.*

  10.14  Amendment to Real Estate Mortgage and Security Agreement, dated
         April 23, 1991 between Sand Springs Railway Company and Bank of
         Oklahoma.*

  10.15  Amendment to Real Estate Mortgage and Security Agreement, dated
         April 23, 1991 between Sand Springs Railway Company and Bank of
         Oklahoma.*

  10.16 Assignment of Transportation Agreement, dated December 10, 1987 between Sand Springs Railway Company and Bank of Oklahoma.*

  10.17  Assignment of User Contracts, dated December 10, 1987 between
         Sand Springs Railway Company and Bank of Oklahoma.*

  10.18  Security Agreement, dated December 10, 1987 between Sand
         Springs Railway Company and Bank of Oklahoma.*

  10.19  Security Agreement, dated December 10, 1987 between Sand
         Springs Railway Company and Bank of Oklahoma.*

  10.20  Real Estate Mortgage and Security Agreement, dated December 10,
         1987 between Sand Springs Railway Company and Bank of
         Oklahoma.*

  10.21  Real Estate Mortgage and Security Agreement, dated December 10,
         1987 between Sand Springs Railway Company and Bank of
         Oklahoma.*

  10.22  Pledge and Security Agreement, dated December 10, 1987 between
         Sand Springs Railway Company and Bank of Oklahoma.*

  10.23  Guaranty Agreement, dated December 10, 1987 between HMK
         Industries of Oklahoma, Inc. and Sand Springs Railway Company.*

  10.24  Second Amendment to Restated Credit Agreement, dated September
         24, 1993 between Sand Springs Railway Company and Bank of
         Oklahoma.*

  10.25  Subordination Agreement dated November 10, 1995, between
         Sheffield Steel Corporation and the CIT Group/Equipment
         Financing, Inc. (Incorporated by reference to Exhibit 10.25 to the Registrant's Annual Report on Form 10-K for the fiscal year ended April 30, 1996).

  10.26  First Amendment to Master Loan and Security Agreement between
         Sheffield Steel Corporation and the CIT Group/Equipment
         Financing, Inc. dated April 25th, 1995. (Incorporated by reference to Exhibit 10.26 to the Registrant's Annual Report on Form 10-K for the fiscal year ended April 30, 1996).

  10.27  Second Amendment to Master Loan and Security Agreement between
         Sheffield Steel Corporation and the CIT Group/Equipment
         Financing, Inc. dated July 2, 1996. (Incorporated by reference to Exhibit 10.27 to the Registrant's Annual Report on Form 10-K for the fiscal year ended April 30, 1996.)

 EXHIBIT
   NO.                             DESCRIPTION                             PAGE
 -------                           -----------                             ----
  10.28  Sheffield Steel Corporation 1993 Employee, Director and
         Consultant Stock Option Plan.*

  10.29  Second Amendment to Real Estate Mortgage and Security
         Agreement, dated July 31, 1996 between Sand Springs Railway
         Company and Bank of Oklahoma, N.A. (Incorporated by reference to Exhibit 10.29 to the Registrant's Quarterly Report on Form
         10-Q for the quarter ended July 31, 1996.)

  10.30 Third Amendment to Real Estate Mortgage and Security Agreement, dated July 31, 1996 between Sand Springs Railway Company and
         Bank of Oklahoma, N.A. (Incorporated by reference to Exhibit
         10.30 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 1996.)

  10.31  Fourth Amendment to Restated Credit Agreement, dated July 31,
         1996 between Sand Springs Railway Company and Bank of Oklahoma,
         N.A. (Incorporated by reference to Exhibit 10.31 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 1996.)

  10.32  Promissory Note, date July 31, 1996, executed by Sand Springs
         Railway Company in the amount of $1.5 million in favor of Bank of Oklahoma, N.A. (Incorporated by reference to Exhibit 10.32 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 1996.)

  10.33  Promissory Note, date July 31, 1996, executed by Sand Springs
         Railway Company in the amount of $2 million in favor of Bank of Oklahoma, N.A. (Incorporated by reference to Exhibit 10.33 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 1996.)

  10.34  Real Time Pricing Program Agreement dated June 1, 1996 between
         Sheffield Steel Corporation and Public Service Company of
         Oklahoma. (Incorporated by reference to Exhibit 10.34 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 1996.)

  10.35 Agreement between the United Steelworkers of America and the Sand Springs Division of Sheffield Steel Corporation dated
         March 2, 1997. (Incorporated by reference to Exhibit 10.35 to the Registrant's Annual Report on Form 10-K for the fiscal year ended April 30, 1997.)

  10.36  Fifth Amendment to Restated Credit Agreement, dated July 31,
         1997 between Sand Springs Railway Company and Bank of Oklahoma,
         N.A. (Incorporated by reference to Exhibit 10.36 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 1997.)

  12     Statement re Computation of Ratio of Earnings to Fixed Charges.
         (Incorporated by reference to Exhibit 10.35 to the Registrant's
         Annual Report on Form 10-K for the fiscal year ended April 30, 1997.)

  13 Statement re Computation of EBITDA. (Incorporated by reference to Exhibit 10.35 to the Registrant's Annual Report on Form 10-K for the fiscal year ended April 30, 1997.)

  21     Subsidiaries of the Registrant.*

  23.1   Consent and Report on Schedules of KPMG Peat Marwick.

  23.2   Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo,
          P.C.(see Exhibit 5).

  24     Power of Attorney.*

  25     Statement of eligibility of trustee.*

--------
* Previously filed.